Exhibit 99.1

Sean M. Connolly

President and Chief Executive Officer

                    , 2016

Dear Fellow ConAgra Stockholder:

We are pleased to inform you that ConAgra Foods, Inc.’s board of directors has approved a plan to pursue a separation of the company’s frozen potato products business from ConAgra Foods, Inc. through a spinoff of its frozen potato products business. The frozen potato products business will be transferred to Lamb Weston Holdings, Inc., or Lamb Weston, a newly created Delaware corporation, and its shares will be distributed as a dividend to stockholders of ConAgra Foods, Inc. on                     , 2016. At the time of the spinoff, we expect that Lamb Weston, a leading global producer, provider, and marketer of value-added frozen potato products, will have its common stock listed on the New York Stock Exchange under the symbol “LW.”

As a current stockholder of ConAgra Foods, Inc., you will receive              shares of Lamb Weston common stock for every              share[s] of ConAgra Foods, Inc. common stock that you own and hold as of the record date, as further described in the enclosed information statement. Stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Lamb Weston common stock.

Following completion of the spinoff, ConAgra Foods, Inc. will be renamed Conagra Brands, Inc., or Conagra Brands, and shares of Conagra Brands common stock will continue to trade on the New York Stock Exchange under the symbol “CAG.” Following completion of the spinoff, Conagra Brands will be comprised primarily of the operations currently reported as ConAgra Foods, Inc.’s Consumer Foods segment.

We invite you to learn more about Lamb Weston by reviewing the enclosed information statement, which describes the spinoff and Lamb Weston in detail and contains important information about Lamb Weston, including historical combined financial statements.

Thank you for your continued support of ConAgra Foods, Inc. and your future support of Lamb Weston.

Sincerely,

Sean M. Connolly

President and Chief Executive Officer

Enclosure

ConAgra Foods, Inc.

222 W. Merchandise Mart Plaza, Suite 1300

Chicago, IL 60654

United States

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated August 26, 2016

INFORMATION STATEMENT

Lamb Weston

Shares of Common Stock

ConAgra Foods, Inc., or ConAgra, is sending this information statement to its stockholders in connection with the distribution by ConAgra of all the outstanding shares of Lamb Weston common stock to holders of ConAgra’s common stock. As of the date of this information statement, ConAgra owns all of Lamb Weston’s outstanding common stock.

On November 17, 2015, ConAgra’s board of directors approved a plan to pursue a separation of its frozen potato products business from ConAgra through a spinoff, which will result in the distribution of 100% of ConAgra’s interest in Lamb Weston to holders of ConAgra’s common stock. Holders of ConAgra’s common stock will be entitled to receive              shares of Lamb Weston common stock for every              share[s] of ConAgra common stock owned as of 5:00 p.m., New York City time, on the record date,                     , 2016. The distribution date for the spinoff will be                     , 2016. Immediately after the distribution is completed, Lamb Weston will be an independent, publicly traded company. ConAgra expects that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, in connection with the distribution, except to the extent of any cash you receive in lieu of fractional shares.

You will not be required to pay any cash or other consideration for the Lamb Weston common stock that will be distributed to you or to surrender or exchange your ConAgra common stock to receive Lamb Weston common stock in the spinoff. The distribution will not affect the number of shares of ConAgra common stock that you hold. No approval by ConAgra stockholders of the spinoff is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under “The Spinoff—Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution,” if you sell your ConAgra common stock in the “regular way” market after the record date and before or on the distribution date, you will be selling your right to receive Lamb Weston common stock in connection with the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling your ConAgra common stock before or on the distribution date.

There is no current trading market for Lamb Weston common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Lamb Weston common stock will begin prior to the distribution date on or about                     , 2016, and we expect that “regular way” trading of Lamb Weston common stock will begin the first day of trading after the distribution date. We will apply to list Lamb Weston common stock on the New York Stock Exchange under the symbol “LW.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 13 of this information statement.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ConAgra first mailed this information statement to its stockholders on or about                     , 2016.

The date of this information statement is                     , 2016.

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Unless we otherwise state or the context otherwise indicates, all references in this information statement to “Lamb Weston,” “us,” “our,” or “we” mean Lamb Weston and its subsidiaries, and all references to “ConAgra” mean ConAgra Foods, Inc. and its subsidiaries, other than, for all periods following the spinoff, Lamb Weston.

The transaction in which Lamb Weston will be separated from ConAgra and become an independent, publicly traded company is referred to in this information statement alternatively as the “distribution” or the “spinoff.”

This information statement is being sent solely to provide information to ConAgra stockholders who will receive Lamb Weston common stock in connection with the spinoff. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are so required by applicable securities laws.

ii

SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning Lamb Weston or the spinoff transaction, including information that may be important to you. We urge you to read this entire document carefully, including “Risk Factors,” “Selected Historical Condensed Combined Financial Data” and “Unaudited Pro Forma Combined Financial Data” and the combined financial statements and the notes to those financial statements included elsewhere in this information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of Lamb Weston from ConAgra and the related distribution of our common stock.

Lamb Weston

Lamb Weston, along with its joint venture partners, is a leading global producer, provider, and marketer of value-added frozen potato products. We, along with our joint venture partners, are the number one supplier of value-added frozen potato products in North America—the largest market for frozen potato products in the world. We, along with our joint venture partners, are also a leading supplier of value-added frozen potato products globally, with a growing presence in high-growth emerging markets. We, along with our joint venture partners, offer a broad product portfolio to a diverse channel and customer base in over 100 countries. French fries represent the majority of our value-added frozen potato product portfolio.

The highly-experienced Lamb Weston team has deep expertise in processing potatoes into value-added products and delivering innovative customer solutions. As an independent public company, we will continue to focus on driving sustainable, profitable growth by offering innovative products and customer-centric solutions that leverage our advantaged manufacturing and processing footprint, while also maintaining a balanced capital allocation strategy.

In fiscal 2016, our net sales totaled $3.0 billion, our net income attributable to Lamb Weston totaled $285.3 million, our Adjusted EBITDA totaled $593.4 million and we generated operating cash flows of $382.3 million. For a reconciliation of Adjusted EBITDA to its most directly comparable financial measure under U.S. generally accepted accounting principles, or U.S. GAAP, and the reasons why we believe the presentation of Adjusted EBITDA is useful to investors, see “Selected Historical Condensed Combined Financial Data.”

Key Business Strengths

We believe the frozen potato category is highly attractive, and we have several business strategies that differentiate us from our competitors and contribute to our ongoing success:

We, along with our joint venture partners, are a leader in the growing global value-added frozen potato category, which we believe enjoys favorable domestic and international business dynamics

The frozen potato category is attractive domestically, with significant scale and strong growth opportunities. According to the U.S. Department of Agriculture, or USDA, Economic Research Service, as of 2014, more than 50% of domestic food spending occurred away-from-home. At the same time, French fries are widely available on restaurant menus, with approximately 60% of restaurants in the United States featuring French fries. The United States represents the largest portion of global frozen potato volume, accounting for approximately 34% of global volume in 2015.

Internationally, the opportunity to expand consumption of frozen potato products is significant. According to Euromonitor, by 2020, the frozen processed potato category is forecasted to grow by 2.7 billion pounds, representing a 2% compound annual growth rate, or CAGR, overall. Global unit expansion by quick service restaurants coupled with increasing per-capita consumption of value-added potatoes contribute to the growth opportunity in our product categories. Industry-wide, the export volume of frozen potato products to South America, Russia, the Middle East and China has grown at high single or double digits in recent years.

As the number one producer in North America and with a strong and growing international presence, we believe we are uniquely positioned to capture category growth.

As one of the few industry participants with national and global reach and capabilities, we believe Lamb Weston is uniquely positioned to capitalize on the attractive growth prospects of the frozen potato category. Based on our estimates, Lamb Weston, along with its joint venture partners, is the North American frozen potato category leader by volume, providing a diverse portfolio of value-added frozen potato products. Outside of the United States, we, along with our joint venture partners, are the second largest supplier of frozen potato products, by volume, with a presence across over 100 countries and a growing position in high-growth emerging markets.

We intend to use a strong pipeline of strategic initiatives and strong customer relationships, combined with our acquisition and alliance expertise, to maintain our share leadership in North America, and capture increasing share in the highest-growth international markets. For example, we recently acquired a factory in Shangdu, Inner Mongolia, China, creating a platform that provides in-country production to further service the growing Asia market. In addition, we recently announced our participation in a joint venture in Russia, where frozen potato product volumes have grown at a high compounded rate in recent years.

We believe we have strong, long-standing and collaborative customer relationships.

We believe we benefit from strong relationships with a diverse set of customers. We sell our products across a variety of food channels, and have deep and long-tenured relationships with leading quick service and fast casual restaurants, global foodservice distributors and large grocery retailers. We believe we have developed customer intimacy with our key accounts over time through a focus on world-class customer service and customer-focused innovation. We have also made investments in developing cutting-edge research and innovation capabilities that enable customer-focused solutions. We recently opened what we believe to be a state-of-the-art global research and innovation center in Richland, Washington to enhance these efforts.

We believe our integrated value delivery system provides scale and cost advantages.

Over our 50-year history as a potato processor, we have built an integrated value delivery system that we believe provides us scale and cost advantages. First, we have positioned Lamb Weston to have access to high-quality potatoes on an annual basis. We have built long-term relationships with potato growers, developed deep agronomic expertise and, to a modest extent, vertically integrated our operations. Second, we have developed highly-efficient processing capabilities. Our potato processing facilities are located in regions that together account for approximately 90% of global potato production. This sourcing and production footprint provides access to cost-advantaged potatoes and an export-cost advantage to key international markets. In addition, we have continued to invest in our facilities. From fiscal 2014 to 2016, we completed significant strategic capital investments for capacity expansion that we believe position Lamb Weston to capture both North American and international growth opportunities.

Our experienced management team has a proven track record of consistently delivering strong free cash flow conversion.

We believe we have a deep bench of talented management, and have developed an organizational culture that values and has delivered a continuous improvement mindset. As a result, we have a successful track record of delivering top-line growth and attractive margins. In fiscal years 2016, 2015 and 2014, we delivered net sales, net income attributable to Lamb Weston and Adjusted EBITDA as follows:

($ in millions)	Net Sales	Net Income Attributable to Lamb Weston	Adjusted EBITDA
2016	$2,993.8	$285.3	$593.4
2015	$2,925.0	$268.3	$526.1
2014	$2,815.2	$260.9	$502.5

Our management team expects to continue to deliver topline growth and pursue margin expansion through cost reduction initiatives and productivity improvements. Upon our separation from ConAgra, we believe we will be able to generate attractive long-term stockholder value by utilizing cash flow generation to support our growth initiatives, reduce indebtedness, and return capital to stockholders.

Key Business Strategies

We are pursuing the following strategies to achieve sustainable, profitable growth:

Expand our market-leading position in value-added frozen potato products in North America.

We are focused on expanding and enhancing our relationships with our diverse North American customer base, in the restaurant, distributor/operator and retail channels. We intend to continue our focus on customer intimacy through research, innovation and service initiatives. We also expect to continue to invest in our advantaged sourcing, production and supply chain footprint.

Further optimize our global footprint and capabilities to capture emerging-market growth.

To capture the meaningful opportunities in the frozen potato category abroad, we plan to continue to invest in our growing export business. We also expect to augment our domestic sourcing and processing capacity in targeted international markets through a disciplined approach of acquisitions, joint ventures, and alliances. We also intend to enhance our international customer relationships through the continued development of value-added, market-appropriate solutions and products.

Domestically and abroad, drive growth through our customer partnerships.

We anticipate building on our 50-year history of partnerships with customers to support their North American and international growth plans. Customer-focused innovation will help us to develop new forms of premium, value-added potato products, expand menu offerings and occasions, and enhance preparation processes, taste and quality. We also expect to continue to distinguish Lamb Weston from the competition with superior end-to-end customer service.

Relentlessly pursue effectiveness and efficiency along our integrated value delivery system.

We expect to enhance the quality and yield of our potato inputs, and optimize our overall input costs, by maintaining an advantaged sourcing strategy and manufacturing footprint, and continuously improving our manufacturing efficiency. We will continue to optimize total delivered costs utilizing our global supply chain network.

Create value for stockholders through growth and balanced capital allocation.

Following the spinoff, we believe that our growth profile and strong free cash flow generation will enable us to deliver attractive long-term stockholder value and pursue a balanced approach to capital allocation. We intend to drive growth while also strengthening our balance sheet through debt reduction and returning capital to stockholders.

Other Information

Although the history of the Lamb Weston brand dates to 1950, Lamb Weston Holdings, Inc. was incorporated as a Delaware corporation on July 5, 2016 as a wholly owned subsidiary of ConAgra Foods. On November 18, 2015, ConAgra announced its plans to separate into two public companies, Lamb Weston and Conagra Brands. The transaction is expected to be structured as a spinoff of the Lamb Weston business to the stockholders of ConAgra and to be tax-free to ConAgra and its stockholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares. Upon conclusion of the spinoff, our principal executive offices will be located at 599 S. Rivershore Lane, Eagle, Idaho 83616. Our telephone number is (208) 938-1047. Our Web site address is lambweston.com. Information contained on, or connected to, our Web site or ConAgra’s Web site does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Summary of the Spinoff

The following is a brief summary of the terms of the spinoff. Please see “The Spinoff” for a more detailed description of the matters described below.

Distributing company	ConAgra, which is the parent company of Lamb Weston. After the distribution, ConAgra will not retain any of Lamb Weston’s common stock.

Distributed company	Lamb Weston, which is currently a wholly owned subsidiary of ConAgra. After the distribution, Lamb Weston will be an independent, publicly traded company.

Shares to be distributed	Approximately million shares of Lamb Weston common stock. Our common stock to be distributed will constitute all of our outstanding common stock immediately after the spinoff.

Distribution ratio	Each holder of ConAgra common stock will receive shares of Lamb Weston common stock for every share[s] of ConAgra common stock owned by such holder on the record date.

Fractional shares	The transfer agent identified below will aggregate fractional shares into whole shares and sell them on behalf of stockholders in the open market, when, how and through which broker-dealers as determined in its sole discretion without any influence by ConAgra or us, at prevailing market prices and distribute the proceeds pro rata to each ConAgra stockholder who would otherwise have been entitled to receive a fractional share in the spinoff. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. The transfer agent is not an affiliate of ConAgra or us. See “The Spinoff—Treatment of Fractional Shares.”

Distribution procedures	On or about the distribution date, the distribution agent identified below will distribute our common stock by crediting those shares to book-entry accounts established by the transfer agent for persons who were stockholders of ConAgra as of 5:00 p.m., New York City time, on the record date. You will not be required to make any payment or surrender or exchange your ConAgra common stock or take any other action to receive our common stock. However, as discussed below, if you sell ConAgra common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated Lamb Weston common stock in the distribution. Registered stockholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial stockholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our common stock	Wells Fargo Shareowner Services.

Record date	5:00 p.m., New York City time, on , 2016.

Distribution date	, 2016

Trading before or on the distribution date	It is anticipated that, beginning shortly before the record date, ConAgra common stock will trade in two markets on the NYSE, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase ConAgra common stock without the right to receive shares of Lamb Weston common stock in the ex-distribution market for ConAgra common stock. Any holder of ConAgra common stock who sells ConAgra common stock in the “regular way” market on or before the distribution date will be selling the right to receive shares of Lamb Weston common stock in the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling ConAgra common stock before or on the distribution date.

Assets and liabilities transferred to the distributed company	Before the distribution date, we and ConAgra will enter into a separation and distribution agreement that will contain key provisions relating to the separation of our business from ConAgra, the transfer of our business to Lamb Weston and the distribution of our common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by ConAgra in the spinoff and describe when and how these transfers, assumptions and assignments will occur. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.”

Relationship with ConAgra after the spinoff

Before the distribution date, we and ConAgra will enter into several agreements to govern our relationship following the distribution, including a tax matters agreement, an employee matters agreement, a transition services agreement and other agreements governing ongoing commercial relationships, such as intellectual property arrangements and supply arrangements. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us.”

Indemnities	The separation and distribution agreement to be entered into in connection with the spinoff will provide for cross-indemnification between ConAgra and us. Please see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.” In addition, we will indemnify ConAgra under the tax matters agreement that we will enter into in connection with the spinoff for certain tax matters, including for actions taken by us that cause the spinoff to become taxable to ConAgra. Please see “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff” and “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.”

Material U.S. federal income tax consequences	A condition to the closing of this spinoff is ConAgra’s receipt of an opinion of counsel to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra will qualify under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, as a transaction that is tax-free to ConAgra and to its stockholders, except with respect to any cash received in lieu of fractional shares. You should review the section entitled “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff” for a discussion of the material U.S. federal income tax consequences of the spinoff.

Conditions to the spinoff	We expect that the spinoff will be completed on , 2016, provided that the ConAgra board of directors, in its sole and absolute discretion, has determined that the conditions set forth under the caption “The Spinoff—Spinoff Conditions and Termination” have been satisfied.

Reasons for the spinoff	ConAgra’s board of directors and management believe that our separation from ConAgra will provide the following benefits: (i) enhanced management focus given the distinctiveness of our business from that of ConAgra’s branded food business; (ii) increased flexibility, agility and resources to capitalize on our long-term opportunities and growth strategies, which are different than those of ConAgra’s branded food business; (iii) a tailored capital structure and financial policy appropriate for our unique business profile; and (iv) the ability for investors to value the two companies based on their particular operational and financial characteristics and invest accordingly. For more information, see “The Spinoff—Reasons for the Spinoff.”

Stock exchange listing	Currently there is no public market for our common stock. We will apply for listing of our common stock on the NYSE under the symbol

“LW.” We anticipate that trading will commence on a “when-issued” basis approximately two trading days before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. Generally, common shares may trade on the NYSE on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common shares. When-issued transactions are settled after our common shares have been issued to ConAgra stockholders. On the first trading day following the distribution date, when-issued trading in respect of our common shares will end and regular way trading will begin. “Regular way” trading refers to trading after a security has been issued. We cannot predict the trading price for our common shares following the spinoff. In addition, following the spinoff, ConAgra common stock will remain outstanding and will continue to trade on the NYSE under the symbol “CAG.”

Dividend policy	We have not yet determined whether we will pay dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors	You should review the risks relating to the spinoff, our industry and our business, and ownership of our common stock described in “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE SPINOFF

Q:	What is the spinoff?

A:	The spinoff is the method by which Lamb Weston will separate from ConAgra. To complete the spinoff, ConAgra will distribute as a dividend to its stockholders all of the shares of Lamb Weston common stock that it owns. Following the spinoff, we will be an independent, publicly traded company, and ConAgra will not retain any ownership interest in us. You do not have to pay any consideration or give up any portion of your ConAgra common stock to receive our common stock in the spinoff.

Q:	What is the expected date for the completion of the spinoff?

A:	The completion and timing of the spinoff are dependent on a number of conditions, but if the conditions are timely met, we expect the spinoff to be completed on , 2016. See “The Spinoff—Spinoff Conditions and Termination.”

Q:	What are the reasons for and benefits of separating from ConAgra?

A:	ConAgra’s board of directors and management believe that our separation from ConAgra will provide the following benefits: (i) enhanced management focus given the distinctiveness of our business from that of ConAgra’s branded food business; (ii) increased flexibility, agility and resources to capitalize on our long-term opportunities and growth strategies, which are different than those of ConAgra’s branded food business; (iii) a tailored capital structure and financial policy appropriate for our unique business profile; and (iv) the ability for investors to value the two companies based on their particular operational and financial characteristics and invest accordingly. For more information, see “The Spinoff—Reasons for the Spinoff.”

Based on our audited combined financial statements included elsewhere in this information statement: for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014, Lamb Weston’s net sales as a percent of ConAgra’s total net sales was 25.7%, 24.5% and 23.8%, respectively; total assets attributable to Lamb Weston as a percent of ConAgra’s total assets was 16.1% and 11.8% as of May 29, 2016 and May 31, 2015, respectively; and total liabilities attributable to Lamb Weston as a percent of ConAgra’s total liabilities was 7.9% and 5.4% as of May 29, 2016 and May 31, 2015, respectively. See “The Spinoff—Reasons for the Spinoff.”

Q:	What is the Company?

A:	The Company is a Delaware corporation that was formed on July 5, 2016 for the purpose of holding the Lamb Weston businesses following the spinoff. Prior to the transfer by ConAgra to us of these businesses, which will occur in connection with the spinoff, we will have had no operations other than those incidental to our formation or undertaken in preparation for the spinoff.

Q:	Who will manage Lamb Weston after the separation?

A:	We will benefit from an experienced leadership team after the separation. Mr. Timothy R. McLevish, a current independent director of ConAgra, proven consumer packaged goods leader and experienced professional with deep expertise in working with public markets, will serve as Executive Chairman of our board of directors. Mr. Thomas P. Werner, a 15+ year veteran of ConAgra and its current President, Commercial Foods, overseeing the Lamb Weston business, will be our President and Chief Executive Officer. He will also serve as a director. The balance of our management team is expected to be comprised of a mix of leaders, individuals both with deep Lamb Weston experience and new to the organization. We will also benefit from the knowledge, experience and skills of our full board of directors. For more information regarding Mr. McLevish, Mr. Werner, the balance of our management team and our board of directors following the separation, see “Management.”

Q:	What is being distributed in the spinoff?

A:	ConAgra will distribute shares of Lamb Weston common stock for every share[s] of ConAgra common stock outstanding as of the record date for the spinoff. The number of ConAgra shares you own and your proportionate interest in ConAgra will not change as a result of the spinoff. Immediately following the spinoff, your proportionate interest in Lamb Weston will be identical to your proportionate interest in ConAgra (as adjusted for any fractional shares).

Q:	What is the record date for the spinoff, and when will the spinoff occur?

A:	The record date is , 2016, and ownership is determined as of 5:00 p.m., New York City time, on that date. Lamb Weston common stock will be distributed on , 2016, which we refer to as the distribution date.

Q:	Can ConAgra decide to cancel the spinoff even if all the conditions have been met?

A:	Yes. The spinoff is subject to the satisfaction or waiver by ConAgra, at the direction of its board of directors, of certain conditions, including, among others, approval of the ConAgra board of directors, declaration of the effectiveness of our registration statement on Form 10 of which this information statement is a part, and receipt of an opinion from our tax counsel to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra will qualify under the Code as a transaction that is tax-free to ConAgra and to its stockholders, except with respect to any cash received in lieu of fractional shares. See “The Spinoff—Spinoff Conditions and Termination.” Even if all the conditions are met, ConAgra has the right not to complete the spinoff if, at any time prior to the distribution, the board of directors of ConAgra determines, in its sole and absolute discretion, that the spinoff is not in the best interests of ConAgra or its stockholders, that a sale or other alternative is in the best interests of ConAgra or its stockholders, or that market conditions or other circumstances are such that it is not advisable to separate the Lamb Weston business from ConAgra at that time. In the event ConAgra, at the direction of its board of directors, waives a material condition or amends, modifies or abandons the spinoff, ConAgra will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Q:	As a holder of ConAgra common stock as of the record date, what do I have to do to participate in the spinoff?

A:	You are not required to take any action to participate in the spinoff, although you are urged to read this entire document carefully. You will receive shares of Lamb Weston common stock for every share[s] of ConAgra common stock held as of the record date and retained through the distribution date. You may also participate in the spinoff if you purchase ConAgra common stock in the “regular way” market after the record date and retain your ConAgra common stock through the distribution date. See “The Spinoff—Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution.”

Q:	If I sell my shares of ConAgra common stock before or on the distribution date, will I still be entitled to receive shares of Lamb Weston common stock in the spinoff?

A:	If you own shares of ConAgra common stock on the record date and hold such shares through the distribution date, you will receive shares of Lamb Weston common stock. However, if you sell your shares of ConAgra common stock after the record date and before or on the distribution date, you may also be selling your right to receive shares of Lamb Weston common stock. See “The Spinoff—Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your ConAgra common stock before or on the distribution date.

Q:	How will fractional shares be treated in the spinoff?

A:	Any fractional shares of common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spinoff—Treatment of Fractional Shares.”

Q:	Will the spinoff affect the trading price of my ConAgra common stock?

A:	Yes, the trading price of ConAgra common stock immediately following the spinoff is expected to be lower than immediately prior to the spinoff because the trading price of ConAgra’s common stock will no longer reflect the value of the combined businesses. However, we cannot provide you with any guarantees as to the prices at which the ConAgra common stock or Lamb Weston common stock will trade following the spinoff.

Q:	Will my ConAgra common stock continue to trade on a stock market?

A:	Yes, ConAgra common stock will continue to be listed on the NYSE under the symbol “CAG.”

Q:	What are the U.S. federal income tax consequences to me of the distribution of shares of Lamb Weston common stock pursuant to the spinoff?

A:	The spinoff is conditioned upon the receipt by ConAgra of an opinion of counsel to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra will qualify under the Code as a transaction that is tax-free to ConAgra and to its stockholders, except with respect to any cash received in lieu of fractional shares. On the basis that the distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the distribution, except with respect to any cash received in lieu of fractional shares. See “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff.”

Q:	When will I receive my shares of Lamb Weston common stock? Will I receive a stock certificate for my shares of Lamb Weston common stock distributed as a result of the spinoff?

A:	Registered holders of ConAgra common stock who are entitled to participate in the spinoff will receive a book-entry account statement reflecting their ownership of Lamb Weston common stock. For additional information, registered stockholders in the United States, Canada or Puerto Rico should contact ConAgra’s transfer agent, Wells Fargo Shareowner Services, at 800-214-0349 or through its website at www.shareowneronline.com. Stockholders located outside the United States, Canada and Puerto Rico may call 651-450-4064. If you would like to receive physical certificates evidencing your shares of Lamb Weston common stock, please contact Lamb Weston’s transfer agent. See “The Spinoff—When and How You Will Receive Lamb Weston Shares.”

Q:	What if I hold my shares of common stock through a broker, bank or other nominee?

A:	ConAgra stockholders who hold their shares of common stock through a broker, bank or other nominee will have their brokerage account credited with shares of Lamb Weston common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:	What if I have stock certificates reflecting my shares of ConAgra common stock? Should I send them to the transfer agent or to ConAgra?

A:	No, you should not send your stock certificates to the transfer agent or to ConAgra. You should retain your ConAgra stock certificates.

Q:	Will Lamb Weston incur any debt prior to or at the time of the spinoff?

A:	As part of the spinoff, we expect to incur approximately $2.34 billion of new debt, which we expect to consist of approximately $675 million aggregate principal amount of borrowings under a senior secured term loan and approximately $1.67 billion in aggregate principal amount of senior notes. We also expect that we will have a $500.0 million revolving credit facility that will be unfunded at the time of the spinoff.

We expect that all of our senior notes will be issued to ConAgra in connection with the spinoff and, accordingly, we will not receive any proceeds in connection with the issuance of such notes. It is anticipated that, in advance of the spinoff, certain investment banks will purchase certain of ConAgra’s senior notes in the open market and that, following such purchase, ConAgra will enter into a debt exchange agreement pursuant to which such investment banks will agree to exchange all of the ConAgra senior notes purchased for our senior notes issued to ConAgra at a specified exchange ratio, which transaction we refer to as the debt-for-debt exchange. The terms of the debt exchange agreement would be determined in negotiations among ConAgra and the investment banks; however, there can be no assurance that the debt exchange agreement will be entered into or that the debt-for-debt exchange will occur.

Q:	Are there risks to owning common stock of Lamb Weston?

A:	Yes. Lamb Weston’s business is subject both to general and specific business risks relating to its operations. In addition, the spinoff presents risks relating to Lamb Weston being an independent, publicly traded company. See “Risk Factors.”

Q:	Does Lamb Weston intend to pay cash dividends?

A:	We have not yet determined whether we will pay dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Q:	Will Lamb Weston common stock trade on a stock market?

A:	Yes. Currently, there is no public market for our common stock. We will apply to list our common stock on the NYSE under the symbol “LW.” We cannot predict the trading price for our common stock when such trading begins.

Q:	What will happen to ConAgra stock options, restricted stock units and performance shares?

A:	In general, it is currently anticipated that each outstanding ConAgra equity award held by a Lamb Weston employee as of the spinoff will be adjusted or converted into an award with respect to Lamb Weston common stock and each other ConAgra equity award will also be adjusted or converted but will continue to relate to ConAgra common stock. In each case, the award will be equitably adjusted or converted in a manner intended to preserve the aggregate intrinsic value of the original ConAgra equity award. For further information regarding the treatment of equity awards in the spinoff, see “The Spinoff—Stock-Based Plans.”

Q:	What will the relationship between ConAgra and Lamb Weston be following the spinoff?

A:	In connection with the spinoff, we and ConAgra will enter into a number of agreements that will govern our future relationship. As a result of these agreements, among other things, following the spinoff: (i) we and ConAgra will indemnify the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spinoff and our and ConAgra’s respective businesses; (ii) we and ConAgra will provide and/or make available various administrative services and assets to each other; and (iii) we and ConAgra will enter into several agreements to govern our relationship following the distribution, including a tax matters agreement, an employee matters agreement, a transition services agreement and other agreements governing ongoing commercial relationships, such as intellectual property arrangements and supply arrangements. See “Relationship with ConAgra After the Spinoff—Agreements between ConAgra and Us.”

Q:	Will I have appraisal rights in connection with the spinoff?

A:	No. Holders of ConAgra common stock are not entitled to appraisal rights in connection with the spinoff.

Q:	Who is the transfer agent for your shares of common stock?

A:	Wells Fargo Shareowner Services.

Q:	Who is the distribution agent for the spinoff?

A:	Wells Fargo Shareowner Services.

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of Lamb Weston common stock, you should contact the distribution agent:

By Mail to:

Wells Fargo Shareowner Services

Corporate Actions Department

P.O. Box 64858

St. Paul, MN 55164-0858

By Overnight Courier or Hand-Delivery to:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Telephone: (800) 214-0349

Outside the United States, Canada and Puerto Rico: (651) 450-4064

Before the spinoff, if you have questions relating to the spinoff, you should contact ConAgra at:

ConAgra Foods, Inc.

222 W. Merchandise Mart Plaza, Suite 1300

Chicago, IL 60654

Attention: Corporate Secretary / ConAgra Food Shareholder Services

Telephone: (800) 214-0349

After the spinoff, if you have questions relating to Lamb Weston, you should contact Lamb Weston at:

Lamb Weston Holdings, Inc.

599 S. Rivershore Lane

Eagle, ID 83616

Attention: Corporate Secretary

Telephone: (208) 938-1047

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. The risks that are highlighted below are not the only ones that we face. You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our spinoff from ConAgra, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks Relating to the Spinoff

We may not realize the potential benefits from the spinoff.

We may not realize the potential benefits that we expect from our spinoff from ConAgra. We have described those anticipated benefits elsewhere in this information statement. See “The Spinoff—Reasons for the Spinoff.” In addition, as described below, we will likely incur additional costs related to our separation from ConAgra. We expect to incur one-time transaction and related costs of approximately $5 million to $10 million related to the spinoff after it is completed (ConAgra is expected to bear approximately $65 million to $70 million of estimated one-time transaction and related costs to effectuate the spinoff, as mentioned elsewhere in this information statement). We also expect to incur additional ongoing costs related to operating as an independent public company and replacing the services previously provided by ConAgra. We currently estimate those additional costs will range from approximately $15 million to $25 million in excess of our fiscal 2016 reported selling, general and administrative expenses, excluding items impacting comparability. Our estimate of ongoing costs takes into consideration the benefit that we will receive from the elimination of cost allocations from ConAgra after the spinoff is completed.

We have no history operating as an independent public company. We will incur additional expenses to create the corporate infrastructure necessary to operate as an independent public company and we will experience increased ongoing costs in connection with being an independent public company.

Our business has historically used ConAgra’s corporate infrastructure and services to support our business functions. The expenses related to establishing and maintaining this infrastructure have been spread across all of ConAgra’s businesses and charged to us on a cost-allocation basis. Except as described under the caption “Relationship with ConAgra After the Spinoff,” after the distribution date we will no longer have access to ConAgra’s infrastructure or services, and we will need to establish our own. The services historically provided to us by ConAgra have included treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. Following the spinoff, ConAgra will continue to provide some of these services to us on a transitional basis pursuant to a transition services agreement. For more information regarding the transition services agreement, see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Transition Services Agreement.” However, we cannot assure you that all these functions will be successfully executed by ConAgra during the transition period or that we will not have to expend significant efforts or costs materially in excess of those estimated in the transition services agreement. Any interruption in these services could have a material adverse effect on our financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf.

It is currently estimated that the additional ongoing costs to be incurred after the spinoff related to operating as an independent public company and replacing the services previously provided by ConAgra will range from approximately $15 million to $25 million in excess of fiscal 2016 reported selling, general and administrative expenses, excluding items impacting comparability. Our estimate takes into consideration the benefit that we will receive from the elimination of cost allocations from ConAgra after the spinoff is completed. The costs associated with performing or outsourcing these functions may exceed these amounts. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, results of operations or cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical combined financial information we have included in this information statement does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•	our historical combined financial results reflect allocations of expenses for services historically provided by ConAgra, and may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our spinoff from ConAgra;

•	our working capital requirements and capital expenditures historically have been satisfied as part of ConAgra’s corporate-wide capital access, capital allocation and cash management programs; our debt structure and cost of debt and other capital may be significantly different from that reflected in our historical combined financial statements; and

•	the historical combined financial information may not fully reflect the effects of certain liabilities that will be incurred or assumed by us and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, ConAgra.

The pro forma adjustments are based on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial information may not give effect to various ongoing additional costs that we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition, future results of operations or future cash flows. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Data” and our combined financial statements and corresponding notes included elsewhere in this information statement.

If the spinoff, together with certain related transactions, does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, ConAgra and holders of ConAgra common stock could be subject to significant tax liability.

As described under “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff,” it is intended that the spinoff, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code. The consummation of the spinoff and the related transactions is conditioned upon the receipt of an opinion of tax counsel to the effect that such transactions will qualify for their intended tax treatment. An opinion of tax counsel does not preclude the Internal Revenue Service, or IRS, or the courts from adopting a contrary position. The tax opinion will rely on certain representations, covenants and assumptions, including those relating to our and ConAgra’s past and future conduct; if any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required tax opinion or the tax consequences of the spinoff could differ from the intended tax treatment. If the spinoff and/or certain related transactions fail to qualify for tax-free treatment, for any reason, ConAgra and/or holders of ConAgra common stock would be subject to tax as a result of the spinoff and certain related transactions. See “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff.”

If the spinoff is taxable to ConAgra as a result of a breach by us of any covenant or representation made by us in the tax matters agreement, we will generally be required to indemnify ConAgra; the obligation to make a payment on this indemnification obligation could have a material adverse effect on us.

As described above, it is intended that the spinoff, together with certain related transactions, will qualify as tax-free transactions to ConAgra and to holders of ConAgra common stock, except with respect to any cash received in lieu of fractional shares. If the spinoff and/or the related transactions are not so treated or are taxable to ConAgra (see “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff—The Spinoff”) due to a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the tax matters agreement, we will generally be required to indemnify ConAgra for all tax-related losses suffered by ConAgra in connection with the spinoff. In addition, we will not control the resolution of any tax contest relating to taxes suffered by ConAgra in connection with the spinoff, and we may not control the resolution of tax contests relating to any other taxes for which we may ultimately have an indemnity obligation under the tax matters agreement. In the event that ConAgra suffers tax-related losses in connection with the spinoff that must be indemnified by us under the tax matters agreement, the indemnification liability could have a material adverse effect on us.

We may be affected by significant restrictions following the spinoff imposed on us under the tax matters agreement.

The tax matters agreement generally will prohibit us from taking certain actions that could cause the spinoff and certain related transactions to fail to qualify as tax-free transactions, including:

•	during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	during the two-year period following the distribution date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•	during the two-year period following the distribution date, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

•	during the two-year period following the distribution date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to certain open-market repurchases of less than 20% of our common stock (in the aggregate);

•	during the two-year period following the distribution date, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•	more generally, we may not take any action that could reasonably be expected to cause the spinoff and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

If we take any of the actions above and such actions result in tax-related losses to ConAgra, we generally will be required to indemnify ConAgra for such tax-related losses under the tax matters agreement. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the tax matters agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to ConAgra might discourage, delay or prevent a change of control that our stockholders may consider favorable.

We will be subject to continuing contingent liabilities following the spinoff, including potential indemnification liabilities to ConAgra, and these liabilities could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will enter into a separation and distribution agreement with ConAgra that will provide for, among other things, the principal corporate transactions required to effect the spinoff, certain conditions to the spinoff and provisions governing the relationship between our company and ConAgra with respect to and resulting from the spinoff. For a description of the separation and distribution agreement, see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.” Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to the Lamb Weston business, whether incurred prior to or after the spinoff, and whether known or unknown at the time of the spinoff, as well as those obligations of ConAgra assumed by us pursuant to the separation and distribution agreement. If we are required to indemnify ConAgra under the circumstances set forth in the separation and distribution agreement, or meaningful unknown liabilities surface, we may be subject to substantial liabilities.

In addition, under the Code and applicable Treasury regulations, each corporation that was a member of the ConAgra consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the completion of the spinoff is jointly and severally liable for the federal income tax liability of the entire ConAgra consolidated tax reporting group for that taxable period. Similar rules may apply for state, local and non-U.S. tax purposes. In connection with the spinoff, we will enter into a tax matters agreement with ConAgra that will allocate the responsibility for prior period taxes of any ConAgra consolidated, combined, unitary or other tax reporting group between us and ConAgra. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.” However, if ConAgra is unable to pay any prior period taxes for which it is responsible under the tax matters agreement, we could be required to pay the entire amount of such taxes.

In connection with our separation from ConAgra, ConAgra will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that ConAgra’s ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the separation and distribution agreement, ConAgra will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that ConAgra has agreed to retain, and there can be no assurance that the indemnity from ConAgra will be sufficient to protect us against the full amount of such liabilities, or that ConAgra will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from ConAgra any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. If ConAgra is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

After the spinoff, ConAgra’s insurers may deny coverage to us for liabilities associated with occurrences prior to the spinoff. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage.

The terms of the distribution and the agreements we will enter into with ConAgra in connection with the spinoff were determined solely by ConAgra.

The agreements that we will enter into with ConAgra in connection with the spinoff— including a separation and distribution agreement, a tax matters agreement, an employee matters agreement, a transition services agreement and certain other agreements governing ongoing commercial relationships—were prepared in the context of the separation while our business was still operated by and part of ConAgra, and the terms were determined by ConAgra as our sole stockholder. Because these agreements were negotiated in the context of a parent-subsidiary relationship prior to the spinoff where actual or perceived conflicts of interest may have been present, the terms of these agreements may be more or less favorable to us than those that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us.”

Our accounting, enterprise resource planning and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spinoff. If we are unable to achieve and maintain effective internal controls, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our financial results are currently included within the consolidated results of ConAgra, and we believe that our reporting and control systems are appropriate for a subsidiary of a public company. However, until the spinoff, we will not have been directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spinoff, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including our accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology and enterprise resource planning systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ConAgra, at the direction of its board of directors, may abandon the spinoff at any time, and ConAgra, at the direction of its board of directors, may determine to amend or modify any and all terms of the spinoff and the related transactions at any time prior to the distribution date.

No assurance can be given that the spinoff will occur or, if it occurs, that it will occur on the terms described in this information statement. In addition to the conditions to the spinoff described herein (certain of which may be waived by ConAgra, at the direction of its board of directors in its sole discretion), ConAgra, at the direction of its board of directors, may abandon the spinoff at any time before the distribution date for any reason or for no reason. In addition, ConAgra, at the direction of its board of directors, may amend or modify any and all terms of the spinoff and the related transactions at any time prior to the distribution date. If any condition to the spinoff is waived or if any material amendments or modifications are made to the terms of the spinoff or to the ancillary agreements thereto before the distribution date, ConAgra will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Risks Relating to Our Industry and Our Business

Our business is subject to various risks and uncertainties. Any of the risks and uncertainties described below could materially adversely affect our business, financial condition and results of operations and should be considered in evaluating us. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, performance, or financial condition in the future.

Increased competition may result in reduced sales or profits.

Our business, value-added frozen potato products, is highly competitive. Our principal competitors have substantial financial, sales and marketing, and other resources. A strong competitive response from one or more of our competitors to our marketplace efforts could result in us reducing pricing, increasing promotional activity or losing share. Competitive pressures also may restrict our ability to increase prices, including in response to commodity and other input cost increases or additional improvements in product quality. Our profits could decrease if a reduction in prices or increased costs are not counterbalanced with increased sales volume.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations, including foreign currency risks and trade barriers.

We conduct a substantial and growing amount of business with customers located outside the United States and Canada, including through our joint ventures. A primary growth strategy for our business is increasing our international sales and operations. During fiscal 2016, fiscal 2015 and fiscal 2014, net sales outside the United States and Canada primarily in Japan, China, Korea, Mexico and Taiwan, accounted for approximately 21%, 20% and 21% of our net sales, respectively. These amounts do not include any impact of unconsolidated net sales associated with our joint ventures.

Many factors relating to our international sales and operations, many of which factors are outside of our control, could have a material adverse impact on our business, financial condition and results of operations. In addition, the following risks specifically related to our international sales and operations could adversely impact our business and results of operations:

•	foreign exchange rates, foreign currency exchange and transfer restrictions, which may unpredictably and adversely impact our combined operating results, our asset and liability balances and our cash flow in our combined financial statements, even if their value has not changed in their original currency; our combined financial statements are presented in U.S. dollars and we must translate the assets, liabilities, revenue and expenses into U.S. dollars for external reporting purposes;

•	negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

•	pandemics, such as the flu, which may adversely affect our workforce as well as our local suppliers and customers;

•	earthquakes, tsunamis, floods or other major disasters that may limit the supply of raw materials that are purchased abroad for use in our international operations or domestically;

•	trade barriers, including tariffs, quotas, and import or export licensing requirements imposed by governments;

•	increased costs, disruptions in shipping or reduced availability of freight transportation;

•	differing labor standards;

•	differing levels of protection of intellectual property;

•	difficulties and costs associated with complying with U.S. laws and regulations applicable to entities with overseas operations, including the Foreign Corrupt Practices Act;

•	the threat that our operations or property could be subject to nationalization and expropriation;

•	varying regulatory, tax, judicial and administrative practices in the jurisdictions where we operate;

•	difficulties associated with operating under a wide variety of complex foreign laws, treaties and regulations; and

•	potentially burdensome taxation.

Any of these factors could have an adverse effect on our business, financial condition and results of operations.

Disruption of our access to export mechanisms could have an adverse impact on our business, financial condition and results of operations.

To serve our customers globally, we rely in part on our international joint venture partnerships, but also on exports from the United States. During fiscal 2016, export sales accounted for 19% of our total net sales. Circumstances beyond our control, such as a labor dispute at a port, which occurred on the West Coast during ConAgra’s fiscal 2015, could prevent us from exporting our products in sufficient quantities to meet customer opportunities. We have access to production overseas through our facility in China and joint venture in Europe, but we may be unsuccessful in mitigating any future disruption to export mechanisms. If this occurs, we may be unable to adequately supply all of our customer opportunities, which could adversely affect our business or financial results.

If we are unable to complete proposed acquisitions or integrate acquired businesses or execute on large capital projects, our financial results could be materially and adversely affected.

From time to time, we evaluate acquisition candidates that may strategically fit our business objectives. Our acquisition activities may present financial, managerial and operational risks. Those risks include: (i) diversion of management attention from existing businesses, (ii) difficulties integrating personnel and financial and other systems, (iii) difficulties implementing effective control environment processes, (iv) adverse effects on existing business relationships with suppliers and customers, (v) inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets, which would reduce future reported earnings, (v) potential loss of customers or key employees of acquired businesses and (vi) indemnities and potential disputes with the sellers. If we are unable to complete acquisitions or to successfully integrate and develop acquired businesses, our financial results could be materially and adversely affected.

Our future debt may limit cash flow available to invest in the ongoing needs of our business and could prevent us from fulfilling our debt obligations.

As part of the spinoff, we expect to incur approximately $2.34 billion of new debt, which we expect to consist of approximately $675 million aggregate principal amount of borrowings under a senior secured term loan facility and approximately $1.67 billion in aggregate principal amount of senior notes. We also expect that we will have a $500.0 million revolving credit facility that will be unfunded at the time of the spinoff. Our level of debt could have important consequences. For example, it could:

•	make it more difficult for us to make payments on our debt;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less debt.

We expect that all of our senior notes will be issued to ConAgra in connection with the spinoff and, accordingly, we will not receive any proceeds in connection with the issuance of such notes. We will also make a cash payment to ConAgra in the amount of $675 million. As a result of the debt we expect to incur in connection with the spinoff, the amount of leverage in our business will significantly increase. This will increase the riskiness of our business and of an investment in our common stock.

We expect the agreements governing our future debt, including the agreement governing our term loan and revolving credit facility and the indenture governing our senior notes, will contain various covenants that impose restrictions on us that may affect our ability to operate our business.

The agreement that will govern our term loan and revolving credit facility and the indenture that will govern our senior notes are expected to contain covenants that, among other things, limit our ability to:

•	borrow money or guarantee debt;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make specified types of investments and acquisitions;

•	enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

These restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions.

A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the senior notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

Additionally, any failure to meet required payments on our debt, or failure to comply with any covenants in the instruments governing our debt, could result in a downgrade to our credit ratings. A downgrade in our credit ratings would increase our borrowing costs.

Our business relies on a potato crop that has a concentrated growing region.

Ideal growing conditions for the potatoes necessary for our value-added products (e.g., French fries) are concentrated in a few geographic regions globally. In the United States, most of the potato crop used in value-added products is grown in Idaho, Oregon and Washington. European growing regions for the necessary potatoes are concentrated in the Netherlands, Belgium, Germany, France and the United Kingdom. Recent agronomic developments have opened new growing regions, but the capital intensive nature of our industry’s production processes has kept production highly concentrated in the historical growing regions. Unfavorable crop conditions in any one region could lead to significant demand on the other regions for production. Our inability to mitigate any such conditions by leveraging our production capabilities in other regions could negatively impact our ability to meet customer needs and could decrease our profitability.

Our business is affected by potato crop performance.

Our primary input is potatoes and every year, we must procure potatoes that meet the quality standards for processing into value-added products. Environmental and climate conditions, such as soil quality, moisture, and temperature, affect the quality of the potato crop on a year-to-year basis. As a result, we source potatoes from specific regions of the United States and specific countries abroad, including the Netherlands, Belgium,

Germany, France and the United Kingdom, where we believe the optimal potato growing conditions exist. However, severe weather conditions during the planting and growing season in these regions can significantly affect potato crop performance. Potatoes are also susceptible to pest diseases and insects that can cause crop failure, decreased yields, and negatively affect the physical appearance of the potatoes. We have deep experience in agronomy and actively work to monitor and manage the potato crop. However, if a weather or pest-related event occurs in a particular crop year, and our agronomic programs are insufficient to mitigate the impacts thereof, we may have insufficient potatoes to meet our customer opportunities, and our competitiveness and our profitability could decrease. Alternatively, overly favorable growing conditions can lead to high per acre yields and over-supply. An increased supply of potatoes could lead to overproduction of finished goods or destruction of unused potatoes at a loss.

If we do not achieve the appropriate cost structure in the highly competitive value-added frozen potato product category, our profitability could decrease.

Our future success and earnings growth depend in part on our ability to maintain the appropriate cost structure and operate efficiently in the highly competitive value-added frozen potato product category. We continue to implement profit-enhancing initiatives that improve the efficiency of our supply chain and general and administrative functions. These initiatives are focused on cost-saving opportunities in procurement, manufacturing, logistics and customer service, as well as general and administrative overhead levels. However, gaining additional efficiencies may become more difficult over time. Our failure to reduce costs through productivity gains or the elimination of redundant costs could adversely affect our profitability and weaken our competitive position.

Changes in our relationships with our growers could adversely affect us.

We expend considerable resources to develop and maintain relationships with many potato growers. In some instances, we have entered into long-term agreements with growers; however, a portion of our potato needs are typically sourced on an annual basis. To the extent we are unable to maintain positive relationships with our long-term growers, contracted growers deliver less supply than we expect, or we are unable to secure sufficient potatoes from uncontracted growers in a given year, we may not have sufficient potato supply to satisfy our business opportunities. To obtain sufficient potato supply, we may be required to purchase potatoes at prices substantially higher than expected, or forgo sales to some market segments, which would reduce our profitability. If we forgo sales to such market segments, we may lose customers and may not be able to replace them later.

Changes in our relationships with significant customers could adversely affect us.

We maintain a diverse customer base across our four reporting segments. Customers include global, national and regional quick serve and fast casual restaurants as well as small, independently operated restaurants, multinational, broadline foodservice distributors as well as regional foodservice distributors, and major food retailers. Some of these customers independently represent a meaningful portion of our sales. While we contract annually or biannually with many of our foodservice customers, loss of a significant customer could materially impact the business. In addition, shelf space at food retailers is not guaranteed. During fiscal 2016, our largest customer, McDonald’s Corporation and its affiliates, accounted for approximately 11% of our net sales. Furthermore, our 10 largest customers in the Global segment represented 63% of Lamb Weston’s combined net sales for fiscal 2016. We must maintain a disciplined and agile sales and marketing operation and supply chain to serve our diverse customer group. There can be no assurance that our customers will continue to purchase our products in the same quantities or on the same terms as in the past.

The sophistication and buying power of some of our customers could have a negative impact on profits.

Some of our customers are large and sophisticated, with buying power and negotiating strength. These customers may be more capable of resisting price increases and more likely to demand lower pricing, increased promotional programs, or specialty tailored products. In addition, some of these customers (e.g., larger distributors and supermarkets) have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own brands. We continue to implement initiatives to counteract these pressures, including efficiency programs and investments in innovation and quality. However, if we are unable to counteract the negotiating strength of these customers, our profitability could decline.

We must identify changing consumer preferences and consumption trends and develop and offer food products to our customers that help meet those preferences.

Consumer preferences evolve over time and our success depends on our ability to identify the tastes and dietary habits of consumers and offer products that appeal to those preferences. We need to continue to respond to these changing consumer preferences, and support our customers in their efforts to evolve to meet those preferences. For example, as consumers focus on freshly prepared foods, some restaurants may choose to limit the frying capabilities of their kitchens; we must evolve our product offering to provide alternatives that work in such a preparation environment. In addition, our products contain carbohydrates, sodium, genetically modified ingredients, added sugars, saturated fats, and preservatives, the diet and health effects of which remain the subject of public scrutiny. We must continue to reformulate our products, introduce new products and create product extensions without a loss of the taste, texture and appearance that consumers demand in value-added potato products. All of these efforts require significant research and development and marketing investments. If our products fail to meet consumer preferences or customer requirements, or we fail to introduce new and improved products on a timely basis, then the return on those investments will be less than anticipated.

A portion of our business is, and several of our growth strategies will be, conducted through joint ventures that do not operate solely for our benefit.

We have built our company, in part, through the creation of joint ventures, some of which we do not control. In these relationships, we share ownership and management of a company that operates for the benefit of all owners, rather than our exclusive benefit. Through our extensive experience in operating our business through joint ventures, we understand that joint ventures often take additional resources and procedures for information sharing and decision-making. If our joint venture partners begin to take actions that have negative impacts on the joint venture, or begin to disagree with the strategies we have developed to grow these businesses, we may have limited ability to influence and mitigate those decisions and our ability to achieve our growth strategies may be negatively impacted.

New regulations imposed by the FDA or EFSA around acrylamide formation in French fried potato products could adversely affect us.

The regulation of food products, both within the United States and internationally, continues to be a focus for governmental activity. The presence and/or formation of acrylamide in French fried potato products has become a global regulatory issue as both the U.S. Food and Drug Administration, or FDA, and the European Food Safety Authority, or EFSA, have issued guidance to the food processing industry to work to reduce conditions that favor the formation of this naturally occurring compound. Acrylamide formation is the result of heat processing reactions that give “browned foods” their desirable flavor. Acrylamide formation occurs in many food types in the human diet, including but not limited to breads, toast, cookies, coffee, crackers, potatoes and olives. Currently, the regulatory approach to acrylamide has generally been to encourage industry to achieve as low as reasonably achievable content levels through process control (temperature) and material testing (low sugar and low asparagine). However, limits for acrylamide content have been established for some food types in the State of California, and point of sale consumer warnings are required if products exceed those limits. If the global regulatory approach to acrylamide changes and stringent legal limits established, our manufacturing costs could increase. In addition, if consumer perception regarding the safety of our products is negatively impacted due to regulation, sales of our products could possibly decrease.

If we fail to comply with the many laws applicable to our business, we may face lawsuits or incur significant fines and penalties.

Our facilities and products are subject to many laws and regulations administered by the United States Department of Agriculture, the FDA, the Occupational Safety and Health Administration, and other federal, state, local, and foreign governmental agencies relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products, the health and safety of our employees, and the protection of the environment. Our failure to comply with applicable laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products.

Our operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, and comparable state agencies, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity. Changes in applicable laws or regulations or evolving interpretations thereof, including increased government regulations to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change, may result in increased compliance costs, capital expenditures and other financial obligations for us, which could affect our profitability or impede the production or distribution of our products, which could affect our net operating revenues.

Increases in commodity costs may have a negative impact on profits.

A significant portion of our cost of goods comes from commodities such as oil and energy. Commodities are subject to price volatility caused by commodity market fluctuations, supply and demand, currency fluctuations, external conditions such as weather and changes in governmental agricultural and energy policies and regulations. Commodity price increases will increase operating costs. We may not be able to increase our product prices and achieve cost savings that fully offset these increased costs; and increasing prices may result in reduced sales volume, reduced margins and profitability. We have experience in hedging against commodity price increases. There is currently no active derivatives market for potatoes, however, and we do not fully hedge against changes in potato prices. In addition, these practices and experience reduce, but do not eliminate, the risk of negative profit impacts from commodity price increases. As a result, the risk management procedures that we use may not always work as we intend.

We may be subject to product liability claims and product recalls, which could negatively impact our relationships with customers and profitability.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, product tampering, other adulteration of food products, mislabeling and misbranding. We will voluntarily recall or withdraw products from the market in certain circumstances, which causes us to incur associated costs; those costs can be meaningful. We may also be subject to litigation, requests for indemnification from our customers, or liability if the consumption of any of our products causes injury, illness, or death. A significant product liability judgment or a widespread product recall may negatively impact our sales and profitability for a period of time depending on the costs of the recall, the destruction of product inventory, product availability, competitive reaction, customer reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Additionally, as a manufacturer and marketer of food products, we are subject to extensive regulation by the FDA and other national, state and local government agencies. The Food, Drug & Cosmetic Act, or the FDCA, and the Food Safety Modernization Act and their respective regulations govern, among other things, the manufacturing, composition and ingredients, packaging and safety of food products. Some aspects of these laws use a strict liability standard for imposing sanctions on corporate behavior; meaning that no intent is required to be established. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls, or seizures, as well as criminal sanctions, any of which could have a material adverse effect on our business, financial condition, or results of operations.

Damage to our reputation as a trusted partner to customers and good corporate citizen could have a material adverse effect on our business, financial condition and results of operations.

Our customers rely on us to manufacture safe, high quality food products. Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, or allegations of product quality issues, mislabeling or contamination, even if untrue, may damage the reputation of our customers, and ultimately our reputation as a trusted industry partner. A damage to either could reduce demand for our products or cause production and delivery disruptions.

Our reputation could also be adversely impacted by any of the following, or by adverse publicity (whether or not valid) relating thereto: the failure to maintain high ethical, social and environmental standards for all of our operations and activities; our research and development efforts; our environmental impact, including use of agricultural materials, packaging, energy use and waste management; our failure to comply with local laws and regulations; our failure to maintain an effective system of internal controls; or our failure to provide accurate and timely financial information. Damage to our reputation or loss of customer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

Our results could be adversely impacted as a result of increased pension, labor and people-related expenses.

Inflationary pressures and any shortages in the labor market could increase labor costs, which could have a material adverse effect on our operating results or financial condition. Our labor costs include the cost of providing employee benefits in the United States and foreign jurisdictions, including pension, health and welfare and severance benefits. Changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns and the market value of plan assets can affect the funded status of our defined benefit plans and cause volatility in the future funding requirements of the plans. A significant increase in our obligations or future funding requirements could have a negative impact on our results of operations and cash flows from operations. Additionally, the annual costs of benefits vary with increased costs of health care and the outcome of collectively-bargained wage and benefit agreements.

We anticipate upgrading our information technology infrastructure, and expect to implement a new enterprise resource planning system after working through the operational separation of ConAgra. Problems with the transition, design or implementation of this upgrade could interfere with our business and operations and adversely affect our financial condition.

We are currently investigating upgrade options for our information technology infrastructure, including a long-term plan to implement a new enterprise resource planning, or ERP, system and other complementary information technology systems after the operational separation from ConAgra, which we expect to implement in fiscal 2018 or 2019. We may experience difficulties as we transition to new upgraded systems and processes. These disruptions may include loss of data; difficulty in processing customer orders, shipping products, or providing services and support to our customers; difficulty in billing and tracking our orders; difficulty in completing financial reporting and file SEC reports in a timely manner; or challenges in otherwise running our business. We may also experience decreases in productivity as our personnel implement and become familiar with new systems. Any disruptions, delays or deficiencies in the transition, design and implementation of an upgraded information technology infrastructure, or a new ERP system, particularly any disruptions, delays or deficiencies that impact our operations, could have a material adverse effect on our business, results of operations and financial condition. Even if we do not encounter adverse effects, the transition, design and implementation of an upgraded information technology infrastructure, or new ERP system, may be much more costly than we anticipated.

If we are unable to attract and retain key personnel, our business could be materially adversely affected.

Our future success will depend on our ability to attract and retain personnel with professional and technical expertise, such as agricultural and food manufacturing experience, as well as finance, marketing and senior management professionals. The market for these employees is competitive, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new high-quality employees, our business could be materially adversely affected.

The potential disruption from cyber attacks and information security problems present new risks.

We are increasingly dependent on information technology networks and systems, to process, transmit and store electronic and financial information, to manage and support a variety of business processes and activities, and to comply with regulatory, legal and tax requirements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain and protect the related automated and manual control processes, we could be subject to billing and collection errors, business disruptions, or damage resulting from security breaches. If any of our significant information technology systems suffer severe damage, disruption, or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, our product sales, financial condition and results of operations may be materially and adversely affected and we could experience delays in reporting our financial results. In addition, there is a risk of business interruption, litigation risks and reputational damage from leakage of confidential information.

Climate change, or legal, regulatory, or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as potatoes and oils. In addition, water is an important part of potato processing. We may be subjected to decreased availability or less favorable pricing for water, which could impact our manufacturing and distribution operations. The increasing concern over climate change also may result in more regional, federal and/or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases, as well as more stringent regulation of water rights. In the event that such regulation is enacted and is more aggressive than the sustainability measures that we are currently undertaking to monitor our emissions, improve our energy efficiency, and reduce and reuse water, we may experience significant increases in our costs of operation and delivery.

Deterioration of general economic conditions could harm our business and results of operations.

Our business and results of operations may be adversely affected by changes in national or global economic conditions, including interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions.

Volatility in financial markets and deterioration of national and global economic conditions could impact our business and operations in a variety of ways, including as follows:

•	decreased demand in the restaurant business, particularly fast food and casual dining, which may adversely affect our operations;

•	volatility in commodity and other input costs could substantially impact our result of operations;

•	volatility in the equity markets or interest rates could substantially impact our pension costs and required pension contributions;

•	it may become more costly or difficult to obtain debt or equity financing to fund operations or investment opportunities, or to refinance our debt in the future, in each case on terms and within a time period acceptable to us; and

•	it may become more costly to access funds internationally.

Impairment in the carrying value of goodwill or other intangibles could result in the incurrence of impairment charges and negatively impact our net worth.

As of May 29, 2016, we had goodwill of $133.9 million and other intangibles of $39.6 million. The net carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date (or subsequent impairment date, if applicable). The net carrying value of other intangibles represents the fair value of trademarks, customer relationships and other acquired intangibles as of the acquisition date (or subsequent impairment date, if applicable), net of accumulated amortization. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. Amortized intangible assets are evaluated for impairment whenever events or changes in circumstance indicate that the carrying amounts of these assets may not be recoverable. Impairments to goodwill and other intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, lower than expected revenue and profit growth rates, changes in industry EBITDA multiples, changes in discount rates based on changes in cost of capital (interest rates, etc.), or the bankruptcy of a significant customer and could result in the incurrence of impairment charges and negatively impact our net worth.

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spinoff.

Prior to the spinoff, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spinoff, nor can we predict the price at which our common stock will trade after the spinoff. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock by our stockholders;

•	future issuances of our common stock by us;

•	our ability to pay dividends in the future; and

•	the other factors described in these “Risk Factors” and other parts of this information statement.

A large number of shares of our common stock are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the spinoff, we will have outstanding an aggregate of approximately                  million shares of common stock. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spinoff. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. Certain ConAgra stockholders may be required to sell the shares of Lamb Weston common stock that they receive in the spinoff. For example, index funds currently holding ConAgra common stock may be required to sell the Lamb Weston common stock they receive in the spinoff. In addition, it is possible that other ConAgra stockholders will sell the shares of Lamb Weston common stock they receive in the spinoff for various reasons. For example, such stockholders may not believe that our business profile, capital structure or level of market capitalization as an independent company fits their investment objectives. We can provide no assurance that there will be sufficient new buying interest to offset the potential sale of common stock of Lamb Weston. Accordingly, our common stock could experience a high level of volatility immediately following the spinoff and, as a result, the price of our common stock could be adversely affected.

Provisions in our corporate documents and Delaware law could have the effect of delaying, deferring or preventing a change in control of us, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our certificate of incorporation or our bylaws or Delaware law could have the effect of delaying, deferring or preventing a change in control of us that a stockholder may consider favorable. These provisions include:

•	providing that the number of members of our board is limited to a range fixed by our bylaws;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	authorizing the issuance of “blank check” preferred stock, which could be issued by our board of directors to issue securities with voting rights and thwart a takeover attempt.

As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our voting stock from engaging in certain business combinations unless the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved in advance by our board of directors, results in the stockholder holding more than 85% of our voting stock, subject to certain restrictions, or is approved at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our voting stock not held by the stockholder engaging in the transaction.

Any provision of our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay, defer or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We undertake no responsibility for updating these statements. Readers of this information statement should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this information statement. These risks and uncertainties include, among other things: our ability to successfully complete the spinoff on a tax-free basis, within the expected time frame or at all; our ability to successfully execute our long-term value creation strategy; the competitive environment and related market conditions; political and economic conditions of the countries in which we conduct business and other factors related to our international operations; disruption of our access to export mechanisms; our ability to complete proposed acquisitions or integrate acquired businesses or execute on large capital projects; our future debt levels; the availability and prices of raw materials; changes in our relationships with our growers or significant customers; the success of our joint ventures; actions of governments and regulatory factors affecting our businesses; the ultimate outcome of litigation or any product recalls; increased pension, labor and people-related expenses; and other risks described in our reports filed from time to time with the SEC. We caution readers not to place undue reliance on any forward-looking statements included in this information statement, which speak only as of the date of this information statement.

THE SPINOFF

General

The board of directors of ConAgra regularly reviews the various operations conducted by ConAgra to ensure that resources are deployed and activities are pursued in a manner believed to be in the best interests of its stockholders. On November 18, 2015, ConAgra announced that its board of directors had considered a variety of strategic alternatives and had authorized its management to pursue a distribution of our common stock to ConAgra’s stockholders in a spinoff. This authorization is subject to final approval by the ConAgra board of directors, which approval is subject to, among other things, the conditions described below under “Spinoff Conditions and Termination.”

Lamb Weston is currently a wholly owned subsidiary of ConAgra. Lamb Weston Holdings, Inc. was incorporated in Delaware on July 5, 2016, in conjunction with the spinoff. ConAgra will transfer to us all the assets and generally all the liabilities relating to the ConAgra frozen potato products business, which ConAgra intends to separate from its other operations.

We will be separated from ConAgra and will become an independent, publicly traded company through a spinoff, on                     , 2016, the distribution date. As a result of the spinoff, each holder of ConAgra common stock as of 5:00 p.m., New York City time, on                     , 2016, the record date, will be entitled to:

•	receive shares of our common stock for every share[s] of ConAgra common stock owned by such holder; and

•	retain such holder’s shares of ConAgra common stock.

ConAgra stockholders will not be required to pay for shares of our common stock received in the spinoff or to surrender or exchange shares of ConAgra common stock in order to receive shares of our common stock or to take any other action in connection with the spinoff. No vote of ConAgra stockholders is required or sought in connection with the spinoff, and ConAgra stockholders have no appraisal rights in connection with the spinoff.

Reasons for the Spinoff

ConAgra’s board of directors believes that separating ConAgra into two independent, publicly traded companies is in the best interests of ConAgra and its stockholders, and has concluded that the spinoff will enable each company to sharpen its strategic focus and provide flexibility to capitalize on the unique growth opportunities in its respective market. Stockholders will gain direct exposure to more focused consumer and commercial foods businesses, each with distinct customer bases and investment profiles. This separation will best position each company to compete and win while creating compelling long-term value for stockholders and delivering benefits to employees, customers and other key stakeholders.

The two businesses operate in distinct markets and possess unique and compelling growth prospects and investment requirements. In addition, ConAgra believes that the separation will result in other material benefits to the standalone companies, including:

•	enhanced management focus given the distinctiveness of our business from that of ConAgra’s branded food business;

•	increased flexibility, agility and resources to capitalize on our long-term opportunities and growth strategies, which are different than those of ConAgra’s branded food business;

•	a tailored capital structure and financial policy appropriate for our unique business profile; and

•	the ability for investors to value the two companies based on their particular operational and financial characteristics and invest accordingly.

Based on our audited combined financial statements included elsewhere in this information statement: for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014, Lamb Weston’s net sales as a percent of ConAgra’s total net sales was 25.7%, 24.5% and 23.8%, respectively; total assets attributable to Lamb Weston as a percent of ConAgra’s total assets was 16.1% and 11.8% as of May 29, 2016 and May 31, 2015, respectively; and total liabilities attributable to Lamb Weston as a percent of ConAgra’s total liabilities was 7.9% and 5.4% as of May 29, 2016 and May 31, 2015, respectively. See “Reasons for the Spinoff.”

The ConAgra board of directors considered the probability of successful execution of the spinoff and the risks associated therewith, including the: potential loss of synergies from operating as a consolidated entity; potential disruptions to the businesses as a result of the spinoff, including employee stability; risk of being unable to achieve the benefits expected to be attained by the spinoff; risk that the spinoff might not be completed; and one-time costs of executing the spinoff. The ConAgra board of directors concluded that, notwithstanding these potentially negative factors, the spinoff would be in the best interests of its stockholders. For more information, see “Risk Factors—Risks Relating to the Spinoff.”

Results of the Spinoff

After the spinoff, we will be an independent, publicly traded company. Immediately after the distribution date, we expect that approximately                  million shares of our common stock will be issued and outstanding, based on the distribution of                  shares of our common stock for every                  share[s] of ConAgra common stock outstanding and the anticipated number of shares of ConAgra common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of ConAgra common stock outstanding as of the record date.

We and ConAgra will be parties to a number of agreements that will govern the spinoff and our future relationship. For a more detailed description of these agreements, please see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us.”

You will not be required to make any payment for the shares of Lamb Weston common stock you receive, nor will you be required to surrender or exchange your shares of ConAgra common stock or take any other action in order to receive the Lamb Weston common stock to which you are entitled. The spinoff will not affect the number of outstanding shares of ConAgra common stock or any rights of ConAgra stockholders, although it is expected to affect the market value of the outstanding shares of ConAgra common stock.

Manner of Effecting the Spinoff

The general terms and conditions relating to the spinoff will be set forth in a separation and distribution agreement between ConAgra and us. For a description of the terms of that agreement, see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.” Under the separation and distribution agreement, the spinoff will occur on the distribution date. As a result of the spinoff, each holder of ConAgra common stock will be entitled to receive                  shares of our common stock for every                  share[s] of ConAgra common stock owned by such holder as of 5:00 p.m., New York City time, on the record date. As discussed under “Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of ConAgra common stock sells those shares in the “regular way” market after the record date and before or on the distribution date, that stockholder will be selling the right to receive our common stock in the distribution. The distribution will be made in book-entry form. For registered ConAgra stockholders, our transfer agent will credit their shares of Lamb Weston common stock to book-entry accounts established to hold their Lamb Weston common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own ConAgra common stock through a bank or brokerage firm, their Lamb Weston common stock will be credited to their accounts by the bank or broker. See “When and How You Will Receive Lamb Weston Shares” below. Each Lamb Weston share of common stock that is distributed will be validly issued, fully paid and nonassessable.

Holders of Lamb Weston common stock will not be entitled to preemptive rights. See “Description of Capital Stock.” Following the spinoff, stockholders whose shares are held in book-entry form may request the transfer of their Lamb Weston common stock to a brokerage or other account at any time, without charge.

When and How You Will Receive Lamb Weston Shares

On the distribution date, ConAgra will release its Lamb Weston common stock for distribution by Wells Fargo Shareowner Services, the distribution agent. The distribution agent will cause the shares of Lamb Weston common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders. Many ConAgra stockholders have ConAgra common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their ConAgra common stock in an account with a bank or brokerage firm, shares of our common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers’ accounts with shares of our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders. If you are the registered holder of ConAgra common stock and hold your ConAgra common stock either in physical form or in book-entry form, the Lamb Weston common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System. As part of the spinoff, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. Our common stock to be distributed in the spinoff will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spinoff. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. If at any time you want to receive a physical certificate evidencing your shares, you may do so by contacting our transfer agent and registrar. Contact information for our transfer agent and registrar is provided under “Description of Capital Stock—Transfer Agent and Registrar.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. The transfer agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by ConAgra or us. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold ConAgra stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

Neither ConAgra, nor we, nor the transfer agent will guarantee any minimum sale price for any fractional shares. Neither we nor ConAgra will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spinoff.”

Transferability of Shares You Receive

Our common stock distributed to ConAgra stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the spinoff generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their Lamb Weston common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Under Rule 144, an affiliate may not sell within any three-month period shares of Lamb Weston common stock in excess of the greater of:

•	1% of the then outstanding number of shares of Lamb Weston common stock; and

•	the average reported weekly trading volume of shares of Lamb Weston common stock on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Stock-Based Plans

Treatment of Equity-Based Compensation

With respect to outstanding ConAgra equity incentive awards held by Lamb Weston employees, including Lamb Weston’s NEOs (as defined below), that are outstanding on the distribution date and for which the underlying security is shares of ConAgra’s common stock, it is currently anticipated that each outstanding ConAgra stock option, restricted stock unit and performance share award will be equitably adjusted or converted into an award with respect to Lamb Weston common stock. Each other ConAgra equity award will also be equitably adjusted or converted, but will continue to relate to ConAgra common stock. In each case, the award will be equitably adjusted or converted in a manner intended to preserve the aggregate intrinsic value of the original ConAgra equity award, and

•	with respect to each adjusted or converted stock option award, the per-share exercise price for each ConAgra stock option and each Lamb Weston stock option will be adjusted or established, as applicable, so that each will retain, in the aggregate, the same intrinsic value that the original ConAgra stock option award had immediately prior to the distribution date (subject to rounding); and

•	with respect to each award covering Lamb Weston common shares, the number of underlying shares subject to such new award will be determined based on application of the ratio of ConAgra’s pre-spinoff stock price to our post-spinoff share price to the number of ConAgra common shares subject to the original ConAgra award prior to the distribution date.

To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or grants contemplated above could result in adverse tax consequences or other adverse regulatory consequences, ConAgra may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences.

We expect that the Compensation Committee of our board of directors will maintain a program to deliver long-term incentive awards to our executives and other employees that is appropriate for our business needs.

However, the types of awards provided, the allocation of grant date values among the mix of awards and the performance measures to be used may differ from ConAgra’s past practice.

Material U.S. Federal Income Tax Consequences of the Spinoff

The following is a discussion of the material U.S. federal income tax consequences of the spinoff to U.S. Holders (as defined below) of ConAgra common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ConAgra common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the spinoff to U.S. Holders that hold ConAgra common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a stockholder that holds ConAgra common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	a stockholder that holds ConAgra common stock in a tax-deferred account, such as an individual retirement account; or

•	a stockholder that acquired ConAgra common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds ConAgra common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding ConAgra common stock should consult its tax advisor.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the spinoff. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the spinoff. Accordingly, each holder of ConAgra common stock should consult his, her or its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the spinoff to such holder.

Tax Opinions

The consummation of the spinoff, along with certain related transactions, is conditioned upon the receipt of an opinion of tax counsel substantially to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, which we refer to as a “Tax Opinion.” In rendering the Tax Opinion to be given as of the closing of the spinoff, which we refer to as the “Closing Tax Opinion,” tax counsel will rely, on (i) customary representations and covenants made by us and ConAgra, including those contained in certificates of officers of us and ConAgra, and (ii) specified assumptions, including an assumption regarding the completion of the spinoff and certain related transactions in the manner contemplated by the transaction agreements. In addition, tax counsel’s ability to provide the Closing Tax Opinion will depend on the absence of changes in existing facts or law between the date of this registration statement and the closing date of the spinoff. If any of the representations, covenants or assumptions on which tax counsel will rely is inaccurate, tax counsel may not be able to provide the Closing Tax Opinion or the tax consequences of the spinoff could differ from those described below. An opinion of tax counsel does not preclude the IRS or the courts from adopting a contrary position. ConAgra does not intend to obtain a ruling from the IRS on the tax consequences of the spinoff or any of the related transactions.

The Spinoff

Assuming that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, in general, for U.S. federal income tax purposes:

•	such distribution will not result in the recognition of income, gain or loss to ConAgra or us;

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of ConAgra common stock upon the receipt of our common stock;

•	the aggregate tax basis of the shares of our common stock distributed in the spinoff to a U.S. Holder of ConAgra common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of ConAgra common stock immediately before such spinoff between such ConAgra common stock and our common stock in proportion to the relative fair market value of each immediately following the spinoff;

•	the holding period of any shares of our common stock received by a U.S. Holder of ConAgra common stock in the spinoff will include the holding period of the shares of ConAgra common stock held by a U.S. Holder prior to the spinoff; and

•	a U.S. Holder of ConAgra common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of the spinoff.

In general, if the spinoff does not qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, the spinoff will be treated as a taxable dividend to holders of ConAgra common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder’s ratable share of ConAgra’s earnings and profits. In addition, if the spinoff does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, ConAgra will recognize taxable gain, which could result in significant tax to ConAgra.

Even if the spinoff were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the spinoff will be taxable to ConAgra under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of ConAgra or our common stock is acquired as part of a plan or series of related transactions that includes the spinoff. If Section 355(e) applies as a result of such an acquisition, ConAgra would recognize taxable gain as described above, but the spinoff would generally be tax-free to you. Under some circumstances, the tax matters agreement would require us to indemnify ConAgra for the tax liability associated with the taxable gain. See ‘‘Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.”

Under the tax matters agreement, we will generally be required to indemnify ConAgra for the resulting taxes in the event that the spinoff and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement”). If the spinoff were to be taxable to ConAgra, the liability for payment of such tax by ConAgra or by us under the tax matters agreement could have a material adverse effect on ConAgra or us, as the case may be.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of ConAgra (by vote or value) and who receive our common stock pursuant to the spinoff to attach to their U.S. federal income tax return for the year in which the spinoff occurs a detailed statement setting forth certain information relating to the tax-free nature of the spinoff. ConAgra and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of ConAgra common stock in lieu of fractional shares of our common stock in the spinoff may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Market for Our Common Stock

There is currently no public market for our common stock. We will apply to list our common stock on the NYSE under the symbol “LW.” We anticipate that trading of our common stock will commence on a “when-issued basis” approximately two trading days before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. Generally, shares of common stock may trade on the NYSE on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common stock. When-issued transactions are settled after shares of our common stock have been issued to ConAgra stockholders. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued. We cannot predict what the trading price for our common stock will be before or after the distribution date. See “Risk Factors—Risks Relating to Ownership of Our Common Stock.” In addition, we cannot predict any change that may occur in the trading price of ConAgra’s common stock, which will continue to trade on the NYSE under the symbol “CAG,” as a result of the spinoff.

Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and through the distribution date, we anticipate that there will be two concurrent markets in which to trade shares of ConAgra common stock: a regular way market and an ex-distribution market. Shares of ConAgra common stock that trade in the regular way market will trade with an entitlement to our common stock distributed in connection with the spinoff. Shares that trade in the ex-distribution market will trade without an entitlement to our common stock distributed in connection with the spinoff. Therefore, if you owned ConAgra common stock at 5:00 p.m., New York City time, on the record date and sell those shares in the regular way market on or prior to the distribution date, you also will be selling your right to receive our common stock that would have been distributed to you in connection with the spinoff. If you sell those shares of ConAgra common stock in the ex-distribution market prior to or on the distribution date, you will still receive shares of our common stock that were to be distributed to you in connection with the spinoff as a result of your ownership of the ConAgra common stock. You are encouraged to consult with your financial advisor regarding the financial implications of selling your shares of ConAgra common stock before or on the distribution date.

Spinoff Conditions and Termination

We expect that the spinoff will be completed on                     , 2016, provided that, among other things:

•	the reorganization as contemplated by the separation and distribution agreement will have been completed;

•	the ConAgra board of directors will, in its sole and absolute discretion, have authorized and approved the separation and the distribution and will not have withdrawn that authorization and approval;

•	the ConAgra board of directors will have declared the distribution of all of our outstanding shares of common stock to ConAgra stockholders;

•	ConAgra and we will have executed and delivered the separation and distribution agreement, employee matters agreement, transition services agreements, tax matters agreement and all other ancillary agreements related to the spinoff;

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement shall have been sent to ConAgra stockholders;

•	no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the distribution will be in effect, and no other event outside the control of ConAgra will have occurred or failed to occur that prevents the consummation of the distribution;

•	our common stock shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	ConAgra will have received an opinion of counsel, reasonably satisfactory to ConAgra, to the effect that, for U.S. federal income tax purposes, the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra and certain related transactions will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

•	immediately prior to the distribution, our restated certificate of incorporation and regulations, each in substantially the form filed as an exhibit to our registration statement on Form 10, of which this information statement is a part, will be in effect; and

•	no other events or developments will have occurred that, in the judgment of the board of directors of ConAgra would result in the spinoff having a material adverse effect on ConAgra or its stockholders.

ConAgra may waive one or more of these conditions, at the direction of its board of directors in its sole and absolute discretion, and the determination by the ConAgra board of directors regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on ConAgra’s part to effect the distribution, and ConAgra has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date, at the direction of its board of directors. ConAgra does not intend to notify its stockholders of any modifications to the terms or the conditions to the separation that, in the judgment of its board of directors, are not material. To the extent that the ConAgra board of directors determines that any such modifications materially change the terms and conditions of the distribution, ConAgra will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Financing Arrangements Related to the Spinoff

As part of the spinoff, we expect to incur approximately $2.34 billion of new debt, which we expect to consist of approximately $675 million aggregate principal amount of borrowings under a senior secured term loan and approximately $1.67 billion in aggregate principal amount of senior notes. We also expect that we will have a $500.0 million revolving credit facility that will be unfunded at the time of the spinoff.

We expect that all of our senior notes will be issued to ConAgra in connection with the spinoff and, accordingly, we will not receive any proceeds in connection with the issuance of such notes. It is anticipated that, in advance of the spinoff, certain investment banks will purchase certain of ConAgra’s senior notes in the open market and that, following such purchase, ConAgra will enter into a debt exchange agreement to effect a debt-for-debt exchange pursuant to which such investment banks will agree to exchange all of the ConAgra senior notes purchased for our senior notes issued to ConAgra at a specified exchange ratio. The terms of the debt exchange agreement would be determined in negotiations among ConAgra and the investment banks; however, there can be no assurance that the debt exchange agreement will be entered into or that the debt-for-debt exchange will occur.

Reason for Sending this Information Statement

This information statement is being sent solely to provide information to ConAgra stockholders who will receive Lamb Weston common stock in the spinoff. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor ConAgra undertake any obligation to update the information, except to the extent so required by applicable securities laws.

CAPITALIZATION

The following table sets forth Lamb Weston’s cash and cash equivalents and capitalization as of May 29, 2016 (i) on a historical basis and (ii) on an as adjusted basis to give effect to the pro forma adjustments included in Lamb Weston’s unaudited pro forma combined financial information included elsewhere in this information statement. The information below is not necessarily indicative of what Lamb Weston’s cash and cash equivalents and capitalization would have been had the spinoff been completed as of May 29, 2016. In addition, this information is not indicative of Lamb Weston’s future cash and cash equivalents and capitalization. This table should be read in conjunction with the sections entitled “Selected Historical Condensed Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and corresponding notes included elsewhere in this information statement.

	As of May 29, 2016 (unaudited) (dollars in millions)
	Historical	As Adjusted(1)
Cash and cash equivalents:	$36.4	$

Debt, including current and long-term:
Notes payable	$24.9	$
Current installments of long-term debt	13.5
Long-term debt	104.6
Senior secured term loan(2)	—
Revolving credit facility(2)	—
Senior notes(2)	—

Total debt	143.0

Equity:
Common Stock, par value $1.00	—
Additional paid-in capital	—
Parent companies’ equity investment	1,409.8
Accumulated other comprehensive loss	(9.2)

Total Parent companies’ invested equity	1,400.6

Total capitalization	$1,400.6	$

(1)	The “as adjusted” financial information will be included in an amendment to this information statement.
(2)	As part of the spinoff, we expect to incur approximately $2.34 billion of new debt, which we expect to consist of approximately $675 million aggregate principal amount of borrowings under a senior secured term loan and approximately $1.67 billion in aggregate principal amount of senior notes. We also expect that we will have a $500.0 million revolving credit facility that will be unfunded at the time of the spinoff. We expect that all of our senior notes will be issued to ConAgra in connection with the spinoff and, accordingly, we will not receive any proceeds in connection with the issuance of such notes.

DIVIDEND POLICY

We have not yet determined whether we will pay dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. Additionally, we expect that the terms of the agreement governing our senior secured term loan and revolving credit facility and the indenture governing our senior notes will contain covenants or other restrictions that, in certain circumstances, could limit the level of dividends that we are able to pay on our common stock. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA

The following table presents Lamb Weston’s selected historical condensed combined financial data. The selected historical condensed combined financial data as of May 29, 2016 and May 31, 2015, and for the years ended May 29, 2016, May 31, 2015 and May 25, 2014, are derived from Lamb Weston’s audited combined financial statements included elsewhere in this information statement. The selected historical condensed combined financial data as of May 25, 2014 are derived from Lamb Weston’s audited combined financial statements that are not included in this information statement. The selected historical condensed combined financial data as of May 26, 2013 and May 27, 2012 and for the years then ended are derived from Lamb Weston’s unaudited combined financial statements that are not included in this information statement.

The selected historical condensed combined financial data include certain expenses of ConAgra that were allocated to Lamb Weston for certain corporate functions including information technology, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs Lamb Weston will incur as an independent, publicly traded company. In addition, Lamb Weston’s historical financial information does not reflect changes that Lamb Weston expects to experience in the future as a result of Lamb Weston’s separation and distribution from ConAgra, including changes in Lamb Weston’s cost structure, personnel needs, capital structure, financing and business operations. Lamb Weston’s combined financial statements also do not reflect the assignment of certain assets and liabilities between ConAgra and Lamb Weston as reflected under “Unaudited Pro Forma Combined Financial Data” included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect what Lamb Weston’s financial position, results of operations and cash flows would have been had it been an independent, publicly traded company during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of Lamb Weston’s future performance.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Data” and corresponding notes and the combined financial statements and accompanying notes included elsewhere in this information statement.

	For the Fiscal Year Ended May
(dollars in millions)	2016	2015	2014	2013 (Unaudited)	2012 (Unaudited)
Net sales	$2,993.8	$2,925.0	$2,815.2	$2,778.4	$2,651.0
Income before income taxes and equity method investment earnings	$367.4	$375.3	$358.4	$423.5	$253.9
Provision for income taxes	$144.5	$140.4	$117.7	$151.9	$93.8
Net income attributable to Lamb Weston	$285.3	$268.3	$260.9	$298.3	$194.9

At Period End
Total assets	$2,158.3	$2,055.9	$1,930.0	$1,866.5	$1,767.5
Senior long-term debt (noncurrent)	$104.6	$86.5	$124.3	$120.5	$121.4

Non-GAAP financial information
EBITDA(1)	$531.6	$511.2	$463.1
Adjusted EBITDA(1)	$593.4	$526.1	$502.5

(1)

We define “EBITDA” as net income attributable to Lamb Weston before income taxes, interest expense, depreciation and amortization expense. We define “Adjusted EBITDA” as EBITDA before the effect of items impacting comparability such as gains or losses associated with pension plan settlements, expense allocations from ConAgra reflecting Lamb Weston’s portion of year-end write-offs of actuarial gains or losses in excess of 10% of ConAgra’s pension liability, severance-related charges, certain impairment charges, gains or losses from the sale of assets and charges related to our restructuring activities, plus (minus) our proportionate share (our joint venture partner’s proportionate share) of interest, taxes and depreciation and amortization of our unconsolidated joint ventures (consolidated joint venture). We exclude items impacting comparability to provide a better understanding of our core operating results given the significant impact these items have on the comparability of our operating results when comparing periods. We include (exclude) our proportionate share (our joint venture partner’s share) of interest, taxes and depreciation and amortization of our unconsolidated joint ventures (consolidated joint venture) given that we conduct meaningful business through these joint ventures and they provide us with significant access to cash through distributions. These are non-GAAP financial measures used by management to enhance the understanding of our operating results. EBITDA and Adjusted EBITDA are key measures we use to evaluate our operational performance. We provide EBITDA and Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income as a measure of operating results or as alternatives to cash flows from operating activities as a measure of liquidity in accordance with U.S. GAAP.

EBITDA and Adjusted EBITDA are not calculated or presented in accordance with U.S. GAAP, and other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. As a result, these financial measures have limitations as analytical and comparative tools, and you should not consider these items in isolation, or as a substitute for analysis of our results and cash flows as reported under GAAP. Some of these limitations are:

•	they do not reflect all of our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect certain impairments and adjustments for purchase accounting;

•	they do not reflect changes in, or cash requirements for, working capital needs;

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	they do not reflect income tax expense or the cash requirements to pay taxes;

•	they do not take into account that our unconsolidated joint ventures may not distribute cash to us because of other required uses of cash such as principal and interest payments on debt, working capital requirements, contractual or legal restrictions or negative tax consequences; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

The following is a reconciliation of our net income attributable to Lamb Weston to EBITDA and Adjusted EBITDA:

	For the Fiscal Year Ended May
(dollars in millions)	2016	2015	2014
Net income attributable to Lamb Weston	$285.3	$268.3	$260.9
Interest expense	5.9	6.1	5.3
Income tax expense	144.5	140.4	117.7
Depreciation and amortization	95.9	96.4	79.2

Earnings before interest expense, income tax expense and depreciation and amortization (EBITDA)	$531.6	$511.2	$463.1
Items impacting comparability:
Expense related to year-end write-off of actuarial losses in excess of 10% of related pension liability	59.5	—	3.4
Gain related to the settlement of a pension plan of an international joint venture	(17.7)	—	—
Expense related to the impairment of a previously idled production facility	—	—	13.9
Expense related to the impairment of certain assets received in connection with the bankruptcy of an onion products supplier	—	—	8.9
Expenses related to the spinoff	5.3	—	—
Gain related to the sale of land received in connection with the bankruptcy of an onion products supplier	—	—	(5.1)
Expense related to SCAE Plan	0.1	0.7	2.1
Items related to joint ventures:
Interest expense, income tax expense and depreciation and amortization included in equity method earnings from unconsolidated joint ventures	18.2	17.6	19.6
Interest expense, income tax expense and depreciation and amortization attributable to noncontrolling interest of consolidated joint venture	(3.6)	(3.4)	(3.4)

Adjusted earnings before interest expense, income tax expense and depreciation and amortization (Adjusted EBITDA)	$593.4	$526.1	$502.5

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The Unaudited Pro Forma Combined Financial Data of Lamb Weston consist of an unaudited pro forma combined statement of income for the year ended May 29, 2016 and an unaudited pro forma combined balance sheet as of May 29, 2016. The Unaudited Pro Forma Combined Financial Data reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Condensed Combined Financial Data” and the combined financial statements and corresponding notes included elsewhere in this information statement.

The following Unaudited Pro Forma Combined Financial Data are subject to assumptions and adjustments described in the accompanying notes. Lamb Weston’s management believes these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as ConAgra and Lamb Weston finalize the terms of the spinoff, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Combined Financial Data do not purport to represent what Lamb Weston’s financial position and results of operations actually would have been had the spinoff occurred on the dates indicated, or to project Lamb Weston’s financial performance for any future period following the spinoff.

The unaudited pro forma combined statement of income gives effect to the spinoff as if it had occurred on June 1, 2015. The unaudited pro forma combined balance sheet as of May 29, 2016 gives effect to the spinoff as if it had occurred on May 29, 2016. These Unaudited Pro Forma Combined Financial Data include adjustments to reflect the following:

•	the contribution by ConAgra to Lamb Weston, pursuant to the separation and distribution agreement, of all the assets and liabilities that comprise our business;

•	the inclusion of $2.34 billion aggregate principal amount of debt at a weighted average interest rate of 4.5%;

•	a cash distribution of approximately $675 million to ConAgra;

•	the pro-rata distribution of approximately 438.1 million common shares of Lamb Weston to ConAgra stockholders; and

•	the impact of the separation and distribution agreement, tax matters agreement, employee matters agreement and other commercial agreements between Lamb Weston and ConAgra, as more fully described in “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us.”

ConAgra expects to incur approximately $65 million to $70 million of non-recurring costs in connection with the separation and spinoff. These amounts are expected to cover matters such as investment advisory, recruiting, consulting, legal, auditing and information technology related services incurred to complete the spinoff. Lamb Weston expects to incur additional non-recurring costs of approximately $5 million to $10 million related to the spinoff after it is completed. These amounts exclude costs related to Lamb Weston’s issuance of debt as part of the spinoff, which have been incorporated in the accompanying Unaudited Pro Forma Combined Financial Data.

Lamb Weston’s combined financial statements include expense allocations for certain support functions that are currently provided on a centralized basis within ConAgra, such as expenses for business shared services, and other selling, general and administrative expenses that benefit Lamb Weston. We expect to incur additional ongoing costs after the spinoff related to operating as an independent public company and replacing the services previously provided by ConAgra. We currently estimate those additional costs will range from approximately $15 million to $25 million in excess of our fiscal 2016 reported selling, general and administrative expenses, excluding items impacting comparability. Our estimate takes into consideration the benefit that we will receive from the elimination of cost allocations from ConAgra after the spinoff is completed. The estimated additional costs are not reflected in the accompanying Unaudited Pro Forma Combined Financial Data.

Due to the scope and complexity of these activities, the amount of the above-described costs could increase or decrease materially from those as currently estimated.

Unaudited Pro Forma Consolidated Balance Sheet

As of May 29, 2016

(in millions)

	Historical	Pro Forma Adjustments		Pro Forma
Current assets
Cash and cash equivalents	$36.4	$—	(A)	$36.4
Receivables, less allowance for doubtful accounts	186.5			186.5
Inventories	498.9	—		498.9
Prepaid expenses and other current assets	58.2	—		58.2

Total current assets	780.0	—		780.0

Property, plant and equipment, net	1,043.1	—		1,043.1
Goodwill	133.9	—		133.9
Brands, trademarks and other intangibles, net	39.6	—		39.6
Other assets	161.7	—		161.7

	$2,158.3	$—		$2,158.3

Current liabilities
Notes payable	$24.9	$—		$24.9
Current installments of long-term debt	13.5	33.8	(B)	47.3
Accounts payable	238.0	—		238.0
Accrued payroll	52.7	—		52.7
Other accrued liabilities	80.5	—		80.5

Total current liabilities	409.6	33.8		443.4

Senior long-term debt, excluding current installments	104.6	2,265.3	(B)	2,369.9
Other noncurrent liabilities	243.5	—		243.5

Total liabilities	757.7	2,299.1		3,056.8

Stockholders’ Equity
Parent Companies’ invested equity	1,409.8	(1,409.8	)(C)	—
Common stock $1.00 par value	—	438.1	(C)	438.1
Accumulated deficit	—	(1,327.4	)(C)(A)	(1,327.4)
Accumulated other comprehensive income (loss)	(9.2)	—		(9.2)

Total stockholders’ equity (deficit)	1,400.6	(2,299.1)		(898.5)

	$2,158.3	$—		$2,158.3

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended May 29, 2016

(in millions, except per share data)

	Historical	Pro Forma Adjustment		Pro Forma
Net sales	$2,993.8	$—		$2,993.8
Costs and expenses:
Cost of goods sold	2,326.4	$—		2,326.4
Selling, general and administrative expenses	294.1	(10.6	)(D)	283.5
Interest expense, net	5.9	109.1	(E)	115.0

Income before income taxes and equity method investment earnings	367.4	(98.5)		268.9
Income tax expense	144.5	(36.2	)(F)	108.3
Equity method investment earnings	71.7	—		71.7

Net income	$294.6	$(62.3)		$232.3

Less: Net income attributable to noncontrolling interests	9.3	—		9.3

Net income attributable to Lamb Weston	$285.3	$(62.3)		$223.0

Per share amounts:
Basic				$0.50	(G)
Diluted				$0.50	(G)
Weighted average shares outstanding:
Basic				434.4	(H)
Diluted				434.7	(I)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

The following items resulted in adjustments reflected in the unaudited pro forma condensed consolidated financial information:

A.	Reflects a $675 million distribution to ConAgra Foods, Inc. prior to the spinoff based on the assumed net proceeds of the debt described in Note (B). As part of the spinoff, Lamb Weston expects to issue approximately $1.67 billion in aggregate principal amount of senior notes to ConAgra Foods, Inc. and, accordingly, Lamb Weston will not receive any proceeds in connection with the issuances of such notes. The amount of cash proceeds received from debt incurred prior to the spinoff, and thus the amount of cash distributed to ConAgra Foods, Inc., will depend on market conditions at the time we incur the debt, which is not certain at this time.

B.	Reflects indebtedness totaling $2.34 billion to be incurred by Lamb Weston, in conjunction with the spinoff, consisting of $1.67 billion in aggregate principal amount of borrowings under senior notes, and $675 million in aggregate principal amount of borrowings under a term loan agreement, reduced by $41.9 million for estimated debt issuance costs that will be recognized as a component of interest expense over the life of the various debt instruments.

C.	Reflects the pro forma recapitalization of our equity. As of the distribution date, ConAgra Foods, Inc.’s net investment in our business will be exchanged to reflect the distribution of our common shares to ConAgra Foods, Inc. stockholders. ConAgra Foods, Inc. stockholders will receive common shares based on an expected distribution ratio of one Lamb Weston common share for every one ConAgra Foods, Inc. common share.

D.	Reflects changes to employee related costs based upon the expected provisions of the employee matters agreement. Adjustment comprises a net reduction in expenses related to employee benefit plans of $5.3 million for the year ended May 29, 2016, due to the expected impact from changes to plan design following the separation. This also reflects the elimination of $5.3 million of expenses related to the spinoff included in the historical financial statements.

E.	Represents adjustments to interest expense and amortization of debt issuance costs related to approximately $2.34 billion of debt that we expect to incur as described in Note (B). We expect the weighted-average interest rate on the debt to be approximately 4.5%. Interest expense may be higher or lower if our actual interest rate or credit ratings change. A 25 basis point increase/decrease in the weighted-average interest rate would increase/decrease annual interest expense by approximately $5.9 million.

F.	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rate of 36.8%. The effective tax rate could be different (either higher or lower) depending on activities subsequent to the spinoff.

G.	For purposes of determining basic and diluted earnings per share, the net income attributable to Lamb Weston has been reduced by $4.8 million to reflect the amount by which the redemption value of the noncontrolling interest in Lamb Weston BSW increased during the fiscal year.

H.	The number of Lamb Weston common shares used to compute basic earnings per share is based on the weighted average number of ConAgra Foods, Inc. common shares outstanding for the year ended May 29, 2016, assuming a distribution ratio of one Lamb Weston common share for every one ConAgra Foods, Inc. common share, which distribution ratio is subject to change.

I.	The unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to stock-based awards granted to Lamb Weston employees under the ConAgra Foods, Inc. stock-based compensation programs. This calculation may not be indicative of the dilutive effect that will actually result from the Lamb Weston, Inc. stock-based awards issued in connection with the adjustment of outstanding ConAgra Foods, Inc. stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying Lamb Weston, Inc. stock-based awards issued in connection with the adjustment of outstanding ConAgra Foods, Inc. stock-based awards will not be determined until the distribution date or shortly thereafter. For the purposes of preparing the unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares, we believe an estimate based on applying the distribution ratio of one common share of Lamb Weston for every one ConAgra Foods, Inc. common share, to the weighted-average ConAgra Foods, Inc. diluted shares outstanding for the year ended May 29, 2016, provides a reasonable approximation of the potential dilutive effect of the stock-based awards. Outstanding options and restricted stock awards will be converted in a manner designed to reflect the intrinsic value of such awards at the time of separation, which may result in additional expense incurred by Lamb Weston to the extent the conversion results in a change in fair value of the stock-based awards. The conversion of existing ConAgra Foods, Inc. awards to Lamb Weston awards will not be known until the distribution date or shortly thereafter, therefore we do not believe we can establish a reasonable estimate of the potential additional expense that may be incurred until such time. A portion of any incremental expense will be recognized on the date of the modification for the vested portions of awards, and the remainder will be amortized over the remaining vesting period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide a summary of significant factors relevant to the financial performance and condition of the Lamb Weston business, which we refer to in this discussion and analysis as “Lamb Weston,” of ConAgra Foods, Inc., which we refer to in this discussion and analysis as “ConAgra” or “Parent.” The discussion and analysis should be read together with Lamb Weston’s annual combined financial statements and related notes for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014. Results for the fiscal year ended May 29, 2016 are not necessarily indicative of results that may be attained in the future.

Executive Overview

Lamb Weston

Lamb Weston, along with its joint venture partners, is a leading global producer, provider, and marketer of value-added frozen potato products. We, along with our joint venture partners, are the number one supplier of value-added frozen potato products in North America—the largest market for frozen potato products in the world. We, along with our joint venture partners, are also a leading supplier of value-added frozen potato products globally, with a growing presence in high-growth emerging markets. We, along with our joint venture partners, offer a broad product portfolio to a diverse channel and customer base in over 100 countries. French fries represent the majority of our value-added frozen potato product portfolio.

The highly-experienced Lamb Weston team has deep expertise in processing potatoes into value-added products and delivering innovative customer solutions. As an independent public company, we will continue to focus on driving sustainable, profitable growth by offering innovative products and customer-centric solutions that leverage our advantaged manufacturing and processing footprint, while also maintaining a balanced capital allocation strategy.

In fiscal 2016, our net sales totaled $3.0 billion, our net income attributable to Lamb Weston totaled $285.3 million, and we generated operating cash flows of $382.3 million.

Factors Affecting Our Business and Results of Operations

Key factors that have influenced our results of operations and may do so in the future include:

Competitive Dynamics

Our business, value-added frozen potato products, is highly competitive. Our principal competitors have substantial financial, sales and marketing, and other resources. A strong competitive response from one or more of our competitors to our marketplace efforts could result in reduced prices, increased promotional activity, loss of significant customers or reduced overall market share. However, as one of the few industry participants with national and global reach and capabilities, we believe Lamb Weston is well-positioned to capitalize on the attractive growth prospects of our industry.

Crop Performance

The primary input to our products is potatoes. Every year, we must procure large volumes of potatoes that meet the quality standards for processing into value-added products. Over our 50-year history as a potato processor, we have positioned Lamb Weston to have access to high-quality potatoes on an annual basis by building long-term relationships with potato growers. However, our inability to obtain the necessary quantities of potatoes that meet our quality standards at reasonable costs in a given year, as a result of factors such as adverse weather conditions in the applicable growing regions or increased competition for the available supply of potatoes, could negatively impact our ability to meet customer needs and could decrease our profitability.

Customer Relationships

We benefit from strong relationships with a diverse set of customers. We sell our products across a variety of food channels, and have deep and long-tenured relationships with leading quick service and fast casual restaurants, global foodservice distributors and large grocery retailers. However, some of our customers independently represent a meaningful portion of our sales and loss of one or more of these customers could negatively affect our results of operations. For example, in fiscal 2014, we lost a significant portion of our business with a key distributor, resulting in a more challenging business environment for our Foodservice segment.

Acquisitions

From time to time, we will use acquisitions to reach new markets, expand internationally, and grow our sales and profits. For example, in July 2014, Lamb Weston acquired Tai Mei Potato Industry Limited, a potato processor in China, for $92.2 million, consisting of $74.9 million in cash, net of cash acquired, plus assumed liabilities. The purchase included property and equipment associated with making frozen potato products. The purchase provides Lamb Weston the ability to make our value-added frozen potato products in China, closer to our expanding customer base, and meet the growing demand for frozen potato products in Asia. If we are unable to complete additional acquisitions in the future, or to successfully integrate and develop acquired businesses, our financial results could be materially and adversely affected.

Restructuring Plans

Lamb Weston is committed to driving efficiencies throughout its operations to improve profitability. For example, in fiscal 2014, ConAgra launched an initiative to improve selling, general and administrative effectiveness and efficiencies, and to create efficiencies throughout its supply chain. This initiative is referred to as the Supply Chain and Administrative Efficiency Plan, or the SCAE Plan.

Lamb Weston has participated in the SCAE Plan and incurred costs in connection therewith. Lamb Weston recognized severance-related expenses of $0.1 million, $0.7 million and $2.1 million for the SCAE Plan in fiscal 2016, 2015 and 2014, respectively, classified within selling, general and administrative expenses. Our failure to continue to reduce costs through productivity gains or the elimination of redundant costs could adversely affect our profitability and weaken our competitive position.

Joint Venture Relationships

We conduct meaningful business through two unconsolidated joint ventures and include our share of the earnings of these affiliates in our own financial statements based on our economic ownership interest in them. Our two most significant affiliates produce and market value-added frozen potato products for retail and foodservice customers:

•	We hold a fifty percent ownership interest in Lamb-Weston Meijer, a Netherlands joint venture, headquartered in the Netherlands, that manufactures and sells frozen potato products principally in Europe. We and our partner are jointly and severally liable for all legal liabilities of Lamb Weston Meijer.

•	We hold a fifty percent ownership interest in Lamb Weston RDO, a potato processing venture. We provide all sales and marketing services to Lamb Weston RDO. We receive a fee for these services based on a percentage of the net sales of the venture.

The results of these joint ventures are included as equity method investment earnings in our combined financial statements. We have strong relationships with our joint venture partners. However, if our partners begin to take actions that have negative impacts on the joint venture, or begin to disagree with the strategies we have developed to grow these businesses, our ability to achieve our growth strategies may be negatively impacted.

Export Dynamics

To capture the meaningful opportunities in the frozen potato category abroad, we plan to continue to invest in our growing export business. During fiscal 2016, export sales accounted for 19% of our total net sales. However, circumstances beyond our control could prevent us from exporting our products in sufficient quantities to meet customer opportunities. For example, during fiscal 2015, a labor dispute at ports along the West Coast led to a six-month slowdown in the export and import of goods and services across industry. This event, which we refer to as the West Coast port labor dispute, had a negative impact on Lamb Weston’s international sales and profits in fiscal 2015. The dispute was resolved toward the end of the third quarter of fiscal 2015. If we are unsuccessful in mitigating any future disruption to export mechanisms, we may be unable to adequately supply all of our customer needs, which could adversely affect our business or financial results.

Debt Structure

In connection with the completion of the spinoff, we expect that we will incur a substantial amount of debt. Our level of debt could have important consequences. For example, it could:

•	make it more difficult for us to make payments on our debt;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less debt.

Items Impacting Comparability

Several significant items have affected the comparability of our year-over-year results of continuing operations in recent years.

Items of note impacting comparability for fiscal 2016 included:

•	a gain of $17.7 million ($13.3 million after-tax) related to the settlement of a pension plan of an international potato venture, classified within equity method investment earnings;

•	a charge of $59.5 million ($37.6 million after-tax) reflecting an allocation to Lamb Weston of a portion of the year-end write-off of actuarial losses in excess of 10% of ConAgra’s pension liability, classified within selling, general and administrative expenses;

•	charges of $5.3 million for costs incurred related to the spinoff, classified within selling, general and administrative expenses; and

•	severance-related charges of $0.1 million, classified within selling, general and administrative expenses.

There were no other items of note impacting comparability for fiscal 2016.

Lamb Weston’s fiscal 2015 net sales benefited by approximately 2% as a result of the fiscal year including 53 weeks. Lamb Weston also recognized severance-related charges of $0.7 million in fiscal 2015 classified within selling, general and administrative expenses. There were no other items of note impacting comparability for fiscal 2015.

Items of note impacting comparability for fiscal 2014 included:

•	a charge of $13.9 million ($9.4 million after-tax) in connection with the impairment of a previously idled small production facility, classified within selling, general and administrative expenses;

•	a charge of $8.9 million ($5.6 million after-tax) in connection with the impairment of certain assets received in connection with the bankruptcy of an onion products supplier, classified within selling, general and administrative expenses;

•	a gain of $5.1 million ($3.2 million after-tax) in connection with the sale of land received in connection with the bankruptcy of an onion products supplier, classified within selling, general and administrative expenses;

•	a charge of $3.4 million ($2.6 million after-tax) reflecting the write-off of Lamb Weston’s share of actuarial losses in excess of 10% of the pension liability for Lamb Weston Meijer, classified within equity method investment earnings; and

•	charges of $2.1 million related to the SCAE Plan, classified within selling, general and administrative expenses.

There were no other items of note impacting comparability for fiscal 2014.

Business Review

Lamb Weston

Lamb Weston reports operations in four reporting segments: Global, Foodservice, Retail, and Other. Lamb Weston and our joint venture partners combine to sell our branded and private label specialty frozen potato products around the world. We have defined our operating segments by customer type and geography.

Global

The Global reporting segment includes results of operations associated with Lamb Weston’s business with very large chain restaurant customers, whether those results are generated in the United States or abroad, as well as results of operations associated with retail and foodservice customers located outside of the United States and Canada. Sales to large restaurant chains account for the vast majority of Global segment sales. We have included non-U.S. and non-Canadian retail and foodservice customers in the Global segment due to the efficiency benefits of coordinating sales to all customer types within specific markets, as well as due to these customers’ smaller scale and dependence on local economic conditions. The segment’s product portfolio includes frozen potatoes, and frozen sweet potatoes; smaller product lines in the portfolio include frozen appetizers. Products are sold under the Lamb Weston® brand, as well as many customer labels.

Foodservice

The Foodservice reporting segment includes sales to broad line foodservice distribution customers in the United States and Canada. Sales to these customers account for the vast majority of this segment’s sales. The ultimate purchasers of our products (i.e., customers of the broad line foodservice customers), include businesses, primary, secondary and post-secondary educational institutions, independent restaurants, regional chain restaurants, and convenience stores.

The segment’s product portfolio includes frozen potatoes and frozen sweet potatoes; the segment’s sales also include sales of frozen appetizer items. Products are sold under the Lamb Weston brand, as well as customer labels.

Retail

The Retail reporting segment includes sales to grocery, mass, club, and specialty retailers primarily in the United States.

The segment’s products are sold in the freezer section, and are also found in the prepared foods (i.e., Deli) section of many retailers. The segment’s product portfolio includes consumer facing frozen specialty potato and frozen sweet potato items that are sold under the retailer’s own brands and licensed equities such as Alexia®, the leading natural and organic frozen potato brand, which is licensed from ConAgra, and the brand names of major North American restaurant chains.

Other

The Other segment primarily includes equity method earnings from Lamb Weston’s unconsolidated joint ventures, Lamb Weston Meijer and Lamb Weston RDO. The segment also includes the consolidated results of operations from Lamb Weston’s frozen vegetable business and dairy business.

Results of Operations

Product Contribution Margin

For each period presented, we have reported product contribution margin by segment. Product contribution margin is the primary measure reported to our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. We define product contribution margin as net sales less cost of the goods sold and advertising and promotion expenses.

Presentation of Derivative Gains (Losses) from Economic Hedges of Forecasted Cash Flows in Results

Derivatives used to manage commodity price risk and foreign currency risk are not designated for hedge accounting treatment. Lamb Weston believes these derivatives provide economic hedges of certain forecasted transactions. As such, these derivatives are generally recognized at fair market value with realized and unrealized gains and losses recognized in the operating results. Lamb Weston recognized charges of $4.6 million and $10.3 million for fiscal 2016 and 2015, respectively, in relation to the use of derivatives.

Fiscal 2016 compared to Fiscal 2015

Net Sales

(dollars in millions)	Fiscal 2016 Net Sales	Fiscal 2015 Net Sales	% Inc (Dec)
Global	$1,549.4	$1,512.9	2%
Foodservice	946.0	929.0	2%
Retail	372.1	355.6	5%
Other	126.3	127.5	(1)%

Total	$2,993.8	$2,925.0	2%

Lamb Weston’s net sales for fiscal 2016 were $3.0 billion, an increase of $68.8 million, or 2%, compared to fiscal 2015. Results for fiscal 2016 for all segments reflected increased volumes of 5% due to organic growth, partially offset by a decrease of approximately 2% due to the inclusion of an additional week in fiscal 2015, and a 1% decrease in price/mix.

Global net sales increased $36.5 million, or 2%, in fiscal 2016 as compared to fiscal 2015. Results for fiscal 2016 reflect 6% growth due to strong volume growth in international markets due to the lapping of the West Coast port labor dispute in the prior fiscal year, the full-year impact of fiscal 2015 new business, additional new channel penetration in Mexico, and organic and ramp-up growth in China. The increase was partially offset by selling price decreases of 2% associated with (i) negative mix impacts of lower Japan business, (ii) pricing concessions with a major customer in Japan to maintain our share, (iii) lower net sales prices on new chain business, and (iv) domestic price concessions in connection with strategic decisions to maintain exclusivity or increase share. The increase was also partially offset by a decrease of approximately 2% due to the inclusion of an additional week in fiscal 2015.

Foodservice net sales increased $17.0 million, or 2%, in fiscal 2016 as compared to fiscal 2015. Results for fiscal 2016 reflect 5% growth due to organic volume growth and increased demand for frozen potato products with our key distributors. The increase was partially offset by a decrease of approximately 2% due to the inclusion of an additional week in fiscal 2015, and a 1% decrease in price/mix.

Retail net sales increased $16.5 million, or 5%, in fiscal 2016 as compared to fiscal 2015. Results for fiscal 2016 reflect 7% growth due to increased volume and pricing in our branded and private label portfolios, and increased deli business. The increase was partially offset by a decrease of approximately 2% due to the inclusion of an additional week in fiscal 2015.

Other net sales decreased $1.2 million, or 1%, in fiscal 2016 as compared to fiscal 2015. Results for fiscal 2016 primarily reflected a reduction due to the inclusion of an additional week in fiscal 2015.

Product Contribution Margin (Net sales less cost of goods sold and advertising and promotion spending)

(dollars in millions)	Fiscal 2016	Fiscal 2015	% Inc (Dec)
Global	$296.5	$253.7	17%
Foodservice	254.7	246.0	4%
Retail	69.6	47.6	46%
Other	21.0	20.6	2%

Total	$641.8	$567.9	13%

Global product contribution margin increased $42.8 million, or 17%, in fiscal 2016 as compared to fiscal 2015, as a result of higher net sales, discussed above, lower commodity input, transportation, and conversion costs, as well as the lapping of costs associated with the West Coast port labor dispute in the prior fiscal year. Cost of goods sold was $8.8 million, or 1%, lower in fiscal 2016 as compared to fiscal 2015 driven by a decrease in commodity input, transportation and conversion costs partially offset by an increase from higher volume.

Foodservice product contribution margin increased $8.7 million, or 4%, in fiscal 2016 as compared to fiscal 2015, due to higher net sales, discussed above, as well as lower commodity input, transportation, and conversion costs. Cost of goods sold was $6.2 million, or 1%, higher in fiscal 2016 as compared to fiscal 2015 driven by an increase from higher volume partially offset by a decrease in commodity input, transportation and conversion costs.

Retail product contribution margin increased $22.0 million, or 46%, in fiscal 2016 as compared to fiscal 2015, due to the increase in net sales, as discussed above, as well as lower commodity input, transportation, and conversion costs. Cost of goods sold was $7.2 million, or 2%, lower in fiscal 2016 as compared to fiscal 2015 driven by a decrease in commodity input, transportation and conversion costs partially offset by an increase from higher volume.

Other product contribution margin increased $0.4 million, or 2%, in fiscal 2016 as compared to fiscal 2015, as the decrease in net sales, as discussed above, was more than offset by a $1.5 million, or 1%, decrease in cost of goods sold.

Selling, General and Administrative, or SG&A Expenses (Includes allocated general corporate expenses)

SG&A expenses totaled $294.1 million for fiscal 2016, an increase of $88.2 million compared to fiscal 2015.

SG&A expenses for fiscal 2016 reflected the following:

•	charges of $161.5 million in connection with expense allocations from ConAgra (including a charge of $59.5 million reflecting Lamb Weston’s portion of the year-end write-off of actuarial losses in excess of 10% of ConAgra’s pension liability),

•	advertising and promotion spending of $25.6 million,

•	expenses of $5.3 million incurred related to the spinoff, and

•	expenses of $0.1 million in connection with the SCAE Plan.

SG&A expenses for fiscal 2015 reflected the following:

•	charges of $78.9 million in connection with expense allocations from ConAgra,

•	advertising and promotion spending of $19.4 million, and

•	expenses of $0.7 million in connection with the SCAE Plan.

In addition to the fiscal 2016 charge associated with pensions described above, the remaining increase in the fiscal 2016 expense allocation from ConAgra was largely attributable to higher incentive costs as compared to fiscal 2015.

Interest Expense, Net

Net interest expense was $5.9 million and $6.1 million for fiscal 2016 and 2015, respectively.

Income Taxes

Lamb Weston’s income tax expense was $144.5 million and $140.4 million in fiscal 2016 and 2015, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income including equity method earnings) was 33% and 34% in fiscal 2016 and fiscal 2015, respectively.

Equity Method Investment Earnings

Equity method investment earnings were $71.7 million and $42.7 million in fiscal 2016 and 2015, respectively. Equity method investment earnings for fiscal 2016 included a gain of $17.7 million related to the settlement of a pension plan of Lamb Weston Meijer. The equity method investment earnings are reported in the Other segment. The increase in fiscal 2016 compared to fiscal 2015 also reflects higher profits for Lamb Weston Meijer.

Fiscal 2015 compared to Fiscal 2014

Net Sales

(dollars in millions)	Fiscal 2015 Net Sales	Fiscal 2014 Net Sales	% Inc (Dec)
Global	$1,512.9	$1,493.2	1%
Foodservice	929.0	865.7	7%
Retail	355.6	333.0	7%
Other	127.5	123.3	3%

Total	$2,925.0	$2,815.2	4%

Lamb Weston’s net sales for fiscal 2015 were $2.9 billion, an increase of $109.8 million, or 4%, compared to fiscal 2014. Results for fiscal 2015 for all segments reflected increased volumes of 2% due to organic growth and approximately 2% due to the inclusion of an additional week in fiscal 2015.

Global net sales increased $19.7 million, or 1%, in fiscal 2015 compared to fiscal 2014. Results for fiscal 2015 reflected strong organic volume growth of 4% in North America and a 2% increase due to the inclusion of an additional week in fiscal 2015. Increases in the segment were primarily offset by a 4% decrease in exports due in large part to the West Coast port labor dispute, and a 1% decrease in price/mix.

Foodservice net sales increased $63.3 million, or 7%, in fiscal 2015 as compared to fiscal 2014. Results for fiscal 2015 reflected strong volume growth of 5% in the United States, driven by diversification of business with new and existing distributors following the loss of a significant portion of our business with a key distributor in fiscal 2014. The inclusion of an additional week in fiscal 2015 contributed approximately 2% growth in net sales.

Retail net sales increased $22.6 million, or 7%, in fiscal 2015 as compared to fiscal 2014. Results for fiscal 2015 reflected strong volume growth of 5% driven by the launch of new products and distribution gains on licensed brand products. The inclusion of an additional week in fiscal 2015 contributed approximately 2% growth in net sales.

Other net sales increased $4.2 million, or 3%, in fiscal 2015 as compared to fiscal 2014. Results for fiscal 2015 primarily reflected an increase due to the inclusion of an additional week in fiscal 2015.

Product Contribution Margin (Net sales less cost of goods sold and advertising and promotion spending)

(dollars in millions)	Fiscal 2015	Fiscal 2014	% Inc (Dec)
Global	$253.7	$279.5	(9)%
Foodservice	246.0	216.3	14%
Retail	47.6	49.8	(4)%
Other	20.6	18.4	12%

Total	$567.9	$564.0	1%

Global product contribution margin decreased $25.8 million, or 9%, in fiscal 2015 as compared to fiscal 2014. Benefits from net sales growth, discussed above, as well as lower commodity input costs, were more than offset by increased costs resulting from the West Coast port labor dispute. The West Coast port labor dispute was resolved toward the end of the third quarter of fiscal 2015. Cost of goods sold was $45.5 million, or 4%, higher in fiscal 2015 as compared to fiscal 2014 driven by an increase from higher volume and an increase in warehousing and transportation costs due to the West Coast port labor dispute more than offsetting lower commodity input costs.

Foodservice product contribution margin increased $29.7 million, or 14%, in fiscal 2015 as compared to fiscal 2014, due to net sales growth, discussed above, as well as lower commodity input costs and conversion costs due to increased production volume. Cost of goods sold was $36.9 million, or 6%, higher in fiscal 2015 as compared to fiscal 2014 driven by an increase from higher volume partially offset by a decrease due to lower commodity input and conversion costs.

Retail product contribution margin decreased $2.2 million, or 4%, in fiscal 2015 as compared to fiscal 2014. An overall increase in net sales growth, discussed above, as well as lower commodity input costs, were more than offset by increased advertising and promotion costs to support the business growth and increased transportation and warehousing costs resulting from the West Coast port labor dispute. Cost of goods sold was $23.7 million, or 9%, higher in fiscal 2015 as compared to fiscal 2014 driven by an increase from higher volume and an increase in cost resulting from increased transportation and warehousing costs from the West Coast port labor dispute more than offsetting lower commodity input costs.

Other product contribution margin increased $2.2 million, or 12%, in fiscal 2015 as compared to fiscal 2014. Results for fiscal 2015 primarily reflected increased volumes and operating efficiencies.

SG&A Expenses (Includes allocated general corporate expenses)

SG&A expenses totaled $205.9 million for fiscal 2015, a decrease of $16.1 million compared to fiscal 2014.

SG&A expenses for fiscal 2015 reflected the following:

•	charges of $78.9 million in connection with expense allocations from ConAgra,

•	advertising and promotion spending of $19.4 million, and

•	expenses of $0.7 million in connection with the SCAE Plan.

SG&A expenses for fiscal 2014 included:

•	charges of $68.3 million in connection with expense allocations from ConAgra,

•	advertising and promotion spending of $21.8 million,

•	a charge of $13.9 million in connection with the impairment of a small, previously idled production facility,

•	a charge of $8.9 million in connection with the impairment of certain assets received in connection with the bankruptcy of an onion products supplier,

•	a benefit of $5.1 million in connection with the sale of land received in connection with the bankruptcy of an onion products supplier, and

•	expenses of $2.1 million in connection with the SCAE Plan.

Interest Expense, Net

Net interest expense was $6.1 million and $5.3 million for fiscal 2015 and 2014, respectively.

Income Taxes

Lamb Weston’s income tax expense was $140.4 million and $117.7 million in fiscal 2015 and 2014, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income including equity method earnings) was 34% and 30% in fiscal 2015 and fiscal 2014, respectively. The fiscal 2014 effective tax rate included a benefit from a change in estimate related to tax methods used for certain international sales.

Equity Method Investment Earnings

Equity method investment earnings were $42.7 million and $29.6 million in fiscal 2015 and 2014, respectively. The equity method investment earnings are reported in the Other segment. The increase in fiscal 2015 compared to fiscal 2014 reflects higher profits for Lamb Weston Meijer. In fiscal 2014, earnings also reflected a $3.4 million charge relating to the year-end write-off of actuarial losses in excess of 10% of the pension liability for Lamb Weston Meijer.

Liquidity and Capital Resources

Sources of Liquidity and Capital

Lamb Weston’s liquidity needs are funded primarily by cash flows from its operations and, as needed, from the financial support of ConAgra.

Lamb Weston’s potato processing operations in China utilize a short-term credit facility of approximately $38.0 million to finance operating requirements for working capital. Borrowings under the facilities bear interest at 85% of the Peoples Bank of China rate (4.35% at May 29, 2016) and may be prepaid without penalty. ConAgra guarantees the full amount of the subsidiary’s obligations to the financial institution up to the maximum amount of the credit facility. At May 29, 2016, the total amount borrowed under the facility was approximately $23.9 million.

As of May 31, 2015, ConAgra held a LIBOR plus 2.00% promissory note from Lamb Weston BSW, LLC, which we refer to as Lamb Weston BSW, a consolidated variable interest entity of Lamb Weston, with a balance of $36.1 million. In addition, ConAgra provided lines of credit of up to $15.0 million to Lamb Weston BSW. During the third quarter of fiscal 2016, Lamb Weston BSW fully repaid the promissory note plus accrued interest and the promissory note and lines of credit were terminated. This repayment was partially funded with the issuance of a $30.0 million installment note with a financial institution. The note includes a $23.0 million fixed rate loan segment with interest at 4.34% and a $7.0 million variable rate loan segment with interest at LIBOR plus an applicable margin ranging from 1.90% to 2.30%, payable in semi-annual installments through fiscal 2032.

Lamb Weston BSW also issued a $10 million revolving note with interest at LIBOR plus an applicable margin ranging from 1.75% to 2.00%. There was $1.0 million outstanding under this revolving note at May 29, 2016.

In connection with these Lamb Weston BSW financings, Lamb Weston has entered into an agreement with the financial institution that provides that in the event that Lamb Weston BSW fails to comply with certain financial covenants or repayment terms, Lamb Weston is required to either make certain additional equity contributions to Lamb Weston BSW or to purchase the notes.

Lamb Weston does not maintain other significant separate financing sources with third parties. Historically, ConAgra has had adequate sources of liquidity to provide necessary financial support to Lamb Weston.

Upon completion of the spinoff, our capital structure and sources of liquidity will change significantly from our historical capital structure. Our businesses will no longer participate in cash management and funding arrangements with ConAgra. As part of the spinoff, we expect to incur approximately $2.34 billion of new debt, which we expect to consist of approximately $675 million aggregate principal amount of borrowings under a senior secured term loan and approximately $1.67 billion in aggregate principal amount of senior notes. We also expect that we will have a $500.0 million revolving credit facility that will be unfunded at the time of the spinoff.

We expect that all of our senior notes will be issued to ConAgra in connection with the spinoff and, accordingly, we will not receive any proceeds in connection with the issuance of such notes. It is anticipated that, in advance of the spinoff, certain investment banks will purchase certain of ConAgra’s senior notes in the open market and that, following such purchase, ConAgra will enter into a debt exchange agreement to effect a debt-for-debt exchange pursuant to which such investment banks will agree to exchange all of the ConAgra senior notes purchased for our senior notes issued to ConAgra at a specified exchange ratio. The terms of the debt exchange agreement would be determined in negotiations among ConAgra and the investment banks; however, there can be no assurance that the debt exchange agreement will be entered into or that the debt-for-debt exchange will occur.

Our internally generated cash flow will be used to invest in new product development, fund capital expenditures and fund working capital requirements. We expect our cash flows from operations to be adequate to support these requirements as well as service our future debt, pay expected future dividends, fund any share repurchases and fund future acquisitions, if any. Our ability to fund these capital needs will depend on our ongoing ability to generate cash from operations and to access our borrowing facilities and capital markets. We believe that our future cash from operations, together with our access to funds on hand, or available through borrowing facilities and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next twelve months.

Cash Flows

In fiscal 2016, Lamb Weston generated $382.3 million from operating activities, used $144.3 million for investing activities, used $232.8 million for financing activities, and had an increase of $0.6 million in cash and cash equivalents due to the effect of changes in foreign currency exchange rates.

Cash generated from operating activities totaled $382.3 million in fiscal 2016, as compared to $353.7 million generated in fiscal 2015 and $386.4 million generated in fiscal 2014. The increase for fiscal 2016 compared to fiscal 2015 is due in part to higher net income during fiscal 2016, as compared to fiscal 2015. Also, the increase in inventory balances during fiscal 2015 was greater than fiscal 2016, primarily due to lower volumes in international shipments due to the slowdown from the West Coast port labor dispute in fiscal 2015, as well as deflation in commodity inputs for fiscal 2016. The decrease for fiscal 2015 compared to fiscal 2014 is partially attributable to increases in inventory in fiscal 2015 resulting from lower volumes in international shipments due to the slowdown from the West Coast port labor dispute, expansion of potato manufacturing capacity in the United States and China, as well as larger potato harvests. Total dividends received from equity method investments in fiscal 2016, 2015, and 2014 were $37.9 million, $12.0 million, and $45.9 million, respectively.

Investing activities used $144.3 million in fiscal 2016 compared to $171.2 million in fiscal 2015, and $173.2 million in fiscal 2014. Investing activities in fiscal 2016 consisted primarily of capital expenditures of $152.3 million. Investing activities in fiscal 2015 consisted primarily of capital expenditures of $114.7 million and the acquisition of a potato manufacturer in China totaling $74.9 million. Changes in capital expenditures are due to the nature and timing of significant plant expansions and improvements from year to year, and fiscal 2017 capital expenditures are expected to be higher than recent trends. Shortly following the end of fiscal 2016, Lamb Weston announced its intention to invest approximately $200 million in a new French fry processing line in the company’s Richland, Washington facility. Although not fully committed at the end of fiscal 2016, a substantial majority of the capital required for this new project is expected to be incurred during fiscal 2017.

Cash used for financing activities was $232.8 million in fiscal 2016 compared to $177.7 million in fiscal 2015 and $199.6 million in fiscal 2014. Financing activities in fiscal 2016 included the issuance of long-term debt totaling $30.0 million and the repayment of long-term debt totaling $39.1 million. Cash used for financing activities include net cash outflows from Lamb Weston to ConAgra totaling $236.8 million, $150.7 million, and $189.1 million, for fiscal 2016, 2015, and 2014, respectively. Cash distributions paid to the noncontrolling interest of Lamb Weston BSW, LLC for fiscal 2016, 2015, and 2014 totaled $8.3 million, $11.3 million, and $6.9 million, respectively. For fiscal 2016, there were net issuances of short-term borrowings totaling $21.4 million and for fiscal 2015 there were net repayments of short-term borrowings totaling $12.6 million.

Lamb Weston had cash and cash equivalents of $36.4 million at May 29, 2016, $30.6 million at May 31, 2015, and $27.0 million at May 25, 2014, of which $33.6 million, $11.5 million, and $2.8 million, respectively, was held in foreign countries. Lamb Weston makes an assertion regarding the amount of earnings intended for permanent reinvestment outside the United States, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. No related tax liability has been accrued as of May 29, 2016. At May 29, 2016, management does not intend to permanently repatriate additional foreign cash. Any future decision to repatriate foreign cash could result in an adjustment to the deferred tax liability after considering available foreign tax credits and other tax attributes. It is not practicable to determine the amount of any such deferred tax liability at this time.

Off-Balance Sheet Arrangements

Lamb Weston uses off-balance sheet arrangements (e.g., leases accounted for as operating leases) where sound business principles warrant their use. Lamb Weston may also periodically enter into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in “Obligations and Commitments,” below.

Variable Interest Entities Not Consolidated

Lamb Weston has variable interests in certain entities that Lamb Weston has determined to be variable interest entities, but for which Lamb Weston is not the primary beneficiary. Lamb Weston does not consolidate the financial statements of these entities.

Lamb Weston holds a 50% interest in Lamb Weston RDO, a potato processing venture. Lamb Weston provides all sales and marketing services to Lamb Weston RDO. Lamb Weston receives a fee for these services based on a percentage of the net sales of the venture. Lamb Weston reflects the value of Lamb Weston’s ownership interest in this venture in other assets in Lamb Weston’s Combined Balance Sheets, based upon the equity method of accounting. The balance of our investment was $16.9 million and $14.6 million at May 29, 2016 and May 31, 2015, respectively, representing Lamb Weston’s maximum exposure to loss as a result of Lamb Weston’s involvement with this venture. The capital structure of Lamb Weston RDO includes owners’ equity of $33.9 million and term borrowings from banks of $41.1 million as of May 29, 2016. Lamb Weston has determined that Lamb Weston does not have the power to direct the activities that most significantly impact the economic performance of this venture.

Obligations and Commitments

As part of Lamb Weston’s ongoing operations, it enters into arrangements that obligate it to make future payments under contracts such as lease agreements, debt agreements, potato supply agreements, and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). The unconditional purchase obligation arrangements are entered into in the normal course of business in order to ensure adequate levels of sourced product are available. Of these items, debt, notes payable, and capital lease obligations which totaled $143.0 million at May 29, 2016, were recognized as liabilities in Lamb Weston’s combined balance sheets. Operating lease obligations and unconditional purchase obligations, which totaled $505.9 million as of May 29, 2016, were not recognized as liabilities in Lamb Weston’s combined balance sheets, in accordance with generally accepted accounting principles.

A summary of Lamb Weston’s contractual obligations as of May 29, 2016 was as follows.

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt	$109.8	$12.1	$6.1	$6.9	$84.7
Capital lease obligations	8.3	1.4	1.9	0.6	4.4
Operating lease obligations	61.8	18.2	19.0	9.5	15.1
Purchase obligations[1]	444.1	95.5	57.9	36.3	254.4
Notes payable	24.9	24.9	—	—	—

Total	$648.9	$152.1	$84.9	$53.3	$358.6

1	Amount includes open purchase orders and agreements, some of which are not legally binding and/or may be cancellable. Such agreements are generally settleable in the ordinary course of business in less than one year. Excludes purchase commitments under potato supply agreements due to uncertainty of pricing and quantity. Potato supply agreements have maximum contracted pricing with deductions for certain quality attributes, and quantities purchased are determined by the yields produced on contracted acres. Total purchases under potato supply agreements were $571.0 million, $581.0 million and $541.9 million for fiscal 2016, 2015 and 2014, respectively.

Lamb Weston is also contractually obligated to pay interest on its long-term debt. The weighted average coupon interest rate of the long-term debt obligations outstanding as of May 29, 2016 was approximately 4.5%.

Lamb Weston holds a 49.99% interest in Lamb Weston BSW, a potato processing venture with Ochoa Ag Unlimited Foods, Inc., which we refer to as Ochoa. Lamb Weston provides all sales and marketing services to Lamb Weston BSW. Under certain circumstances, Lamb Weston could be required to compensate Ochoa for lost profits resulting from significant production shortfalls. Commencing on June 1, 2018, or on an earlier date under certain circumstances, Lamb Weston has a contractual right to purchase the remaining equity interest in Lamb Weston BSW from Ochoa, which we refer to as the call option. Lamb Weston is currently subject to a contractual obligation to purchase all of Ochoa’s equity investment in Lamb Weston BSW at the option of Ochoa, which we refer to as the put option. The purchase prices under the call option and the put option, which we refer to as the options, are based on the book value of Ochoa’s equity interest at the date of exercise, as modified by an agreed-upon rate of return for the holding period of the investment balance. The agreed-upon rate of return varies depending on the circumstances under which any of the options are exercised. As of May 29, 2016, the price at which Ochoa had the right to put its equity interest to Lamb Weston was $47.4 million. This amount, which is presented within other noncurrent liabilities in Lamb Weston’s combined balance sheets, is not included in the “Contractual Obligations” table above as the payment is contingent upon the exercise of the put option by Ochoa, and the eventual occurrence and timing of such exercise is uncertain. During the third quarter of fiscal 2016, Lamb Weston BSW issued a $30.0 million promissory note to a financial institution. The note includes a $23.0 million fixed rate loan segment with interest at 4.34% and a $7.0 million variable rate loan segment with interest at LIBOR plus an applicable margin ranging from 1.90% to 2.30%, payable in semi-annual installments through fiscal 2032. Lamb Weston BSW also issued a $10.0 million revolving note with interest at LIBOR plus an applicable margin ranging from 1.75% to 2.00%. There was $1.0 million outstanding under this revolving note at May 29, 2016.

In connection with these Lamb Weston BSW financings, Lamb Weston has entered into an agreement with the financial institution that provides that in the event that Lamb Weston BSW fails to comply with certain financial covenants or repayment terms, Lamb Weston is required to either make certain additional equity contributions to Lamb Weston BSW or to purchase the notes.

As part of Lamb Weston’s ongoing operations, Lamb Weston also enters into arrangements that obligate it to make future cash payments only upon the occurrence of a future event (e.g., guarantees of debt or lease payments of a third party should the third party be unable to perform). In accordance with generally accepted accounting principles, the following commercial commitments are not recognized as liabilities in Lamb Weston’s combined balance sheets. A summary of Lamb Weston’s commitments, including commitments associated with equity method investments, as of May 29, 2016 was as follows:

	Amount of Commitment Expiration Per Period (in millions)
Other Commercial Commitments	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Guarantees	$67.2	$43.2	$5.4	$8.4	$10.2

Lamb Weston is a party to various potato supply agreements. Under the terms of certain such potato supply agreements, Lamb Weston has guaranteed repayment of short-term bank loans of the potato suppliers, under certain conditions. At May 29, 2016, the amount of supplier loans Lamb Weston has effectively guaranteed was $40.5 million, included in the table above. Lamb Weston has not established a liability for these guarantees, as Lamb Weston has determined that the likelihood of its required performance under the guarantees is remote.

Lamb Weston holds a 50% interest in Lamb Weston Meijer, a Netherlands joint venture, headquartered in the Netherlands, that manufactures and sells frozen potato products principally in Europe. Lamb Weston and its partner are jointly and severally liable for all legal liabilities of Lamb Weston Meijer. As of May 29, 2016 and May 31, 2015, the total liabilities of Lamb Weston Meijer were $203.7 million and $129.1 million, respectively. Lamb Weston Meijer is well capitalized, with partners’ equity of $284.5 million and $255.9 million as of May 29, 2016 and May 31, 2015, respectively. Lamb Weston has not established a liability on its balance sheets for the obligations of Lamb Weston Meijer, as Lamb Weston has determined the likelihood of any required payment to settle such liabilities of Lamb Weston Meijer is remote.

The obligations and commitments tables above do not include any reserves for uncertainties in income taxes, as Lamb Weston is unable to reasonably estimate the ultimate amount or timing of settlement of its reserves for income taxes. The liability for gross unrecognized tax benefits at May 29, 2016 was $3.8 million. The net amount of unrecognized tax benefits at May 29, 2016, that, if recognized, would impact Lamb Weston’s effective tax rate was $2.4 million. Recognition of these tax benefits would have a favorable impact on its effective tax rate.

Critical Accounting Estimates

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on Lamb Weston’s historical experiences combined with management’s understanding of current facts and circumstances. Certain of Lamb Weston’s accounting estimates are considered critical as they are both important to the portrayal of its financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting estimates considered critical by management.

Income Taxes

Lamb Weston’s income tax expense is based on Lamb Weston’s income, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is often required in determining income tax expense and in evaluating its tax positions, including evaluating uncertainties. Lamb Weston reviews tax positions at least quarterly and adjusts the balances as new information becomes available. While the level of uncertain tax positions identified by management is currently not significant, the extent of such exposures could change in the future as the business grows and expands in new or existing tax jurisdictions. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the tax bases of assets and liabilities and their carrying amounts in Lamb Weston’s balance sheets, as well as from net operating loss and tax credit carryforwards. Lamb Weston evaluates the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These estimates of future taxable income inherently require significant judgment. Lamb Weston uses historical experience and short and long-range business forecasts to develop such estimates. Further, Lamb Weston employs various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. To the extent management does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. As of May 29, 2016, undistributed earnings of Lamb Weston’s foreign subsidiaries amounted to approximately $99.0 million. These earnings are considered to be indefinitely reinvested and, accordingly, no U.S. Federal income taxes have been provided thereon. Lamb Weston has not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and companies that Lamb Weston considers to be reinvested indefinitely. It is not practicable to estimate the amount of U.S. income taxes that would be incurred in the event that Lamb Weston were to repatriate the cumulative earnings of non-U.S. affiliates and associated companies. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when Lamb Weston determines that such earnings are no longer indefinitely reinvested. While Lamb Weston has historically been very profitable and has had access to the capital through its parent, as a separate public company those considerations may change over time which could impact these assessments and related accounting considerations.

Further information on income taxes is provided in Note 11 “Pre-tax Income and Income Taxes” to the combined financial statements.

Employment-Related Benefits

ConAgra offers plans that are shared amongst its businesses, including Lamb Weston. In these cases, the participation of employees in these plans is reflected in the combined financial statements as though Lamb Weston participates in a multiemployer plan with ConAgra, its parent company. The pension service cost of Lamb Weston employees are included within selling, general and administrative expenses or cost of goods sold, depending upon the role of the applicable employee, in a manner similar to the manner in which such expenses would be recognized under a multiemployer pension plan. The portion of pension expense comprised of expected return on plan assets, interest cost, amortization of prior service cost, and amortization of actuarial gains and/or losses applicable to company employees is included in the indirect pool of selling, general and administrative costs of the parent company, which were allocated to the company based on the methodology described in Cost Allocations, below.

One significant assumption for pension plan accounting is the discount rate. Historically, the parent of the company has selected a discount rate each year (as of its fiscal year-end measurement date) for its plans based upon a high-quality corporate bond yield curve for which the cash flows from coupons and maturities match the year-by-year projected benefit cash flows for its pension plans. The corporate bond yield curve is comprised of high-quality fixed income debt instruments (usually Moody’s Aa) available at the measurement date. At May 29, 2016, the parent company changed to use a spot-rate approach. This alternative approach focuses on measuring the service cost and interest cost components of net periodic benefit cost by using individual spot rates derived from a high-quality corporate bond yield curve and matched with separate cash flows for each future year instead of a single weighted-average discount rate approach.

Based on this information, the discount rate selected for determination of pension expense was 4.10% for fiscal 2016, 4.15% for fiscal 2015 and 4.05% for fiscal 2014.

The service cost included in the results of operations for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014 was $14.2 million, $13.1 million and $12.2 million, respectively. A 25 basis point decrease in our discount rate assumption for fiscal 2016 would increase service cost by $0.8 million. A 25 basis point increase in our discount rate assumption for fiscal 2016 would decrease service cost by $0.8 million.

Assets and liabilities of such plans are retained by ConAgra. Further information on the ConAgra plans is discussed in ConAgra’s Annual Report on Form 10-K for the year ended May 29, 2016.

Impairment of Long-Lived Assets (including property, plant and equipment), Identifiable Intangible Assets, and Goodwill

Lamb Weston reduces the carrying amounts of long-lived assets (including property, plant and equipment) to their fair values when their carrying amount is determined to not be recoverable. Lamb Weston generally compares undiscounted estimated future cash flows of an asset or asset group to the carrying values of the asset or asset group. If the undiscounted estimated future cash flows exceed the carrying values of the asset or asset group, no impairment is recognized. If the undiscounted estimated future cash flows are less than the carrying values of the asset or asset group, Lamb Weston writes-down the asset or assets to their estimated fair values. The estimates of fair value are generally in the form of appraisal, or by discounting estimated future cash flows of the asset or asset group.

Determining the useful lives of intangible assets also requires management judgment. Certain brand intangibles are expected to have indefinite lives based on their history and Lamb Weston’s plans to continue to support and build the acquired brands, while other acquired intangible assets (e.g., customer relationships) are expected to have determinable useful lives. Lamb Weston’s estimates of the useful lives of definite-lived intangible assets are primarily based upon historical experience, the competitive and macroeconomic environment, and its operating plans. The costs of definite-lived intangibles are amortized to expense over their estimated life.

Lamb Weston reduces the carrying amounts of indefinite-lived intangible assets, and goodwill to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires Lamb Weston to estimate the future cash flows anticipated to be generated by the particular asset being tested for impairment as well as to select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, Lamb Weston considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by management in such areas as future economic conditions, industry-specific conditions, product pricing, and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets and identifiable intangible assets.

In assessing other intangible assets not subject to amortization for impairment, Lamb Weston has the option to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of such an intangible asset is less than its carrying amount. If Lamb Weston determines that it is not more likely than not that the fair value of such an intangible asset is less than its carrying amount, then Lamb Weston is not required to perform any additional tests for assessing intangible assets for impairment. However, if Lamb Weston concludes otherwise or elects not to perform the qualitative assessment, then Lamb Weston is required to perform a quantitative impairment test that involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

If Lamb Weston performs a quantitative impairment test in evaluating impairment of its indefinite lived brands/trademarks, Lamb Weston utilizes a “relief from royalty” methodology. The methodology determines the fair value of each brand through use of a discounted cash flow model that incorporates an estimated “royalty rate” Lamb Weston would be able to charge a third party for the use of the particular brand. When determining the future cash flow estimates, Lamb Weston must estimate future net sales and a fair market royalty rate for each applicable brand and an appropriate discount rate to measure the present value of the anticipated cash flows. Estimating future net sales requires significant judgment by management in such areas as future economic conditions, product pricing, and consumer trends. In determining an appropriate discount rate to apply to the estimated future cash flows, Lamb Weston considers the current interest rate environment and its estimated cost of capital.

In fiscal 2016, 2015 and 2014, Lamb Weston elected to perform a quantitative impairment test for indefinite lived intangibles. There were no impairment charges recognized in fiscal 2016, 2015 and 2014.

Goodwill is tested annually for impairment of value and whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

In testing goodwill for impairment, Lamb Weston has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If Lamb Weston elects to perform a qualitative assessment and determines that an impairment is more likely than not, it is then required to perform a quantitative impairment test, otherwise no further analysis is required. Lamb Weston also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

Under the goodwill qualitative assessment, various events and circumstances that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital between the current and prior years for each reporting unit.

Under the two-step quantitative impairment test, the first step of the evaluation involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Fair value is typically estimated using a discounted cash flow analysis, which requires Lamb Weston to estimate the future cash flows anticipated to be generated by the reporting unit being tested for impairment as well as to select a risk-adjusted discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, Lamb Weston considers historical results adjusted to reflect current and anticipated operating conditions. Lamb Weston estimates cash flows for the reporting unit over a discrete period (typically four or five years) and the terminal period (considering expected long term growth rates and trends). Estimating future cash flows requires significant judgment by management in such areas as future economic conditions, industry-specific conditions, product pricing, and necessary capital expenditures. The use of different assumptions or estimates for future cash flows or significant changes in risk-adjusted discounts rates due to changes in market conditions could produce substantially different estimates of the fair value of the reporting unit.

If the fair value of a reporting unit determined in the first step of the evaluation is lower than its carrying value, Lamb Weston proceeds to the second step, which compares the carrying value of goodwill to its implied fair value. In estimating the implied fair value of goodwill for a reporting unit, Lamb Weston must assign the fair value of the reporting unit (as determined in the first step) to the assets and liabilities associated with the reporting unit as if the reporting unit had been acquired in a business combination (i.e., Lamb Weston estimates the fair value of each asset and liability held in the reporting unit). The various assets and liabilities within the reporting unit are generally not adjusted to their new, estimated fair values (unless impairments of any individual assets are indicated). The implied goodwill is equal to the residual of the estimated fair value of the reporting unit over the estimated fair values of each identifiable asset and liability within the reporting unit. Any excess of the carrying value of goodwill of the reporting unit over its implied fair value is recorded as impairment. There were no impairment charges recognized in fiscal 2016, 2015 and 2014, and as of the most recent assessment, the estimated fair values of each of the reporting units significantly exceeds its carrying value.

Cost Allocations

ConAgra provides a variety of services to Lamb Weston, such as treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. To the extent that costs were not directly attributable to Lamb Weston (direct costs primarily include restructuring charges and employee benefits for Lamb Weston personnel which include certain stock-based compensation, the service cost component of pension and postretirement benefits, healthcare and workers’ compensation), ConAgra allocates certain selling, general and administrative costs to Lamb Weston based on specific metrics correlated with the cost of these services (e.g., employee headcount, net sales, square footage of office space, etc.).

The above allocations were consistent with historical allocations for Lamb Weston; however, ConAgra does not historically allocate certain other corporate costs to its various segments. For any remaining indirect corporate costs which support Lamb Weston, Lamb Weston has been allocated additional selling, general and administrative costs using an equal weighting between the Lamb Weston product contribution margin (net sales less cost of goods sold and advertising and promotion expenses) and Lamb Weston total assets relative to consolidated ConAgra product contribution margin and total assets.

Although it is not practicable to estimate what such costs would have been if Lamb Weston had operated as a separate entity, Lamb Weston considers such allocations to have been made on a reasonable basis. Further information on income taxes is provided in Note 2 “Transactions with Affiliated Companies” to the combined financial statements.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. On July 9, 2015, the FASB deferred the effective date of the new revenue recognition standard by one year. Based on the FASB’s ASU, Lamb Weston will apply the new revenue standard in its fiscal year 2019. Early adoption in fiscal year 2018 is permitted. Lamb Weston is evaluating the effect that ASU 2014-09 will have on its combined financial statements and related disclosures. The standard permits the use of either the retrospective or cumulative effect transition method.

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. Lamb Weston does not expect this ASU to have a material impact to its combined financial statements. The standard is to be applied prospectively.

In February 2016, the FASB issued its final lease accounting standard, FASB Accounting Standard Codification, or ASC, Topic 842, Leases, which requires lessees to reflect most leases on their balance sheet as assets and obligations. The effective date for the standard is for fiscal years beginning after December 15, 2018. Early adoption is permitted. Lamb Weston is evaluating the effect that ASC 842 will have on its consolidated financial statements and related disclosures. The standard is to be applied under the modified retrospective method, with elective reliefs, which requires application of the new guidance for all periods presented.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies the accounting for income taxes, among other changes, related to stock-based compensation. Lamb Weston plans to early adopt ASU 2016-09 in the first quarter of 2017 with an effective date of May 30, 2016. Lamb Weston is evaluating the effect that ASU 2016-09 will have on its combined financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Following the spinoff, the risks related to our business will also include certain market risks that may affect our debt and other financial instruments. In particular, we will face the market risks associated with interest rate movements on our variable rate debt. Following the spinoff, we will be highly leveraged. We expect to incur approximately $2.34 billion of long-term debt in connection with the spinoff. Approximately $675.0 million of this debt is expected to bear interest at a variable rate, and we will consider entering into a fixed-to-floating interest rate swap with respect to some, or all, of our $1.67 billion principal amount of senior notes. Additionally, we also expect that we will have a $500.0 million revolving credit facility that will bear interest at variable rates, although we believe that it will be unfunded at the time of the spinoff. Accordingly, a substantial portion of our long-term debt could be subject to an element of market risk from changes in interest rates. We expect to regularly assess market risks and to establish policies and business practices to protect against the adverse effects of these exposures.

BUSINESS

Lamb Weston

Lamb Weston, along with its joint venture partners, is a leading global producer, provider, and marketer of value-added frozen potato products. We, along with our joint venture partners, are the number one supplier of value-added frozen potato products in North America—the largest market for frozen potato products in the world. We, along with our joint venture partners, are also a leading supplier of value-added frozen potato products globally, with a growing presence in high-growth emerging markets. We, along with our joint venture partners, offer a broad product portfolio to a diverse channel and customer base in over 100 countries. French fries represent the majority of our value-added frozen potato product portfolio.

The highly-experienced Lamb Weston team has deep expertise in processing potatoes into value-added products and delivering innovative customer solutions. As an independent public company, we will continue to focus on driving sustainable, profitable growth by offering innovative products and customer-centric solutions that leverage our advantaged manufacturing and processing footprint, while also maintaining a balanced capital allocation strategy.

In fiscal 2016, our net sales totaled $3.0 billion, our net income attributable to Lamb Weston totaled $285.3 million, our Adjusted EBITDA totaled $593.4 million and we generated operating cash flows of $382.3 million. For a reconciliation of Adjusted EBITDA to its most directly comparable financial measure under U.S. GAAP and the reasons why we believe the presentation of Adjusted EBITDA is useful to investors, see “Selected Historical Condensed Combined Financial Data.”

Key Business Strengths

We believe the frozen potato category is highly attractive, and we have several business strategies that differentiate us from our competitors and contribute to our ongoing success:

We, along with our joint venture partners, are a leader in the growing global value-added frozen potato category, which we believe enjoys favorable domestic and international business dynamics

The frozen potato category is attractive domestically, with significant scale and strong growth opportunities. According to the USDA Economic Research Service, as of 2014, more than 50% of domestic food spending occurred away-from-home. At the same time, French fries are widely available on restaurant menus, with approximately 60% of restaurants in the United States featuring French fries. The United States represents the largest portion of global frozen potato volume, accounting for approximately 34% of global volume in 2015.

Internationally, the opportunity to expand consumption of frozen potato products is significant. According to Euromonitor, by 2020, the frozen processed potato category is forecasted to grow by 2.7 billion pounds, representing a 2% CAGR, overall. Global unit expansion by quick service restaurants coupled with increasing per-capita consumption of value-added potatoes contribute to the growth opportunity in our product categories. Industry-wide, the export volume of frozen potato products to South America, Russia, the Middle East and China has grown at high single or double digits in recent years.

As the number one producer in North America and with a strong and growing international presence, we believe we are uniquely positioned to capture category growth.

As one of the few industry participants with national and global reach and capabilities, we believe Lamb Weston is uniquely positioned to capitalize on the attractive growth prospects of the frozen potato category. Based on our estimates, Lamb Weston, along with its joint venture partners, is the North American frozen potato category leader by volume, providing a diverse portfolio of value-added frozen potato products. Outside of the United States, we, along with our joint venture partners, are the second largest supplier of frozen potato products, by volume, with a presence across over 100 countries and a growing position in high-growth emerging markets.

We intend to use a strong pipeline of strategic initiatives and strong customer relationships, combined with our acquisition and alliance expertise, to maintain our share leadership in North America, and capture increasing share in the highest-growth international markets. For example, we recently acquired a factory in Shangdu, Inner Mongolia, China, creating a platform that provides in-country production to further service the growing Asia market. In addition, we recently announced our participation in a joint venture in Russia, where frozen potato product volumes have grown at a high compounded rate in recent years.

We believe we have strong, long-standing and collaborative customer relationships.

We believe we benefit from strong relationships with a diverse set of customers. We sell our products across a variety of food channels, and have deep and long-tenured relationships with leading quick service and fast casual restaurants, global foodservice distributors and large grocery retailers. We believe we have developed customer intimacy with our key accounts over time through a focus on world-class customer service and customer-focused innovation. We have also made investments in developing cutting-edge research and innovation capabilities that enable customer-focused solutions. We recently opened what we believe to be a state-of-the-art global research and innovation center in Richland, Washington to enhance these efforts.

We believe our integrated value delivery system provides scale and cost advantages.

Over our 50-year history as a potato processor, we have built an integrated value delivery system that we believe provides us scale and cost advantages. First, we have positioned Lamb Weston to have access to high-quality potatoes on an annual basis. We have built long-term relationships with potato growers, developed deep agronomic expertise and, to a modest extent, vertically integrated our operations. Second, we have developed highly-efficient processing capabilities. Our potato processing facilities are located in regions that together account for approximately 90% of global potato production. This sourcing and production footprint provides access to cost-advantaged potatoes and an export-cost advantage to key international markets. In addition, we have continued to invest in our facilities. From fiscal 2014 to 2016, we completed significant strategic capital investments for capacity expansion that we believe position Lamb Weston to capture both North American and international growth opportunities.

Our experienced management team has a proven track record of consistently delivering strong free cash flow conversion.

We believe we have a deep bench of talented management, and have developed an organizational culture that values and has delivered a continuous improvement mindset. As a result, we have a successful track record of delivering top-line growth and attractive margins. In fiscal years 2016, 2015 and 2014, we delivered net sales, net income attributable to Lamb Weston and Adjusted EBITDA as follows:

($ in millions)	Net Sales	Net Income Attributable to Lamb Weston	Adjusted EBITDA
2016	$2,993.8	$285.3	$593.4
2015	$2,925.0	$268.3	$526.1
2014	$2,815.2	$260.9	$502.5

Our management team expects to continue to deliver topline growth and pursue margin expansion through cost reduction initiatives and productivity improvements. Upon our separation from ConAgra, we believe we will be able to generate attractive long-term stockholder value by utilizing cash flow generation to support our growth initiatives, reduce indebtedness, and return capital to stockholders.

Key Business Strategies

We are pursuing the following strategies to achieve sustainable, profitable growth:

Expand our market-leading position in value-added frozen potato products in North America.

We are focused on expanding and enhancing our relationships with our diverse North American customer base, in the restaurant, distributor/operator and retail channels. We intend to continue our focus on customer intimacy through research, innovation and service initiatives. We also expect to continue to invest in our advantaged sourcing, production and supply chain footprint.

Further optimize our global footprint and capabilities to capture emerging-market growth.

To capture the meaningful opportunities in the frozen potato category abroad, we plan to continue to invest in our growing export business. We also expect to augment our domestic sourcing and processing capacity in targeted international markets through a disciplined approach of acquisitions, joint ventures, and alliances. We also intend to enhance our international customer relationships through the continued development of value-added, market-appropriate solutions and products.

Domestically and abroad, drive growth through our customer partnerships.

We anticipate building on our 50-year history of partnerships with customers to support their North American and international growth plans. Customer-focused innovation will help us to develop new forms of premium, value-added potato products, expand menu offerings and occasions, and enhance preparation processes, taste and quality. We also expect to continue to distinguish Lamb Weston from the competition with superior end-to-end customer service.

Relentlessly pursue effectiveness and efficiency along our integrated value delivery system.

We expect to enhance the quality and yield of our potato inputs, and optimize our overall input costs, by maintaining an advantaged sourcing strategy and manufacturing footprint, and continuously improving our manufacturing efficiency. We will continue to optimize total delivered costs utilizing our global supply chain network.

Create value for stockholders through growth and balanced capital allocation.

Following the spinoff, we believe that our growth profile and strong free cash flow generation will enable us to deliver attractive long-term stockholder value and pursue a balanced approach to capital allocation. We intend to drive growth while also strengthening our balance sheet through debt reduction and returning capital to stockholders.

Industry Segments and Geographical Financial Information

We report our operations in four reporting segments: Global, Foodservice, Retail and Other. The contributions of each reporting segment to net sales, operating profit and identifiable assets, as well as information regarding international operations, are set forth in Note 19 “Business Segments and Related Information” to the combined financial statements.

Global

Our Global reporting segment, representing approximately $1.55 billion of fiscal 2016 net sales, includes frozen potatoes, frozen sweet potatoes, and frozen appetizers sold to restaurants, distributors, industrial manufacturers, retailers and cash and carry operators. Products are sold under the Lamb Weston® brand, as well as many customer labels. We serve the top 100 restaurant chain customers in North America (approximately 60% of our net sales) as well as global chains, distributors and independent operators across Latin America, Asia Pacific and the Middle East (approximately 40% of our net sales), utilizing our North American, European and Chinese sourcing bases in order to do so. The segment’s largest customer, McDonald’s Corporation and its affiliates, accounted for approximately 11%, 11% and 13% of Lamb Weston’s combined net sales for fiscal 2016, 2015 and 2014, respectively. The Global sales function is performed primarily by a direct sales force, and brought to market by strategic importer/distributor relationships. There is a high degree of annual contracting activity in the segment, with some contracts driven by multi-year agreements.

Foodservice

Our Foodservice reporting segment accounted for approximately $946 million of fiscal 2016 net sales and principally includes frozen potato products sold primarily to regional chain and independent restaurants, as well as food service distributors in the United States and Canada. Sales to these customers account for the vast majority of this segment’s sales. The ultimate purchasers of our products (i.e., customers of the broad line foodservice customers), include businesses, primary, secondary and post-secondary educational institutions, independent restaurants, regional chain restaurants, and convenience stores. The primary products for this reporting segment are frozen potatoes and frozen sweet potatoes. The segment’s results also include sales of frozen appetizer items. Products are sold under the Lamb Weston brand, as well as customer labels.

Retail

Our Retail reporting segment accounted for approximately $372 million of fiscal 2016 net sales and principally includes private label and licensed branded frozen potato products and other frozen prepared products, sold primarily to retail customers in the United States. The segment’s products are sold in the freezer section, and are also found in the prepared foods (i.e., Deli) section of many retailers. The segment’s product portfolio includes consumer facing frozen specialty potato and frozen sweet potato items that are sold under the retailer’s own brands and licensed equities such as Alexia®, the leading natural and organic frozen potato brand, which is licensed from ConAgra, and the brand names of major North American restaurant chains.

Other

The Other segment accounted for approximately $126 million of fiscal 2016 net sales and primarily includes equity earnings from our joint ventures with Lamb Weston Meijer and Lamb Weston RDO. The segment also includes the results of operations from Lamb Weston’s frozen vegetable and dairy businesses.

Acquisitions

In July 2014, we acquired TaiMei Potato Industry Limited, a potato processor in China. The purchase included property and equipment associated with making frozen potato products. This business is included in the Global reporting segment.

General

The following comments pertain to all of our reporting segments.

Competition

We experience intense competition for sales of our products. In foodservice channels, we compete with other providers of value-added frozen potato products and customized food items. In retail channels, our products compete with widely advertised, well-known, branded food, as well as private labeled items. Significant competitors include the J.R. Simplot Company, McCain Foods, Cavendish Farms, and The Kraft Heinz Company. Some of our competitors are larger and have greater resources than we have. We compete primarily on the basis of quality, price, value and customer service, innovation, brand recognition and brand loyalty.

We bill customers in U.S. dollars and, as a result, currency exchange rates may impact our competitive position with respect to international sales.

Backlog

We manufacture primarily to fill customer orders from finished goods inventories. While at any given time there may be some backlog of orders due to the seasonal nature of our manufacturing and inventory, such backlog is not material in respect to annual net sales, and the changes of backlog orders from time to time are not significant.

Raw Materials

Our primary raw materials are potatoes, edible oils, energy and packaging. We source the majority of our raw potatoes under both strategic, long-term grower relationships and shorter-term annual contracts. In the United States, most of the potato crop used in value-added products is grown in Idaho, Oregon and Washington. European growing regions for the necessary potatoes are concentrated in the Netherlands, Belgium, Germany, France and the United Kingdom. We believe that the grower network to which we have access provides a sufficient source of raw potato inputs year-to-year. We source edible oils through strategic relationships with key suppliers and we source energy and packaging materials through multiple suppliers under a variety of agreement types.

The prices paid for these raw materials, as well as other raw materials used in making our products, generally reflect factors such as weather, commodity market fluctuations, currency fluctuations, tariffs and the effects of governmental agricultural programs. Although the prices of raw materials can be expected to fluctuate as a result of these factors, we believe such raw materials to be in adequate supply.

From time to time, we have faced increased costs for our significant raw materials, packaging and energy inputs. We seek to mitigate higher input costs through hedging activities where an active market for an input exists, as well as through our productivity and pricing initiatives.

Research and Development

We leverage our research and development resources for both growth and efficiency initiatives. We drive growth through innovation by creating new products, enhancing the quality of existing products, and participating in joint menu planning exercises with foodservice customers. We also emphasize sustainability in our research and development activities, and continue to drive processing innovations aimed at reducing waste and water usage. Research and development expense was $6.7 million, $7.2 million and $7.6 million in fiscal 2016, 2015 and 2014, respectively.

Environmental and Regulatory Matters

Many of our facilities and the products we make are subject to various laws and regulations administered by the USDA, the FDA, the U.S. Occupational Safety and Health Administration and other federal, state, local and foreign governmental agencies relating to the food safety and quality, sanitation, safety and health matters, and environmental control. We believe that we comply with such laws and regulations in all material respects, and that continued compliance with such regulations will not have a material adverse effect upon our capital expenditures, earnings, or competitive position.

Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our combined financial position, results of operations or cash flows.

Patents, Trademarks and Licenses

Our trademarks are of material importance to our business and are protected by registration or other means in the United States and most other geographic markets where the related food items are sold. Some of our food items are sold under brands, including the Alexia brand, that are licensed from others. We also actively develop and maintain a portfolio of patents, although no single patent is considered material to the business as a whole. We have proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Trademark License Agreement.”

Employment

At May 29, 2016, Lamb Weston and its subsidiaries had approximately 6,400 employees, with approximately 5,700 based in the United States. Approximately 34% of our employees are parties to collective bargaining agreements. Of the employees subject to collective bargaining agreements, approximately 42% are parties to collective bargaining agreements scheduled to expire during fiscal 2017. We believe our relationships with employees and their representative organizations are good.

Properties

We are headquartered in Boise, Idaho and have an additional office location in Kennewick, Washington. We also maintain a research and development facility in Richland, Washington.

The manufacturing assets of Lamb Weston are shared across all reporting segments. Output from these facilities used by each reporting segment can change from fiscal year to fiscal year. Therefore, it is impracticable to allocate those assets to the reporting segments, as well as disclose total assets by segment. We or our joint ventures own or lease potato processing facilities in the following locations: American Falls, Idaho; Twin Falls, Idaho; Delhi, Louisiana; Hermiston, Oregon; Boardman, Oregon; Connell, Washington; Richland, Washington; Paterson, Washington; Pasco, Washington; Warden, Washington; Quincy, Washington; Park Rapids, Minnesota; Taber, Alberta, Canada; Wisbech, United Kingdom; Kruiningen, the Netherlands; Oosterbierum, the Netherlands; Bergen op Zoom, the Netherlands; Hollabrunn, Austria; and Shangdu, Inner Mongolia, China.

In addition to these processing facilities, we and our joint ventures own or lease warehouses and distribution facilities in China, Holland, Canada, and the United States. We also own and lease over 20,000 acres of farmland in eastern Washington. We use this farm as a source of raw materials, to better understand the costs of growing potatoes and to deploy agronomic research.

Our facilities vary in age and condition, and each of them has an active maintenance program to ensure a safe operating environment and to keep the facilities in good condition. All our buildings are in satisfactory operating condition to conduct our business as intended.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We expect that our Audit Committee will adopt a written policy regarding the review, approval and ratification of related-party transactions. Under the policy, all related-party transactions must be pre-approved by the Audit Committee unless circumstances make pre-approval impracticable. In the latter case, management will be allowed to enter into the transaction, but the transaction remains subject to ratification by the Audit Committee at its next regular, in-person meeting. In determining whether to approve or ratify a related-party transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the transaction is fair and reasonable to us and the extent of the related-party’s interest in the transaction. No director is permitted to participate in any approval of a related-party transaction in which he or she is involved. On at least an annual basis, the Audit Committee will review and assess ongoing related-party transactions to determine whether the relationships remain appropriate. All related-party transactions will be disclosed to the full Board.

RELATIONSHIP WITH CONAGRA AFTER THE SPINOFF

Historical Relationship with ConAgra

We are currently a wholly owned subsidiary of ConAgra. We were incorporated in Delaware on July 5, 2016. In conjunction with the spinoff, ConAgra will transfer to us all the assets and generally all the liabilities relating to ConAgra’s frozen potato products business, which ConAgra intends to separate from its other operations. As a result of the historical relationship between us and ConAgra, in the ordinary course of our business, we and our subsidiaries have received various services provided by ConAgra and some of its other subsidiaries, including treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. Our audited combined financial statements include allocations by ConAgra of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and ConAgra consider to provide a reasonable reflection of the use of those services.

ConAgra’s Distribution of Our Shares

ConAgra will be our sole stockholder until completion of the spinoff. In the spinoff, ConAgra is distributing its entire equity interest in us to its stockholders as described in more detail in the section entitled “The Spinoff.” The spinoff will be subject to a number of conditions, some of which are more fully described above under “The Spinoff—Spinoff Conditions and Termination.”

Agreements Between ConAgra and Us

In the discussion that immediately follows, we have summarized the terms of material agreements that we intend to enter into with ConAgra in connection with the spinoff and to govern our ongoing relationship with ConAgra following the spinoff. The summaries of these agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which will be included as exhibits to the registration statement on Form 10, of which this information statement is a part. We encourage you to read the full text of those agreements. The terms of those agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spinoff.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the spinoff, including provisions relating to the principal intercompany transactions required to effect the spinoff, the conditions to the spinoff and provisions governing the relationships between ConAgra and us after the spinoff.

Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from ConAgra so that each of Lamb Weston and ConAgra retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the reorganization.

Representations and Warranties. In general, neither ConAgra nor we will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The separation and distribution agreement will govern ConAgra’s and our respective rights and obligations regarding the proposed distribution. Prior to the distribution, ConAgra will deliver all of our issued and outstanding shares of common stock to the distribution agent. On the distribution date, ConAgra will instruct the distribution agent to electronically deliver shares of our common stock to ConAgra’s stockholders based on the distribution ratio. The ConAgra board of directors will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Conditions. The separation and distribution agreement will also provide that several conditions must be satisfied or waived by ConAgra, at the direction of its board of directors in its sole and absolute discretion, before the distribution can occur. For further information about these conditions, see “The Spinoff—Spinoff Conditions and Termination.” The ConAgra board of directors may, in its sole and absolute discretion, determine the record date, the distribution date and the terms of the spinoff and may at any time prior to the completion of the spinoff decide to abandon or modify the spinoff.

Termination. ConAgra, at the direction of its board of directors in its sole and absolute discretion, may terminate the separation and distribution agreement at any time prior to the distribution.

Release of Claims. ConAgra and we will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to exceptions set forth in the separation and distribution agreement.

Indemnification. ConAgra and we will each agree to indemnify the other and each of the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spinoff and our and ConAgra’s respective businesses. Neither ConAgra’s nor our indemnification obligations are subject to any cap. The amount of either ConAgra’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The separation and distribution agreement will also specify procedures regarding claims subject to indemnification.

Tax Matters Agreement

In connection with the spinoff (together with certain related transactions), we and ConAgra will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the spinoff (or certain related transactions) to qualify as tax-free for U.S. federal income tax purposes. The tax matters agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

In general, the tax matters agreement will govern the rights and obligations that we and ConAgra have after the spinoff with respect to taxes for both pre- and post-closing periods. Under the tax matters agreement, ConAgra generally will be responsible for all of our pre-closing income taxes that are reported on combined tax returns with ConAgra or any of its affiliates. We will generally be responsible for all other income taxes and all non-income taxes primarily related to Lamb Weston that are due and payable after the spinoff.

The tax matters agreement will further provide that:

•	Without duplication of our indemnification obligations described in the prior paragraph, we will generally indemnify ConAgra against (i) taxes arising in the ordinary course of business for which we are responsible (as described above) and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant or representation made in the tax matters agreement; and

•	ConAgra will indemnify us against taxes for which ConAgra is responsible under the tax matters agreement (as described above).

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding. Indemnification obligations of the parties under the tax matters agreement are not subject to any cap.

Further, the tax matters agreement generally will prohibit us and our affiliates from taking certain actions that could cause the spinoff and certain related transactions to fail to qualify for their intended tax treatment, including:

•	during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	during the two-year period following the distribution date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•	during the two-year period following the distribution date, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

•	during the two-year period following the distribution date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to certain open-market repurchases of less than 20% of our common stock (in the aggregate);

•	during the two-year period following the distribution date, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•	more generally, we may not take any action that could reasonably be expected to cause the spinoff and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

In the event that the spinoff and certain related transactions fail to qualify for their intended tax treatment, in whole or in part, and ConAgra is subject to tax as a result of such failure, the tax matters agreement will determine whether ConAgra must be indemnified for any such tax by us. As a general matter, under the terms of the tax matters agreement, we are required to indemnify ConAgra for any tax-related losses in connection with the spinoff due to any action by us or any of our subsidiaries following the spinoff. Therefore, in the event that the spinoff and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries, we will generally be required to indemnify ConAgra for the resulting taxes.

Employee Matters Agreement

In connection with the distribution and spinoff, we expect to enter into an employee matters agreement with ConAgra that will govern the respective rights, responsibilities and obligations of us and ConAgra after the spinoff with respect to transferred employees, collective bargaining agreements, incentive plans, group health and welfare plans, defined benefit pension plans, defined contribution plans, nonqualified retirement plans, equity-based awards and other employment, compensation and benefit-related matters.

Liabilities. In general, ConAgra will be responsible for all employment, compensation and employee benefit liabilities relating to employees of ConAgra and former employees of ConAgra and for all liabilities relating to ConAgra’s benefit plans, and Lamb Weston will be responsible for all employment, compensation and employee benefit liabilities relating to employees of Lamb Weston and former employees of the Lamb Weston business and for all liabilities relating to Lamb Weston’s benefit plans, subject to certain exceptions further described in the employee matters agreement.

Employee Benefits. In general, our employees currently participate in various group health and welfare, retirement and other employee benefit and compensation plans maintained by ConAgra. Details relating to the benefit plans in which Lamb Weston employees and former employees of the Lamb Weston business will participate after the spinoff are still being discussed between us and ConAgra. However, other than in the case of certain exceptions further described in the employee matters agreement, and as otherwise provided in the transition services agreement, we expect that Lamb Weston will establish its own group health and welfare plans and retirement plans.

Equity Compensation. In general, it is currently anticipated that each outstanding ConAgra equity award held by a Lamb Weston employee as of the spinoff will be adjusted or converted into an award with respect to Lamb Weston common stock and each other ConAgra equity award will also be adjusted or converted but will continue to relate to ConAgra common stock. In each case, the award will be equitably adjusted or converted in a manner intended to preserve the aggregate intrinsic value of the original ConAgra equity award.

As we continue to make decisions relating to the Lamb Weston benefit and compensation plans that will exist following the spinoff, we will provide such information in an amendment to this information statement.

Transition Services Agreement

We and ConAgra will enter into a transition services agreement under which ConAgra will provide and/or make available various administrative services and assets to us. The term of the transition services agreement is expected to be for a period of no more than 18 months beginning on the distribution date. We will describe the services to be provided pursuant to this agreement in an amendment to this information statement.

In consideration for such services, we will pay fees to ConAgra for the services provided, and those fees will be based on the direct and indirect costs for such services.

The personnel performing services under the transition services agreement will be employees and/or independent contractors of ConAgra or its subsidiaries and will not be under our direction or control.

The transition services agreement will also contain customary mutual indemnification provisions, which are not subject to a cap.

Any extension or renewal of the transition services agreement beyond the 12 months after the distribution date will be subject to the mutual agreement of ConAgra and us.

Trademark License Agreement

We intend to enter into a trademark license agreement with ConAgra, under which ConAgra will license certain trademarks to us in connection with the operations of our business including, without limitation, the Alexia trademark. The license, subject to certain limitations and exceptions, will be perpetual, irrevocable, fully paid-up, royalty-free, and worldwide. The trademark license agreement will address the specific categories in which the trademark may be used.

Other Arrangements

Information with respect to any other arrangements between ConAgra and us will be provided in an amendment to this information statement.

MANAGEMENT

Our Directors Following the Spinoff

The following table and biographies present information, as of July 1, 2016, concerning the individuals whom we expect to serve as our directors following the spinoff, including their respective business experience. The following also includes information about all public company directorships each individual currently holds or held during the past five years.

Name	Age	Position
W.G. Jurgensen	64	Director

Timothy R. McLevish	61	Executive Chairman

Andrew J. Schindler	71	Director

Thomas P. Werner	50	President, Chief Executive Officer and Director

Mr. McLevish will be our Executive Chairman upon our separation from ConAgra Foods. He currently serves as a consultant to Walgreens Boots Alliance, Inc., formerly Walgreens Co. (the nation’s largest drugstore chain). In this capacity, Mr. McLevish provides advice and counsel to the Chief Executive Officer of Walgreens Boots Alliance, Inc. on matters relating to strategy, business development and M&A. Prior to this role, Mr. McLevish served as Chief Financial Officer of Walgreens Boots Alliance, Inc. from January 2015 to February 2015 and Executive Vice President and Chief Financial Officer of Walgreens Co. from August 2014 to December 2014. From October 2007 to April 2014, Mr. McLevish held various positions within Kraft Foods Group and Kraft Foods Inc. (a consumer packaged food company), including Executive Vice President and Chief Financial Officer. Before joining Kraft Foods, Mr. McLevish was the Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited (a diversified industrial company), from May 2002 to August 2007. Prior to that, he held a series of finance, administration and leadership roles for Mead Corporation (a forest products company), which he joined in 1987. His final role with Mead was Vice President and Chief Financial Officer. In addition, he is a certified public accountant. Mr. McLevish currently serves on the boards of directors for ConAgra Foods, Inc., where he is a member of the audit committee, Kennametal, Inc., where he is the chair of the audit committee and a member of the nominating/corporate governance committee, and US Foods Holding Corp., where he is a member of the audit committee, the compensation committee and the nominating and corporate governance committee.

Summary of experiences, qualifications and skills considered in nominating Mr. McLevish:

•	Financial Acumen and M&A Experience: Deep expertise in financial reporting and internal controls and procedures, and knowledge of financial and capital markets and M&A, from his extensive experience in public company finance at several large public companies;

•	Risk & Compliance Oversight Experience: Valuable experience in risk management from his extensive experience in finance executive roles with large multi-national public companies; and

•	International Experience: Significant international experience from his service at a multinational public company with global operations in a highly regulated field.

Mr. Werner will be our President and Chief Executive Officer and a member of our board of directors. He currently serves as President, Commercial Foods, for ConAgra. In this role, which he has held since May 2015, he leads the company’s Lamb Weston and Foodservice businesses, as well as its Spicetec Flavors & Seasonings and J.M. Swank operations (both of which are in the process of being divested). Mr. Werner also served as interim President of ConAgra’s Private Brands from June 2015 through divestiture in February 2016. Prior to his appointment as President, Commercial Foods, Mr. Werner served as Senior Vice President of Finance for ConAgra’s Private Brands and Commercial Foods operating segments from June 2013 to April 2015, and Senior

Vice President of Finance for Lamb Weston from May 2011 until June 2013. Mr. Werner is part of the governing committee representing Lamb Weston in the Lamb Weston Meijer joint venture and currently serves on the board of directors of Ardent Mills, LLC, where he is a member of the audit committee.

Summary of experiences, qualifications and skills considered in nominating Mr. Werner:

•	Commercial Foods Experience: Deep knowledge of strategy and business development, finance, marketing and commercial customer insights, supply chain management and sustainability;

•	Financial Acumen and Experience: Deep expertise in finance from his extensive experience in public company finance at ConAgra and Lamb Weston; and

•	Broad Leadership Experience: Strong leadership capabilities and insights, particularly with major commercial customers, acquired during his tenure as President of Commercial Foods for ConAgra.

Mr. Jurgensen will be a member of our board of directors. He served as Chief Executive Officer and a director of Nationwide Financial Insurance Services, Inc. (an insurance company) from 2000 until his retirement in 2009. He also served as Chief Executive Officer and a director of several other companies within the Nationwide enterprise, which is comprised of Nationwide Financial, Nationwide Mutual, Nationwide Mutual Fire and all of their respective subsidiaries and affiliates. Before joining Nationwide, Mr. Jurgensen served as an Executive Vice President with Bank One Corporation (a banking institution that is now a part of JPMorgan Chase & Co.) and later served as Chief Executive Officer for First Card, First Chicago Corporation’s credit card subsidiary. Mr. Jurgensen served as a director of The Scotts Miracle-Gro Company (a manufacturer and marketer of branded consumer lawn and garden products) from 2009 until 2013 and has served as a director of American International Group, Inc. (an insurance company) since 2013.

Summary of experiences, qualifications and skills considered in nominating Mr. Jurgensen:

•	Broad Leadership Experience: Strong leadership capabilities and insights, including from his service as Chief Executive Officer of several Nationwide companies;

•	Financial Acumen and Risk & Compliance Oversight Experience: Significant expertise in finance, accounting and risk and compliance oversight from his service at insurance companies, including risk assessment and risk management experience; and

•	Corporate Governance: Broad understanding of governance issues facing public companies from his board service to other public companies.

Mr. Schindler served as Chairman of Reynolds American, Inc. (tobacco products company) from July 2004 until his retirement in December 2005 and as Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Holdings, Inc. (tobacco products company) from 1999 to 2004. Prior to that, Mr. Schindler served in various management positions with R.J. Reynolds, which he joined in 1974. Mr. Schindler achieved the rank of captain in the U.S. Army, where he held command and staff positions in the United States and in Vietnam. Since 2006, he has served as a director of Krispy Kreme Doughnuts Inc. (retail food establishments) and Hanesbrands, Inc. (consumer products company).

Summary of experiences, qualifications and skills considered in nominating Mr. Schindler:

•	Broad Leadership Experience: Extensive management and leadership experience through his service to R. J. Reynolds and in military roles, including as a Captain in the U.S. Army.

•	Packaged Goods Experience: Strong people leadership, risk-management, brand marketing, operations, strategic change, and personnel development experience and skills pertinent to a company with a diverse customer set.

•	Corporate Governance: Broad understanding of governance issues facing public companies from his board service to other public companies.

Information with respect to our board leadership structure and the identities and biographies of the balance of our board will be provided in an amendment to this information statement.

Agreement with Significant Stockholder

On May 27, 2016, ConAgra entered into an amended and restated cooperation agreement with one of its significant stockholders, JANA Partners LLC, or JANA. Pursuant to the cooperation agreement, ConAgra agreed that we would be incorporated in Delaware and that our certificate of incorporation and by-laws, as of the effective date of the spinoff, would include corporate governance provisions (including with respect to the annual election of directors) that are substantially similar to those set forth in ConAgra’s certificate of incorporation and by-laws. The cooperation agreement also provides that JANA has the right to designate two individuals to our board of directors so long as the individuals (i) are independent of JANA and its affiliates, (ii) are mutually agreed upon by ConAgra and JANA, (iii) qualify as independent directors under the NYSE rules and (iv) provide other items required to be provided by other members of our board of directors.

Our Executive Officers Following the Spinoff

The following table and biographies present information, as of July 1, 2016, concerning the individuals we expect to serve as our executive officers following the spinoff, including their respective business experience. See “—Our Directors Following the Spinoff” for additional information regarding our Executive Chairman, Mr. McLevish, and our President and Chief Executive Officer, Mr. Werner.

Name, Age and Position

Name	Age	Position
Timothy R. McLevish	61	Executive Chairman
Thomas P. Werner	50	President and Chief Executive Officer

We expect to identify additional executive officers in subsequent amendments to this information statement.

Director Independence

NYSE rules require that our board of directors have a majority of independent directors. Information with respect to director independence will be provided in an amendment to this information statement.

Board Leadership Structure

Information with respect to our board leadership structure will be provided in an amendment to this information statement.

Committees of the Board

Upon completion of the spinoff, the committees of our board of directors are expected to consist of an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Each of these committees will be required to comply with the requirements of the SEC and the NYSE. Our board of directors will adopt a written charter for each of these committees, which will be posted to our website prior to the distribution date:

Audit Committee

Our Audit Committee will be responsible for, among other things, oversight of our independent auditors and the integrity of our financial statements. Information with respect to our Audit Committee members will be provided in an amendment to this information statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible for, among other things, evaluating new director candidates and incumbent directors and recommending directors to serve as members of our board committees. Information with respect to our Nominating and Corporate Governance Committee members will be provided in an amendment to this information statement.

Compensation Committee

Our Compensation Committee will be responsible for, among other things, establishing and administering our policies, programs and procedures for compensating our executive officers and board of directors. Information with respect to our Compensation Committee members will be provided in an amendment to this information statement.

Director Compensation

Information with respect to director compensation will be provided in an amendment to this information statement.

Code of Conduct and a Code of Ethics for Senior Corporate Officers

Prior to the distribution date, we will adopt a written Code of Conduct and a written Code of Ethics for Senior Corporate Officers that are designed to reinforce our commitment to high ethical standards and to promote:

•	accountability and responsibility for making good decisions and for the outcomes of those decisions;

•	responsibility to one another by treating all with dignity and respect;

•	responsibility to the public and our stockholders by taking responsibility for our actions;

•	responsibility to our business partners by treating our business partners as equals in the quest for high business conduct standards; and

•	responsibility to governments and the law by complying with applicable legal and regulatory standards.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction and Background

For purposes of this Compensation Discussion and Analysis, the persons identified below (and listed in the Fiscal 2016 Summary Compensation Table below) are referred to collectively as our named executive officers, or NEOs:

•	Timothy R. McLevish, our Executive Chairman; and

•	Thomas P. Werner, our President and Chief Executive Officer.

In connection with the spinoff, we expect to identify in subsequent amendments to this information statement additional named executive officers and describe both their historical compensation (to the extent attributable to either us or ConAgra) and the material terms of any compensation arrangements in place for them after the spinoff.

As discussed above, we are currently a part of ConAgra and not an independent company, and our Compensation Committee of our Board of Directors (or Lamb Weston Compensation Committee) has not yet been formed. Historically, Mr. Werner has participated in ConAgra’s executive compensation programs and Mr. McLevish, as a non-employee director of ConAgra, has participated in ConAgra’s director compensation programs. All executive and director compensation decisions for our NEOs prior to the spinoff were or will be made or overseen by the ConAgra Human Resources Committee or the full ConAgra board of directors. Therefore, except as otherwise indicated, this Compensation Discussion and Analysis focuses on ConAgra compensation earned by each of the NEOs based on their respective roles with ConAgra during ConAgra’s fiscal year ended May 29, 2016 (which we refer to as fiscal 2016), or for prior periods, as applicable, and the design and objectives of ConAgra’s executive and director compensation programs in place prior to the spinoff. The compensation programs that were applicable to Mr. Werner are different from the compensation programs that were applicable to Mr. McLevish because, prior to the spinoff, Mr. Werner has been an employee of ConAgra and Mr. McLevish has been a ConAgra non-employee director.

Executive compensation decisions following the spinoff are expected to be made by the Lamb Weston Compensation Committee. We currently anticipate that, except as otherwise described in this Compensation Discussion and Analysis, compensation programs for our NEOs immediately following the distribution date will be substantially similar to the programs currently utilized by ConAgra for its executive officers, although the programs applicable to Mr. McLevish may vary to address his new Executive Chairman role.

Executive Summary of ConAgra Compensation Program for Our NEOs for Fiscal 2016

Overview of ConAgra Fiscal 2016 Non-Employee Director Compensation for Mr. McLevish:

The following table summarizes the compensation programs in effect during fiscal 2016 for Mr. McLevish in his role as a ConAgra non-employee director:

Annual Cash Retainer:	$90,000 per year (which amount was prorated to $78,626 for Mr. McLevish based on his date of appointment to the ConAgra board of July 17, 2015).

Annual Committee Chair Retainer:	None.

Meeting Fees:	None.

Equity Compensation:	A grant of restricted stock units, which we refer to as RSUs, with a value equal to $140,000 (which amount was prorated to $116,667 for Mr. McLevish based on the number of months remaining in the fiscal year at the time of his appointment to the ConAgra board on July 17, 2015).

Overview of ConAgra Fiscal 2016 Incentive Programs for Mr. Werner:

The ConAgra Human Resources Committee approved the following incentive programs and performance measures for performance periods beginning in fiscal 2016 that were applicable to Mr. Werner:

Incentive Programs			Performance Measures

Annual Incentive Plan	Fiscal 2016 Management Incentive Plan (payable in cash)	•	For the program to pay out at any level for Mr. Werner, ConAgra needed to achieve fiscal 2016 diluted earnings per share from continuing operations, adjusted for items impacting comparability, which we refer to as adjusted EPS, of at least $0.10.
		•	For the program to provide an incentive payout at the targeted levels for Mr. Werner, ConAgra needed to also achieve levels of fiscal 2016 earnings before interest and taxes, which we refer to as EBIT (adjusted as described below), aligned to ConAgra’s internal business plans.
		•	Achievement of net sales growth above planned amounts and/or high levels of EBIT could increase Mr. Werner’s earned award. A below-target award would have been earned with lower levels of EBIT performance.

Long-Term Incentive Plan	Fiscal 2016 to 2018 cycle of Performance Share Plan (designed to be payable in shares of ConAgra common stock)	•	For the program to provide an incentive payment at the targeted level for Mr. Werner, ConAgra needed to achieve, for 1/3 of the award, specified levels of fiscal 2016 earnings before interest, taxes, depreciation and amortization, or EBITDA, return on invested capital (a measure of earnings as a percentage of invested capital) (adjusted as described below). We refer to this measure as EBITDA return on capital. Achievement of EBITDA return on capital level above or below targeted levels would have increased or decreased earned awards.
	Stock Options	•	ConAgra’s stock options, which are non-qualified stock options, were designed to deliver value only with a growth in ConAgra’s stock price. Stock options were designed with an exercise price equal to the closing market price of ConAgra’s common stock on the date of grant.
	Restricted Stock Units	•	RSUs granted to Mr. Werner generally “cliff-vest” after three-years. As a result, they were designed to reward long-term commitment to ConAgra and aid in continuity of management service. Since the RSUs were designed to be paid in shares of ConAgra’s common stock, it was expected that Mr. Werner would also be rewarded if ConAgra’s stock price appreciates.

ConAgra’s annual incentive plan is referred to as the MIP, for Management Incentive Plan. The long-term incentive plan is comprised of ConAgra’s Performance Share Plan, or PSP, a Stock Option program and a RSU program.

Overview of ConAgra Fiscal 2016 Compensation Decisions for Mr. Werner:  ConAgra’s strong performance in fiscal 2016 led to above target payouts under ConAgra’s 2016 MIP. ConAgra’s strong fiscal 2016 performance also positively impacted the outstanding cycles of ConAgra’s PSP. More specifically:

•	ConAgra’s fiscal 2016 MIP funded and paid out at an above-target level for Mr. Werner due to ConAgra’s above plan earnings performance during fiscal 2016 and the individual contributions of ConAgra’s named executive officers, including Mr. Werner.

•	The fiscal 2014 to 2016 cycle of ConAgra’s PSP concluded this year, with payouts well below targeted levels. Strong performance in fiscal 2016 was insufficient to overcome ConAgra’s weaker financial performance in fiscal years 2014 and 2015.

•	The fiscal 2015 to 2017 cycle of ConAgra’s PSP remains outstanding, with performance trending slightly below target; strong performance in fiscal 2016 did not fully offset weaker performance in fiscal 2015.

•	Under the first 1/3 of the fiscal 2016 to 2018 cycle of ConAgra’s PSP (referred to as the 2016 tranche), ConAgra achieved results that align to a maximum award for Mr. Werner. However, this cycle remains outstanding.

In determining attainment of the underlying performance goals for ConAgra’s incentive programs, ConAgra’s Human Resources Committee considered the impact of items that it believed were not indicative of the comparable operating performance of ConAgra’s businesses. Some of these items created financial benefits, and some of them created incremental expense or lost sales. The impact of these items was removed from ConAgra’s results for purposes of determining plan payouts. More information can be found below under “Use of Adjustments in Compensation Decisions.”

Objectives of ConAgra’s Fiscal 2016 Compensation Program for Our NEOs

ConAgra’s executive compensation program was designed to encourage and reward behavior that promotes attainment of annual and long-term ConAgra goals and sustainable growth in value for ConAgra’s stockholders. The ConAgra Human Resources Committee believed that the program must accomplish five objectives:

1.	Reward impact, to align the financial interests of ConAgra’s executives and ConAgra’s stockholders, and inspire and reward behavior that promotes sustainable growth in value for ConAgra’s stockholders;

2.	Incent the right results for the long-term health of ConAgra’s business, without creating unnecessary or excessive risks to ConAgra;

3.	Remain externally competitive to aid talent attraction and retention, because the achievement of ConAgra’s strategic plans requires it to attract and retain talented leaders who have the skills, vision and experience to lead ConAgra;

4.	Promote internal pay equity and consistency, recognizing that individual pay will reflect differences in experience, performance, responsibilities and market considerations, but that programs should be sufficiently similar to promote decisions that better ConAgra as a whole; and

5.	Promote and reward long-term commitment and longevity of career with ConAgra.

The ConAgra Human Resources Committee’s design of the compensation program with multiple objectives in mind helped mitigate the risk that ConAgra employees will take unnecessary and excessive risks that threaten the long-term health and viability of ConAgra.

With the assistance of ConAgra Finance, Human Resources and Legal department personnel, and Frederic W. Cook & Co., Inc., which we refer to as F.W. Cook, the ConAgra Human Resources Committee’s independent compensation consultant, ConAgra’s Human Resources Committee undertook a risk review of ConAgra’s fiscal 2016 compensation programs for all employees. Based on the review, ConAgra has indicated that it believes its compensation programs encourage and reward prudent business judgment and appropriate risk-taking over the long-term. ConAgra has also indicated that it believes its compensation policies and practices are balanced and aligned with creating value for ConAgra’s stockholders, and do not create risks that are reasonably likely to have a material adverse effect on ConAgra.

As a non-employee director on ConAgra’s board, Mr. McLevish did not participate in ConAgra’s fiscal 2016 executive compensation program. ConAgra’s fiscal 2016 non-employee director compensation program was designed to use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on the ConAgra board, and to reward them for this service and for their stewardship.

Design and Approval of ConAgra’s Fiscal 2016 Compensation Program for Our NEOs

Introduction:

The ConAgra Human Resources Committee was charged with designing and approving ConAgra’s executive compensation program and setting compensation opportunities for Mr. Werner for fiscal 2016. In so doing, the ConAgra Human Resources Committee looked to ConAgra’s stockholders. The ConAgra Human Resources Committee’s policy is to present a “say-on-pay” vote to ConAgra’s stockholders annually. In fiscal 2015, ConAgra received over 96% approval on its say-on-pay vote, leading ConAgra’s Human Resources Committee to the conclusion that material changes in compensation design, solely due to the outcome of the say-on-pay vote, were not warranted for fiscal 2016.

The ConAgra Human Resources Committee also leveraged the advice and counsel of its independent compensation consultant, F.W. Cook, in setting fiscal 2016 compensation. F.W. Cook assisted the ConAgra Human Resources Committee in monitoring policy positions of ConAgra’s institutional stockholders and their advisors, emerging market practices in compensation design and philosophy and policy developments relevant to the ConAgra Human Resources Committee’s work. F.W. Cook also provided information on internal and external pay comparison data. The ConAgra Human Resources Committee used this data as a market check on its compensation decisions.

The ConAgra Human Resources Committee also considered the following ConAgra- and participant-focused matters in making fiscal 2016 compensation decisions:

ConAgra matters:

•	ConAgra performance in prior years and expectations for the future;

•	The general business environment in which compensation decisions were being made;

•	The anticipated degree of difficulty inherent in the targeted incentive performance metrics;

•	The level of risk-taking the program would reward; and

•	Practices and developments in compensation design and governance.

Participant-focused matters:

•	Mr. Werner’s pay history and performance;

•	The potential complexity of each program, preferring programs that were transparent to participants and ConAgra’s stockholders and easily administered; and

•	External and internal pay comparisons involving Mr. Werner.

External Pay Comparisons:

Although the ConAgra Human Resources Committee used internal and external pay comparison data as a market check on its compensation decisions, it recognized that over-reliance on external comparisons can be of concern, and it was mindful of the value and limitations of comparative data. The ConAgra Human Resources Committee’s first step in using external data for fiscal 2016 was the identification of an appropriate peer group. Prior to the start of fiscal 2016, F.W. Cook prepared a list of potential peer companies (with an emphasis on food and beverage companies) based on the following criteria:

•	Operations: companies similar in size, operational scope and industry to ConAgra (competitors for ConAgra’s business);

•	Investors: companies with which ConAgra competes for investor capital (similar performance characteristics, growth orientation, business cycles, volatility and access to capital as ConAgra); and

•	Talent: companies with which ConAgra competes for executive talent.

At the ConAgra Human Resources Committee’s direction, F.W. Cook recommended companies with annual revenues in the range of between one-third to three times ConAgra’s annual revenue. If a larger or smaller company was a fit against the screening criteria, F.W. Cook was permitted to include it. However, to further enhance the comparability of the companies included in the peer group, F.W. Cook used regression analysis as needed to adjust the compensation data on a comparable basis to the size of the peer group in the aggregate. The ConAgra Human Resources Committee also asked F.W. Cook to ensure that the peer group would be large enough to withstand unanticipated changes in ConAgra’s, or an included company’s, structure or compensation programs.

Ultimately, the ConAgra Human Resources Committee approved the following peer group of 16 companies for fiscal 2016:

Altria Group. Inc.	Dr. Pepper Snapple Group, Inc.	The Kraft Heinz Company
Campbell Soup Company	General Mills, Inc.	Mondelez International, Inc.
The Clorox Company	The Hershey Company	PepsiCo, Inc.
The Coca-Cola Company	Hormel Foods Corporation	Tyson Foods, Inc.
Colgate-Palmolive Company	Kellogg Company
Dean Foods Company	Kimberly-Clark Corporation

With the exception of Kraft Foods Group, Inc., which was replaced by The Kraft-Heinz Company as a result of the consummation of a merger transaction in July 2015, this same peer group was used by ConAgra for fiscal 2015. At the time of approval of the peer group, the median revenue of the peer group listed above was similar to ConAgra’s revenue; all of the companies fell within the desired range of approximately one-third to three times ConAgra’s annual revenue, with the exception of PepsiCo, Inc. Although PepsiCo, Inc. had revenues greater than three times larger than ConAgra’s revenue, the ConAgra Human Resources Committee determined to keep it in the peer group due to its status as a direct competitor for ConAgra’s business and executive talent. The ConAgra Human Resources Committee used data from this peer group, together with general industry data, as a market check on its fiscal 2016 compensation decisions for Mr. Werner. As noted above, this was just one of many factors that played a role in compensation decisions.

The ConAgra Human Resources Committee did not mandate a target range for Mr. Werner’s salary, annual incentive opportunity, long-term incentive opportunity, and total direct compensation level as compared to the peer group.

ConAgra Management’s Role in the Design and Approval of ConAgra’s Programs for Mr. Werner:

Mr. Connolly, ConAgra’s Chief Executive Officer, played a role in several key areas of the design and approval of the fiscal 2016 executive compensation program for Mr. Werner.

1.

Selecting Performance Metrics and Targeted Performance Levels. An important part of designing incentive compensation programs is the selection of plan metrics and performance targets. To help ensure that the ConAgra Human Resources Committee’s pay-for-performance goals were achieved, selected metrics were tied to ConAgra shareholder value creation. In addition, performance targets were set at levels that balanced ConAgra’s investor expectations against achievability, without incenting undue risk taking. The ConAgra Human Resources Committee sought Mr. Connolly’s input on these matters for fiscal 2016. Mr. Connolly provided the ConAgra Human Resources Committee his views on the appropriate ConAgra goals for use in the ConAgra fiscal 2016 MIP and the fiscal 2016 tranche of the 2016 to 2018 cycle of the PSP. Mr. Connolly provided input based on his understanding of ConAgra’s investor expectations and the operating plans and financial goals of ConAgra. The ConAgra Human Resources Committee had sole authority to approve the program metrics and targets, but found Mr. Connolly’s input valuable.

2.	Assessing Company Performance. Financial performance was at the core of ConAgra’s incentive programs. However, the ConAgra Human Resources Committee retained the discretion to modify payouts based on the manner in which business results were delivered. At the end of fiscal 2016, Mr. Connolly offered the ConAgra Human Resources Committee his views of ConAgra’s performance against expectations.

3.	Assessing Individual Performance. With respect to individual performance, which also informed fiscal 2016 compensation decisions, the ConAgra Human Resources Committee relied on regular performance evaluations of ConAgra’s senior leadership team and focused on the outcome of strategic projects and initiatives, whether organizational goals were met and the leadership behaviors exhibited. Mr. Werner did not play a direct role in his own compensation determination for fiscal 2016.

Design and Approval of ConAgra’s Programs for Mr. McLevish:

The process described above was not used to determine Mr. McLevish’s non-employee director compensation for fiscal 2016. Instead, in setting director compensation, ConAgra’s Human Resources Committee received input from F.W. Cook and also considered the time commitment and skill level required to serve on the ConAgra board. ConAgra’s Human Resources Committee recommended the non-employee director compensation program to the full ConAgra board for approval, and Mr. McLevish’s compensation reflects that he served for only a portion of the 2016 fiscal year.

Key Elements of ConAgra’s Fiscal 2016 Executive Compensation Program for Mr. Werner

The fiscal 2016 compensation of Mr. Werner consisted of the following key components:

Type	Component
Incentive Compensation	Annual incentive opportunity (cash)
Long-term incentive opportunity (equity)

Fixed Compensation	Salary, retirement benefits and health and welfare benefits

The ConAgra Human Resources Committee believed that using a mix of compensation types (salary, benefits, a cash incentive, and equity-based incentives) and performance periods promoted behavior consistent with ConAgra’s long-term strategic plan and minimized the likelihood of Mr. Werner having significant motivation to pursue risky and unsustainable results.

Opportunity Mix. By design, targeted incentive compensation for Mr. Werner for fiscal 2016 was a significant percentage of his total compensation opportunity. The ConAgra Human Resources Committee’s general policy was to provide the greatest percentage of the incentive opportunity in the form of long-term compensation payable in shares of ConAgra common stock. The ConAgra Human Resources Committee believed the emphasis on stock-based compensation was the best method of aligning Mr. Werner’s interests with those of ConAgra’s stockholders.

Considerations for Mr. Werner. The ConAgra Human Resources Committee specifically considered the following when setting fiscal 2016 compensation opportunities for Mr. Werner (actual business performance over the relevant performance periods was the key determinant of fiscal 2016 incentive plan payouts for Mr. Werner): Mr. Werner was named President of Commercial Foods of ConAgra in May 2015, at the start of fiscal 2016. From June 2013 through April 2015, Mr. Werner served as Vice President of Finance for ConAgra’s Private Brands and Commercial Foods operating segments, and from May 2011 to June 2013, Mr. Werner was ConAgra’s Senior Vice President of Finance for the Lamb Weston operations. Prior to May 2011, Mr. Werner was Vice President of Supply Chain of ConAgra, working with ConAgra’s Consumer Foods Business, since December 2009. Mr. Werner originally joined ConAgra Foods in 1999. The ConAgra Human Resources Committee considered Mr. Werner’s scope of responsibility, his new role and opportunity for development, internal equity and external market data when setting his compensation opportunities for fiscal 2016.

Below is a more detailed analysis of each element of the fiscal 2016 compensation program for Mr. Werner, as well as actual fiscal 2016 payouts to Mr. Werner under the programs, as applicable.

Salary. ConAgra paid a salary to Mr. Werner to provide him with a base level of fixed income for services rendered.

Incentive Programs. Consistent with its overall compensation objectives, the ConAgra Human Resources Committee aligned Mr. Werner’s compensation with ConAgra performance through a mix of annual and long-term incentive opportunities for fiscal 2016.

Financial targets disclosed in this section are done so in the limited context of these incentive plans and they are not statements of ConAgra’s or ConAgra’s management’s expectations or estimates of results or other guidance. Investors are cautioned not to apply these statements to other contexts.

Management Incentive Plan

ConAgra’s fiscal 2016 MIP provided a cash incentive opportunity to Mr. Werner. For Mr. Werner, the fiscal 2016 MIP used a framework that positioned awards to potentially qualify as tax deductible under Section 162(m) of the Internal Revenue Code, which we refer to as the Code. This framework, discussed more in the following paragraphs, used an overarching performance goal and underlying performance goal. Please refer to the discussion under “Tax and Accounting Implications of the ConAgra Human Resources Committee’s Compensation Decisions” for more information on this plan design.

Overarching ConAgra EPS Performance Goal. At the start of fiscal 2016, the ConAgra Human Resources Committee approved an overarching goal under the fiscal 2016 MIP of adjusted EPS of $0.10. This goal, applicable to only a small subset of senior officers, including Mr. Werner, was required to be achieved before any payouts could be made to Mr. Werner. The fiscal 2016 MIP further provided that with achievement of the overarching adjusted EPS goal, the ConAgra Human Resources Committee could exercise negative discretion to potentially reduce, but not increase, authorized payouts. This negative discretion was to be guided by performance against the underlying financial goals described in the next paragraph.

Underlying Pre-Established Financial Goals. At the start of fiscal 2016, the ConAgra Human Resources Committee approved EBIT and net sales goals as the underlying metrics for the fiscal 2016 MIP (each to be adjusted, as appropriate, for unusual items). The ConAgra Human Resources Committee developed performance goals to align with threshold, target and maximum incentive opportunities. Assuming the overarching adjusted EPS goal was met, Mr. Werner was eligible to earn a payout from 0% to 220% of his target amount, calculated as follows:

•

Primary Metric – EBIT. The primary metric for the fiscal 2016 MIP was EBIT, which could be adjusted for items impacting comparability of results. Achievement of a targeted level of total company EBIT for fiscal 2016 was designed to result in a payout equal to 100% of Mr. Werner’s approved target opportunity. Achievement at or below threshold performance would result in a payout equal to 0% of the opportunity. The maximum portion of each 2016 MIP award that could have been earned under the primary metric of EBIT for fiscal 2016 was 200% of the target award. The EBIT targets for the fiscal 2016 MIP are detailed here:

Threshold EBIT (0% payout)	Target EBIT (100% payout)	Maximum EBIT (200% payout)
$1,390 million	$1,636 million	$1,881 million

At the time these EBIT performance goals were established, ConAgra was engaged in pursuing strategic alternatives for its Private Brands business segment. However, ConAgra was still the owner of the business and had not entered into a definitive agreement to sell it. As a result, the EBIT goals included in the fiscal 2016 MIP included expected contributions from the Private Brands business. The business was sold during the fiscal year.

•	Secondary Metric – Net Sales Growth. The fiscal 2016 MIP included a secondary metric as well. If EBIT at or above threshold was achieved in fiscal 2016, an additional payout could occur if ConAgra’s adjusted net sales growth exceeded planned amounts. The additional payout under this secondary metric was designed to provide up to an additional 20 points of funding if adjusted net sales growth of 3.4% or more was achieved for the 2016 fiscal year; adjusted net sales growth below 2.4% during fiscal 2016 was designed not to be rewarded under this aspect of the plan. Due to the planned divestiture of the Private Brands business unit, net sales for that business unit were excluded from the target and calculation of this metric.

As a result of the two-metric structure, high levels of financial performance were designed to result in payouts up to a total of 220% of targeted awards under the fiscal 2016 MIP.

In addition to setting the financial goals for the fiscal 2016 MIP, the ConAgra Human Resources Committee set corresponding target compensation opportunities under the plan for Mr. Werner measured as a percentage of base salary. The following table shows the range of authorized payments (expressed as a percentage of base salary earned during fiscal 2016) for Mr. Werner upon achievement of the threshold, target and maximum EBIT and net sales goals approved for the fiscal 2016 MIP. If the overarching adjusted EPS goal or the threshold EBIT goal were not met, no payment would be made under the fiscal 2016 MIP. No portion of the incentive was guaranteed.

Named Executive Officer	Threshold	Target MIP Award	Maximum MIP Award
Mr. Werner	0%	80% of salary	176% of salary

Application of the Metrics to Determine Payouts. To incent management to make decisions that have positive long-term impacts, even at the expense of shorter term results, and to prevent unusual gains and losses from having too great of an impact on plan payouts in any year, the ConAgra Human Resources Committee retained discretion to exclude items impacting comparability from ConAgra-wide results and adjust actual results for specific items that occurred during the fiscal year. The use of adjustments approved by the ConAgra Human Resources Committee and applicable to the fiscal 2016 EBIT and net sales metrics is described below under “Use of Adjustments in Compensation Decisions.”

After taking into account reported results and the approved adjustments, ConAgra achieved fiscal 2016 EBIT of $1,803.6 million for MIP purposes, which was meaningfully above target. The level of net sales growth achieved for the year did not exceed the threshold levels required for the secondary metric to impact awards.

Business Plan Delivery. Once the performance metrics review was complete, the ConAgra Human Resources Committee considered the manner in which management executed the operating plan during the year. Reflecting on many operational and strategic accomplishments from the year, as set forth below, the ConAgra Human Resources Committee determined the financial performance results for fiscal 2016, before consideration of individual performance, warranted a payout level equal to 158% of target:

•	ConAgra exceeded its adjusted EPS goal;

•	ConAgra grew operating profit in its segments by more than 5%, expanded margins in its Consumer Foods segment, and delivered year-over-year growth in both volume and operating profit in its Commercial Foods segment;

•	ConAgra developed a robust plan to deliver $300 million in annual run-rate efficiencies by the end of fiscal 2018, with approximately $200 million of these efficiencies coming from reductions in its selling, general and administrative expenses and the remaining $100 million from trade spend efficiencies (ConAgra began to implement the program in fiscal 2016);

•	ConAgra began meaningfully transforming its portfolio;

•	ConAgra divested its Private Brands business;

•	ConAgra announced plans to separate ConAgra Foods into two public companies, Conagra Brands and Lamb Weston;

•	During the fourth quarter of fiscal 2016 and shortly thereafter, ConAgra announced agreements to divest two smaller, non-core businesses in its Commercial Foods business – Spicetec Flavors & Seasonings and J.M. Swank (which transactions were completed in the first quarter of fiscal 2017);

•	ConAgra strengthened its balance sheet during fiscal 2016, and using the proceeds from its portfolio transformation repaid approximately $2.4 billion of debt during fiscal 2016;

•	During fiscal 2016, ConAgra took steps to transform its culture, including by announcing the relocation of its corporate headquarters to Chicago, Illinois. The new headquarters location was selected to enable greater collaboration across ConAgra’s teams while enhancing its ability to attract and retain top talent. The move was completed shortly after the end of the fiscal year;

•	ConAgra maintained its annual dividend rate of $1.00 per share during fiscal 2016; and

•	The closing market price of ConAgra common stock rose from $38.87 per share on the first trading day of fiscal 2016 to $45.29 per share on the last trading day of fiscal 2016. With dividends, this represented a total return to ConAgra stockholders of 19.1%. On a three-year basis, from fiscal 2014 through fiscal 2016, the closing market price of ConAgra common stock grew from $34.98 per share on the first trading day of fiscal 2014 to $45.29 per share on the last trading day of fiscal 2016. With dividends, this represented a total return to ConAgra stockholders of 38.1%.

Award to Mr. Werner. The ConAgra Human Resources Committee’s final consideration was to determine Mr. Werner’s individual fiscal 2016 MIP payout. This process involved an assessment of Mr. Werner’s individual performance. The ConAgra Human Resources Committee considered the factors discussed above under the heading “Considerations for Mr. Werner” when determining the fiscal 2016 MIP payouts. Mr. Connolly’s input on the individual contribution of Mr. Werner, and his recommendations on program payouts, also assisted the ConAgra Human Resources Committee in approving Mr. Werner’s MIP payout. The ConAgra Human Resources Committee has indicated that it believed that the MIP award paid to Mr. Werner for fiscal 2016 is consistent with the level of accomplishment by ConAgra and Mr. Werner, as described in this section.

Named Executive Officer	Target Payout	Actual MIP Payout	Actual Payout as a % of Target
Mr. Werner	$350,923	$637,626	181.7%

Long-Term Incentive Plan

The ConAgra Human Resources Committee has indicated that it firmly believes in aligning ConAgra executive officers’ interests with those of ConAgra stockholders. The significant extent to which equity was included in Mr. Werner’s compensation opportunity evidences this belief. The long-term incentive plan for Mr. Werner has historically been the primary vehicle for delivering this equity-based compensation.

In fiscal 2016, the ConAgra Human Resources Committee determined that it was appropriate to award stock options, performance shares and service-based RSUs to Mr. Werner. A goal of the ConAgra Human Resources Committee’s executive compensation program was long-term commitment to and continuity of employment with ConAgra. RSUs, which were designed to cliff-vest at the end of three-years, assisted with this goal.

The actual number of stock options, RSUs and targeted performance shares granted under the long-term incentive plan for fiscal 2016 was determined using a value-based approach. Mr. Werner was provided a total targeted grant value, based on the considerations discussed above under “Considerations for Mr. Werner.” Fifty percent (50%) of the total targeted value was delivered as performance shares, 25% of the total targeted value was delivered as RSUs and 25% of the total targeted value was delivered as stock options. Performance share and RSUs grant sizes were determined by dividing the dollar value of the targeted opportunity by the average of the closing market price of ConAgra common stock for the 30 trading days as of 10 trading days prior to, and not including, the date of grant. Stock option grant details were determined by multiplying the number of RSUs granted by six. The ConAgra Human Resources Committee used this approach to deliver what it has indicated it views as an equal mix of stock options and RSUs to participants.

Each element of the long-term incentive plan is discussed more fully below.

Stock Options. The use of stock options was designed to directly align Mr. Werner’s interests with those of ConAgra stockholders. All options granted for fiscal 2016 have a ten-year term and were designed to have an exercise price equal to the closing market price of ConAgra common stock on the date of grant. The options vest 33% on each of the first three anniversaries of the grant date, generally subject (as originally designed) to continued employment with ConAgra.

The number of options granted to Mr. Werner during fiscal 2016 is set forth below:

Named Executive Officer	Stock Options Granted During Fiscal 2016
Mr. Werner	40,458

The ConAgra Human Resources Committee considered the factors discussed above under the heading “Considerations for Mr. Werner” when determining the size of this particular grant. This grant was made on August 28, 2015 with an exercise price of $41.73 per share. The grant date fair value of the stock options awarded to Mr. Werner is included in the “Option Awards” column of the Summary Compensation Table – Fiscal 2016.

Restricted Stock Units. RSUs were designed to generally represent the right to receive a defined number of shares of ConAgra common stock after completing a period of service established at the date of grant. All RSUs granted for fiscal 2016 generally vest in full on the third anniversary of the date of grant, generally subject (as originally designed) to continued employment with ConAgra. RSUs granted in fiscal 2016 are not entitled to dividend equivalents.

The number of RSUs granted to Mr. Werner in the fiscal 2016 long-term incentive program is set forth below.

Named Executive Officer	RSUs Granted During Fiscal 2016
Mr. Werner	6,743

The ConAgra Human Resources Committee considered the factors discussed above under the heading “Considerations for Mr. Werner” when determining the size of this particular grant. This grant was made on August 28, 2015. The grant date fair value of the RSUs awarded to Mr. Werner is included in the “Stock Awards” column of the Summary Compensation Table – Fiscal 2016.

Performance Shares. Performance shares were designed to represent an opportunity to earn a defined number of shares of ConAgra common stock if ConAgra achieves pre-set, three-year performance goals. Dividend equivalents are paid on the portion of the performance shares actually earned and were designed to be paid at the regular dividend rate in shares of ConAgra common stock.

The targeted number of performance shares granted to Mr. Werner in fiscal 2016, together with the performance share grants made under the comparable program in fiscal 2015 and fiscal 2014, are set forth below.

Named Executive Officer	Targeted Performance Shares for Fiscal 2016 to 2018 Cycle	Targeted Performance Shares for Fiscal 2015 to 2017 Cycle	Targeted Performance Shares for Fiscal 2014 to 2016 Cycle
Mr. Werner	13,486	9,580	5,471

Pre-Established Financial Goals. For the fiscal 2014 to 2016 and fiscal 2015 to 2017 cycles of the PSP, the actual number of shares of ConAgra common stock earned by Mr. Werner was designed to tie to ConAgra’s performance against three-year average EBITDA return on capital and three-year average net sales growth goals. The ConAgra Human Resources Committee selected these financial metrics because it believed they have a positive impact on shareholder value.

For the fiscal 2016 to 2018 cycle of the PSP, the ConAgra Human Resources Committee chose to approve the additional performance goals in a multi-step process. This shift was a result of the significant amount of change being led by Mr. Connolly. At the time of incentive plan goal setting for fiscal 2016, Mr. Connolly was only four months into his tenure. The portfolio, cost and cultural overhauls he identified had just commenced. In addition, strategic alternatives were being launched for a major business unit, Private Brands. As a result, multi-year performance objectives were challenging to set; the ConAgra Human Resources Committee decided to set the pre-established financial goals relevant to the fiscal 2016 to 2018 PSP in stages.

In August 2015, the ConAgra Human Resources Committee approved the first set of underlying goals for the fiscal 2016 to 2018 PSP. The ConAgra Human Resources Committee approved a ConAgra fiscal 2016 EBITDA return on capital goal and applied such goal to only 33% of the total targeted fiscal 2016 to 2018 award, which we refer to as the 2016 tranche. The ConAgra Human Resources Committee agreed to approve underlying goals for the remaining 67% of the targeted award in the future. The ConAgra Human Resources Committee also chose to eliminate the ConAgra net sales growth goal for the 2016 tranche. Achievement of ConAgra’s net sales commitments to stockholders remained a priority. However, the ConAgra Human Resources Committee determined that ConAgra profit improvement was a more important focus area for the near-term.

The grant date fair value of Mr. Werner’s performance shares granted under the fiscal 2016 to 2018 cycle, based on the probable outcome of the performance conditions for such period, is included in the “Stock Awards” column of the Summary Compensation Table – Fiscal 2016.

More information on the underlying metrics in the ConAgra PSP cycles follows.

•	Primary Metric – ConAgra EBITDA Return on Capital. In each of the cycles of the PSP that were outstanding during fiscal 2016 (in other words, fiscal 2014 to 2016, fiscal 2015 to 2017 and fiscal 2016 to 2018), ConAgra EBITDA return on capital was a key metric. This metric is calculated by dividing ConAgra EBITDA by ConAgra average invested capital as follows:

ConAgra EBITDA	=	ConAgra earnings before interest and taxes + depreciation and amortization expense
ConAgra Average Invested Capital	=	ConAgra interest bearing debt + ConAgra equity (13 period average)

The operating results were designed to be adjusted for items impacting comparability of results. The ConAgra EBITDA return on capital goals under the outstanding PSP cycles are as follows:

Plan Cycle	Threshold 3-Year Average ConAgra EBITDA return on capital (25% payout)	Target 3-Year Average ConAgra EBITDA return on capital (100% payout)	Maximum 3-Year Average ConAgra EBITDA return on capital (200% payout)
Fiscal 2014 to 2016	14.6%	17.9%	19.9%
Fiscal 2015 to 2017	14.2%	17.5%	19.5%

Achievement of the threshold level of three-year average ConAgra EBITDA return on capital for each of the fiscal 2014 to 2016 cycle and the fiscal 2015 to 2017 cycle was designed to result in a payout equal to 25% of Mr. Werner’s approved target opportunity. Target performance was designed to result in a payout equal to 100% of the opportunity. The maximum number of shares of ConAgra common stock that were designed to be earned under the primary metric of ConAgra EBITDA return on capital for each of these two cycles is 200% of the targeted number of performance shares granted.

Plan Cycle	Threshold ConAgra EBITDA return on capital (0% payout as to 1/3 of targeted award)	Target ConAgra EBITDA return on capital (100% payout as to 1/3 of targeted award)	Maximum ConAgra EBITDA return on capital (200% payout as to 1/3 of targeted award)
2016 Tranche of Fiscal 2016 to 2018	20.2%	22.8%	25.1%

For the fiscal 2016 to 2018 cycle, failure to achieve greater than the threshold level of ConAgra EBITDA return on capital for fiscal 2016 was designed to result in a payout equal to 0% of Mr. Werner’s approved target opportunity as to the 2016 tranche.

Performance at a level equal to target was designed to result in a payout equal to 100% of the opportunity for the 2016 tranche. The maximum number of shares of ConAgra common stock that was designed to be earned for the 2016 tranche is 200% of one-third of the granted award.

•	Secondary Metric – ConAgra Net Sales Growth. In both the fiscal 2014 to 2016 and fiscal 2015 to 2017 cycles of the PSP, the ConAgra Human Resources Committee chose to include a secondary metric: average ConAgra net sales growth. There is no secondary metric applicable to the 2016 tranche. For the two cycles in which the ConAgra net sales growth goal is relevant, minimum levels of ConAgra EBITDA return on capital were designed to be achieved before the ConAgra average net sales growth feature is assessed: 15.9% in the fiscal 2014 to 2016 cycle and 15.5% in the fiscal 2015 to 2017 cycle. Upon attainment of these amounts, up to 20 additional points of funding were designed to be earned based on the secondary metric of three-year average ConAgra net sales growth. Three-year average ConAgra net sales growth of 7% or more was designed to fund the fiscal 2014 to 2016 cycle by an additional 20 points; three-year average ConAgra net sales growth of 4.5% or more was designed to fund the fiscal 2015 to 2017 cycle an additional 20 points. As a result of the two-metric structure, high levels of ConAgra financial performance was designed to result in payouts up to a total of 220% of targeted shares under each of these cycles.

The ConAgra Human Resources Committee has indicated that, at the time the target levels of performance were set for each of the outstanding cycles, it believed them to appropriately balance the interests of ConAgra stockholders and participants.

Awards Earned for Fiscal 2014 to 2016 Cycle. At the end of fiscal 2016, the fiscal 2014 to 2016 cycle of the long-term incentive program concluded. After taking into account reported results and the approved adjustments

(the use of adjustments approved by the ConAgra Human Resources Committee and applicable to the cycle is described below under “Use of Adjustments in Compensation Decisions”), ConAgra achieved three-year average EBITDA return on capital of 15.7%. According to the pre-established goals, this performance level equated to a payout of 25% of the targeted performance share awards; the ConAgra EBITDA return on capital performance did not reach levels that would permit the average ConAgra net sales growth feature to apply. The ConAgra Human Resources Committee did not exercise additional discretion to increase or decrease final payouts.

The table below lists the number of shares of ConAgra common stock that were issued to Mr. Werner following fiscal 2016 for the fiscal 2014 to 2016 cycle of the PSP. The noted amounts include dividend equivalents on earned shares, which were paid in additional ConAgra shares.

Named Executive Officer	Target Performance Shares Granted for Fiscal 2014 to 2016 Cycle	Actual Performance Shares Earned for Fiscal 2014 to 2016 Cycle	Actual as % of Target (with Dividend Equivalents)
Mr. Werner	5,471	1,475	27%

Awards Under the Fiscal 2015 to 2017 Cycle. The fiscal 2015 to 2017 cycle of the PSP was ongoing at the end of fiscal 2016 and thus no payouts had yet been earned as of the end of fiscal 2016.

Awards Notionally Earned for Fiscal 2016 Tranche of the Fiscal 2016 to Fiscal 2018 Cycle. At the end of fiscal 2016, the underlying performance metric applicable to the 2016 tranche could be calculated. After taking into account reported results and the approved adjustments (the use of adjustments approved by the ConAgra Human Resources Committee and applicable to the 2016 tranche is described below under “Use of Adjustments in Compensation Decisions”), ConAgra achieved one-year EBITDA return on capital of 25.1%. According to the pre-established goals, this level of performance permitted payout at the maximum level (200% of target) for the 2016 tranche for Mr. Werner. This percentage was designed to still be adjusted by the ConAgra Human Resources Committee prior to payout in early fiscal 2019, depending on its further evaluation of performance under the applicable underlying metrics and other considerations. The ConAgra Human Resources Committee has not yet exercised additional discretion to increase or decrease final earned amounts.

Other Notes on Performance Shares. In general, performance shares that have not been paid at the time of a participant’s termination of employment are forfeited. An exception allows for pro rata payouts, based on actual plan performance, in the event of death, disability or retirement. The ConAgra Human Resources Committee has also retained the discretion to provide for payouts on termination when it finds it appropriate and in the best interest of ConAgra. To date, however, the ConAgra Human Resources Committee has not used this discretion.

Retention RSU Program

At the start of fiscal 2016, Mr. Connolly was beginning his tenure as CEO of ConAgra and mobilizing the organization in pursuit of a new strategic path. In light of the change underway and the need to retain key members of management, the ConAgra Human Resources Committee authorized a special retention RSU program for key leaders of ConAgra. The ConAgra Human Resources Committee consulted with F.W. Cook in connection with the adoption of the retention program. As a result of the program, effective July 17, 2015, RSUs in the amount set forth in the table below were granted to Mr. Werner. The actual number of RSUs granted to Mr. Werner was determined using a value-based approach. Mr. Werner was provided a total targeted grant value. The RSU grant size was determined by dividing the dollar value of the targeted opportunity by the average of the closing market price of ConAgra common stock for the 30 trading days as of 10 trading days prior to, and not including, the date of grant. All of the RSUs were granted under the ConAgra Foods, Inc. 2014 Stock Plan. These

RSUs were designed to generally cliff-vest at the end of three years, subject (as originally designed) to continued employment with ConAgra.

Named Executive Officer	Targeted Grant Value	RSUs Granted
Mr. Werner	$800,000	19,912

Key Elements of ConAgra’s Fiscal 2016 Non-Employee Director Compensation Program for Mr. McLevish

The fiscal 2016 compensation of Mr. McLevish as a ConAgra non-employee director consisted of the following key components:

Type	Component

Incentive Compensation	Short-term incentive opportunity (RSUs)

Fixed Compensation	Annual cash retainer

The number of RSUs granted to Mr. McLevish was determined by dividing $116,667 by the average closing price of ConAgra common stock on the NYSE for the 30 trading days prior to the grant date of July 17, 2015. The RSUs vested one year from the date of grant and were subject to continued service during the entire term. Vesting would have been accelerated in the event of Mr. McLevish’s death or permanent disability. If Mr. McLevish had no longer been serving one year from the date of grant, vesting would have been prorated 25% for each fiscal quarter during which he served for any amount of time. Dividend equivalents were paid on the RSUs at the regular dividend rate in shares of ConAgra stock (50 shares for Mr. McLevish through the end of fiscal 2016).

Other ConAgra Non-Employee Director Compensation Programs for Mr. McLevish:

In addition to the cash payment and equity award described above, Mr. McLevish was entitled to participate in the following programs during fiscal 2016:

•	A matching gifts program pursuant to which ConAgra would match up to $10,000 of Mr. McLevish’s charitable donations per fiscal year; and

•	A non-qualified deferred compensation plan through which Mr. McLevish could defer receipt of his cash or stock compensation. This program does not provide above-market earnings (as defined by SEC rules).

In fiscal 2016, Mr. McLevish did not participate in the matching gifts program.

Treatment of Outstanding ConAgra Equity Compensation in the Spinoff.

We currently anticipate that, in general, each outstanding ConAgra equity award held by Messrs. McLevish and Werner as of the spinoff will be converted into an award with respect to Lamb Weston common stock. In each case, the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ConAgra equity award.

Other Fiscal 2016 Compensation for Mr. Werner. The additional material elements of ConAgra’s compensation program for Mr. Werner during fiscal 2016 were as follows:

Benefit Programs. ConAgra offered a package of core employee benefits to Mr. Werner. With respect to health and welfare benefits, ConAgra offered health, dental and vision coverage and life and disability insurance. ConAgra and Mr. Werner shared in the cost of these programs. ConAgra also offered a matching-gifts program through the ConAgra Foods Foundation. To maximize community impact, the ConAgra Foods Foundation matches, dollar for dollar, donations employees make to eligible organizations, up to $1,000 in a calendar year.

With respect to retirement benefits, ConAgra maintains qualified 401(k) retirement plans (with a company match on employee contributions) and qualified pension plans. Mr. Werner was entitled to participate in these plans on the same terms as other ConAgra employees.

Mr. Werner also participated in a non-qualified pension plan, and voluntary deferred compensation plan offered by ConAgra. The non-qualified pension and voluntary deferred compensation plans permitted ConAgra to pay retirement benefits in amounts that exceed the limitations imposed by the Code under ConAgra’s qualified plans.

ConAgra’s voluntary deferred compensation plan allowed Mr. Werner to defer receipt of up to 50% of his base salary and 90% of his annual cash incentive compensation. The program permitted Mr. Werner to save for retirement in a tax-efficient way at minimal administrative cost to ConAgra. Participants in the program are not entitled to above-market (as defined by the SEC) or guaranteed rates of return on their deferred funds.

We include contributions made by ConAgra to Mr. Werner’s 401(k) plan and voluntary deferred compensation accounts in the “All Other Compensation” column of the Summary Compensation Table – Fiscal 2016. A complete description of these retirement programs is provided under the headings “Pension Benefits – Fiscal 2016” and “Non-Qualified Deferred Compensation – Fiscal 2016” below.

As a non-employee director on ConAgra’s board, Mr. McLevish did not participate in any of these other ConAgra benefits or retirement programs during fiscal 2016.

Change of Control / Severance Benefits. ConAgra has an agreement with Mr. Werner that was designed to help promote stability and continuity of senior management in the event of a ConAgra change of control. The ConAgra Human Resources Committee routinely evaluates participation in this program and its benefit levels to ensure their reasonableness. Since fiscal 2012, individuals promoted or hired into positions that, in the ConAgra Human Resources Committee’s view, are appropriate for change of control program participation have not been entitled to any excise tax gross-up protection. Although the ConAgra Human Resources Committee has indicated that it continues to believe in the importance of maintaining a change of control program, it has also indicated that it believes that offering excise tax gross-ups to new participants is inappropriate relative to best executive pay practices. The amounts potentially payable to Mr. Werner under his agreement can be found under the heading “Potential Payments Upon Termination or Change of Control.” ConAgra has also adopted a broad severance plan applicable to Mr. Werner.

As a non-employee director on ConAgra’s board, Mr. McLevish was not a party to similar change in control or severance benefits arrangements with ConAgra during fiscal 2016.

Use of Adjustments in ConAgra’s Compensation Decisions

To incent ConAgra management to make decisions that have positive long-term impacts, even at the expense of shorter term results, and to prevent one-time gains and losses from having too great of an impact on incentive payouts, the ConAgra Human Resources Committee designed its programs to exclude certain items impacting comparability from results in the fiscal 2016 MIP, the fiscal 2014 to 2016 cycle of the PSP and the 2016 tranche of the fiscal 2016 to 2018 cycle of the PSP. The underlying metrics for the fiscal 2016 MIP were fiscal 2016 ConAgra EBIT and ConAgra net sales goals. The underlying metrics for the fiscal 2014 to 2016 cycle of the PSP were ConAgra EBITDA return on capital and average ConAgra net sales growth. The metric for the 2016 tranche of the fiscal 2016 to 2018 cycle of the PSP was ConAgra EBITDA return on capital.

With respect to earnings-related measures, the ConAgra Human Resources Committee approved adjustments that are generally consistent with the adjustments presented to investors in ConAgra’s discussions of comparable earnings results.

ConAgra has indicated that its goal is to pay incentives based on the underlying business trends and results that its investors are using to measure management performance.

ConAgra Human Resources Committee’s Views on Our NEOs’ Stock Ownership

The ConAgra Human Resources Committee has adopted stock ownership guidelines applicable to Mr. Werner. These guidelines are represented as a percentage of salary. The ConAgra Human Resources Committee adopted these guidelines because it believed that Mr. Werner’s stock ownership promoted alignment with ConAgra stockholder interests. Mr. Werner was expected to reach his respective ownership requirement within a reasonable period of time after appointment. Shares of ConAgra common stock personally acquired by Mr. Werner through open market purchases or through ConAgra’s 401(k) plan or employee stock purchase plan, as well as RSUs and shares acquired upon the deferral of earned bonuses, are counted toward the ownership requirement. Neither unexercised stock options nor unearned performance shares are counted. The following table reflects ownership as of July 29, 2016 for Mr. Werner.

Named Executive Officer	Stock Ownership Guideline (% of Salary)	Actual Ownership (% of Salary) (1)
Mr. Werner	300%	664%

1.	Based on the average daily price of ConAgra common stock on the NYSE for the 12 months ended July 29, 2016 ($42.34) and the salary of Mr. Werner in effect as of July 29, 2016.

The ConAgra board maintained stock ownership requirements for its non-employee directors, including Mr. McLevish, during fiscal 2016. All ConAgra non-employee directors, including Mr. McLevish, were expected to acquire and hold shares of common stock of ConAgra with a value of at least $450,000 within five years following their first election to the ConAgra Board. Shares personally acquired by the ConAgra non-employee directors through open market purchases, as well as RSUs, and shares acquired upon the deferral of fees were counted toward the ownership requirement. Unexercised stock options were not counted. As of July 29, 2016, Mr. McLevish owned ConAgra common stock with a value of $352,226.

ConAgra Human Resources Committee’s Practices Regarding the Timing of Equity Grants

ConAgra has indicated that it does not backdate stock options or grant equity retroactively. ConAgra has also indicated that it does not coordinate grants of equity with disclosures of positive or negative information. All equity awards are granted with an exercise price (if applicable) equal to the closing price of ConAgra common stock on the NYSE on the date of grant. The vast majority of ConAgra stock option grants for a fiscal year are made in July at a regular ConAgra Human Resources Committee meeting.

In most instances, when ConAgra management proposes an off-cycle award or sign-on grant for a non-executive officer, the ConAgra Human Resources Committee considers approval of the grant at a regularly scheduled meeting. In the event management proposes a sign-on grant for a senior officer and a grant-related decision is necessary between regularly scheduled meetings, the ConAgra Human Resources Committee may hold a special meeting to consider the grant. If approved, the grant date will be the first trading day of the month on or following the officer’s date of hire.

Additional Information on the ConAgra Human Resources Committee’s Compensation Consultant

The ConAgra Human Resources Committee engaged F.W. Cook directly to assist it in obtaining and reviewing information relevant to compensation decisions. ConAgra Human Resources Committee policy prevents management from directly engaging the consultant without the prior approval of the ConAgra Human Resources Committee’s Chair. For fiscal 2016, F.W. Cook did not provide any additional services to ConAgra or its affiliates. The ConAgra Human Resources Committee reviews the types of services provided by the consultant and all fees paid for those services on a regular basis and conducts a formal evaluation of the consultant on an annual basis. The ConAgra Human Resources Committee has assessed the independence of F.W. Cook, as required under NYSE listing rules. The ConAgra Human Resources Committee has also considered and assessed all relevant factors, including those required by the SEC that could give rise to a potential conflict of interest with respect to F.W. Cook during fiscal 2016. Based on this review, the ConAgra Human Resources Committee did not identify any conflict of interest raised by the work performed by F.W. Cook.

Tax and Accounting Implications of the ConAgra Human Resources Committee’s Compensation Decisions

U.S. federal income tax law prohibits ConAgra from taking a tax deduction for certain compensation paid in excess of $1 million to ConAgra’s chief executive officer or any of ConAgra’s three other most highly compensated executive officers, other than the chief financial officer, who are employed as of the end of the year. This limitation does not apply to qualified performance-based compensation under federal tax law. Generally, this is compensation paid only if performance meets pre-established, objective goals based on performance metrics approved by ConAgra stockholders. The ConAgra Human Resources Committee has indicated that its general intent is to structure ConAgra’s executive compensation programs so that payments may be able to qualify as fully tax deductible. However, while the ConAgra Human Resources Committee has indicated that it believes it is in the best interests of ConAgra and its stockholders to have the ability to grant “qualified performance-based compensation” under Section 162(m) of the Code, the ConAgra Human Resources Committee has also indicated that it may decide from time to time to grant compensation that will not qualify as “qualified performance-based compensation” for purposes of Section 162(m) of the Code. Moreover, the ConAgra Human Resources Committee has indicated that even if it intends to grant compensation that qualifies as “qualified performance-based compensation” for purposes of Section 162(m) of the Code, ConAgra cannot guarantee that such compensation ultimately will be deductible by it.

For fiscal 2016, the annual incentive award to Mr. Werner was subject to, and made in accordance with, performance-based compensation arrangements that were intended to qualify as tax deductible. In order to achieve this potential result, the ConAgra Human Resources Committee approved a framework in which (1) maximum awards under this incentive program were authorized upon attainment of adjusted EPS of: $0.10 for the fiscal 2016 MIP; and (2) negative discretion would be applied by the ConAgra Human Resources Committee to decrease an authorized award based upon the program framework described above.

EXECUTIVE COMPENSATION

Summary Compensation Table—Fiscal 2016

The table below presents compensation information paid to or earned by our named executive officers under ConAgra’s compensation programs during fiscal 2016. As a non-employee director of ConAgra, Mr. McLevish had historically participated in ConAgra’s non-employee director compensation programs. Mr. Werner, as a named executive officer of ConAgra, had participated during fiscal 2016 in ConAgra’s executive compensation programs.

For more information about the ConAgra non-employee director compensation programs in which Mr. McLevish participated, see “ConAgra Non-Employee Director Compensation Programs (Applicable to Mr. McLevish)” above. For more information about Mr. Werner’s mix of base salary and annual incentive compensation to his total compensation, see the discussion above under “Key Elements of ConAgra’s Fiscal 2016 Executive Compensation Program for ConAgra’s NEOs (including Mr. Werner).” For more information about the material terms of the change of control agreement ConAgra entered into with Mr. Werner, see above under “Other Fiscal 2016 Compensation—Change of Control/Severance Benefits” and “Potential Payments Upon Termination or Change of Control” below.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compen -sation ($)(4)	Change in Pension Value and Non-qualified Deferred Compen- sation Earnings ($)(5)	All Other Compen- sation ($)(6)	Total ($)
Timothy R. McLevish,	2016	78,626	—	123,410	—	—	—	—	202,036
Executive Chairman

Thomas P. Werner,	2016	438,654	—	1,729,045	198,244	637,626	75,865	35,293	3,114,727
President and Chief Executive Officer

1.	For Mr. McLevish, reflects the pro-rated $90,000 annual cash retainer paid to non-employee directors of ConAgra based on his appointment to ConAgra’s board on July 15, 2015.
2.	Reflects the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC Topic 718, for stock awards (ConAgra RSUs and ConAgra performance shares, in the case of Mr. Werner, and ConAgra RSUs in the case of Mr. McLevish) granted during the 2016 fiscal year. For the ConAgra performance shares awarded to Mr. Werner in fiscal 2016 (the fiscal 2016 to fiscal 2018 cycle of the PSP), the amounts reported are based on the probable outcome of the relevant performance conditions as of the grant date. Assuming the highest level of performance is achieved for the ConAgra performance shares awarded in fiscal 2016 to Mr. Werner, the grant date fair value of these awards would have been $1,125,542.
3.	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock options granted during the 2016 fiscal year. Assumptions used in the calculation of these amounts are included in Note 14 to the consolidated financial statements contained in ConAgra’s Annual Report on Form 10-K for the 2016 fiscal year. No awards of ConAgra stock options were made to Mr. McLevish during fiscal 2016.
4.	For fiscal 2016, reflects the award earned by Mr. Werner under the fiscal 2016 MIP. A description of the fiscal 2016 MIP is included in our Compensation Discussion and Analysis above. As a non-employee director of ConAgra, Mr. McLevish did not participate in the fiscal 2016 MIP.
5.	The measurement date for pension value for fiscal 2016 was May 29, 2016. ConAgra does not offer above-market (as defined by SEC rules) or preferential earnings rates in its deferred compensation plans. For fiscal 2016, the entire amount for Mr. Werner reflects the aggregate change in the actuarial present value of pension amounts rather than non-qualified deferred compensation earnings. As a non-employee director of ConAgra, Mr. McLevish did not participate in ConAgra’s pension plans during fiscal 2016.

6.	The components of fiscal 2016 “All Other Compensation” include the following:

Named Executive Officer	Executive Physical / Security Costs / Home Office ($)(a)		Company Contribution to Defined Contribution Plans ($) (c)
Mr. McLevish	—		—
Mr. Werner	(b	)	35,292

(a)	The referenced amount is valued at the incremental cost to ConAgra of providing the benefit.

(b)	A (b) notation in lieu of a dollar amount indicates that Mr. Werner received the benefit but at an incremental cost to ConAgra of less than $25,000.

(c)	Reflects the qualified CRISP contributions by ConAgra to Mr. Werner’s account. In addition, ConAgra credited Mr. Werner’s account in the Voluntary Deferred Comp Plan (as further described below) with a non-elective contribution equal to 3% of eligible compensation in excess of the IRS limit. See the discussion under “Non-Qualified Deferred Compensation—Fiscal 2016.” Mr. McLevish elected to defer fees into the Directors’ Deferred Compensation Plan (as further described below); however, ConAgra did not make any contributions to that plan in fiscal 2016 on behalf of Mr. McLevish.

Grants of Plan-Based Awards—Fiscal 2016

The following table presents information about grants of plan-based ConAgra awards (equity and non-equity) during fiscal 2016 to our named executive officers. All equity-based grants were made under the stockholder-approved ConAgra Foods, Inc. 2014 Stock Plan and related to shares of ConAgra common stock. The number of ConAgra RSUs granted to Mr. McLevish was determined by dividing $116,667 (the $140,000 annual retainer normally paid to non-employee directors for a full fiscal year’s service pro-rated based on the number of months remaining in the fiscal year at the time of his appointment to the ConAgra board on July 17, 2015) by the average of ConAgra’s closing stock price on the NYSE for the 30 trading days prior to grant. The table includes certain ConAgra RSUs granted as of July 17, 2015 to Mr. Werner pursuant to a special retention program for key ConAgra leaders approved by the ConAgra Human Resources Committee. Please refer to “ConAgra Non-Employee Director Compensation Programs (Applicable to Mr. McLevish)—Overview of Fiscal 2016 ConAgra Non-Employee Director Compensation” above and “Other Fiscal 2016 Compensation—Retention RSU Program” above for further information about these grants.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Mr. McLevish	7/17/2015	—	—	—	—	—	—	2,777	—	—	123,410

Mr. Werner	—	—	350,923	772,031	—	—	—	—	—	—	—
	7/17/2015	—	—	—	—	—	—	19,912	—	—	884,889
	8/28/2015	—	—	—	—	13,486	26,972	—	—	—	562,771
	8/28/2015	—	—	—	—	—	—	6,743	—	—	281,385
	8/28/2015	—	—	—	—	—	—	—	40,458	41.73	198,244

1.

Amounts reflect award opportunities made available to Mr. Werner under the fiscal 2016 MIP discussed in our Compensation Discussion and Analysis. The actual payout earned under the program for fiscal 2016 for Mr. Werner can be found in the “Non-Equity Incentive Plan Compensation” column of the Summary

Compensation Table—Fiscal 2016. As a non-employee director of ConAgra, Mr. McLevish did not participate in the fiscal 2016 MIP.
2.	Amounts reflect the ConAgra performance shares granted to Mr. Werner under ConAgra’s long-term incentive program for the fiscal 2016 to 2018 cycle. All awards under the fiscal 2016 to 2018 cycle, including any above-target payouts, were designed to be earned based on ConAgra’s performance for the three fiscal years ending May 29, 2016, May 28, 2017 and May 27, 2018, respectively. Further information about these grants can be found in the section headed “Compensation Discussion and Analysis—Long-Term Incentive Plan” above. Final payouts were designed to be subject to full negative discretion by the ConAgra Human Resources Committee. As a non-employee director of ConAgra, Mr. McLevish did not participate in ConAgra’s long-term incentive plan for fiscal 2016.
3.	The grant date fair value of ConAgra performance shares granted to Mr. Werner under ConAgra’s long-term incentive program for the fiscal 2016 to 2018 performance cycle are based on the probable outcome of the relevant performance conditions as of the grant date (computed in accordance with FASB ASC Topic 718). The amounts reflected in this column are included in the “Stock Awards” and “Option Awards” columns, as applicable, of the Summary Compensation Table—Fiscal 2016.

Outstanding Equity Awards at Fiscal Year-End—Fiscal 2016

The following table lists all ConAgra stock options, ConAgra performance shares and ConAgra RSU awards outstanding as of May 29, 2016 for Messrs. Werner and McLevish.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercis- able (1)	Option Exercise Price ($)	Option Expir- ation Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(3)
Mr. McLevish	7/17/2015	—	—	—	—	2,827	128,035	—	—
Mr. Werner	7/15/2013	24,436	10,472	36.89	7/14/2023	—	—	—	—
	7/14/2014	22,992	34,490	30.89	7/13/2024	—	—	—	—
	8/28/2015	—	40,458	41.73	8/27/2025	—	—	—	—
	7/15/2013	—	—	—	—	5,818	263,497	—	—
	7/17/2015	—	—	—	—	19,912	901,814	—	—
	8/28/2015	—	—	—	—	6,743	305,390	—	—
	7/14/2014	—	—	—	—	—	—	22,073	999,686
	8/28/2015							27,296	1,236,236

1.	All ConAgra options were granted with an exercise price equal to the closing market price of ConAgra common stock on the NYSE on the date of grant. Mr. McLevish did not hold any outstanding ConAgra option awards at 2016 fiscal year-end. The vesting schedule for options that were outstanding but that could not be exercised at fiscal year-end for Mr. Werner is as follows:

		Vesting Schedule
Name	Unexercisable at FYE	# of Shares	Vesting Date
Werner	10,472	10,472	7/15/16
	34,490	17,245	7/14/16
		17,245	7/14/17
	40,458	13,486	8/28/16
		13,486	8/28/17
		13,486	8/28/18
2.	ConAgra RSUs granted to Mr. McLevish vest one year from the grant date. ConAgra RSUs granted to Mr. Werner vest in full on the third anniversary of the grant date.
3.	The market value of unvested or unearned ConAgra RSUs and unearned ConAgra shares is calculated using $45.29 per share, which was the closing market price of ConAgra common stock on the NYSE on the last trading day of fiscal 2016.
4.	Reflects, on separate lines, as of May 29, 2016, the target number of ConAgra shares that could be earned under the fiscal 2015 to 2017 cycle of the PSP, and the maximum number of ConAgra shares that could be earned under the fiscal 2016 to 2018 cycle of the PSP, plus accrued ConAgra dividend equivalents. The ConAgra performance shares were originally designed not to be earned unless ConAgra achieves the performance targets specified in the ConAgra plan. As originally designed, ConAgra shares earned under the fiscal 2015 to 2017 cycle, plus ConAgra dividend equivalents, would be distributed, if earned, following fiscal 2017, and ConAgra shares earned under the fiscal 2016 to 2018 cycle, plus ConAgra dividend equivalents, would be distributed, if earned, following fiscal 2018. As a non-employee director of ConAgra, Mr. McLevish did not participate in the PSP in fiscal 2016.

Option Exercises and Stock Vested—Fiscal 2016

The following table summarizes the ConAgra option awards exercised during fiscal 2016 by our named executive officers and the ConAgra performance shares that were earned and paid out to Mr. Werner for the fiscal 2014 to 2016 cycle of the PSP. As a non-employee director of ConAgra, Mr. McLevish did not participate in the PSP in fiscal 2016.

The performance period for the fiscal 2014 to 2016 cycle of the PSP ended on May 29, 2016. The column entitled “Stock Awards” below includes ConAgra shares earned under that cycle for cumulative three-year performance.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)
Mr. McLevish	—	—	—	—
Mr. Werner	—	—	10,475	474,421

1.	Pursuant to the terms of the PSP, dividend equivalents on earned ConAgra shares, paid in additional shares of ConAgra common stock, were also distributed to Mr. Werner. The ConAgra shares distributed to Mr. Werner through this dividend equivalent feature (and included in this table) were 107 ConAgra shares.

Pension Benefits—Fiscal 2016

ConAgra maintains a non-contributory defined benefit pension plan for all eligible employees, referred to as the Qualified Pension. Employees eligible to participate in the Qualified Pension are salaried employees of ConAgra hired prior to August 1, 2013, including Mr. Werner. The Qualified Pension was closed to new participants who joined ConAgra on or after August 1, 2013. Non-employee directors of ConAgra, including Mr. McLevish, are not entitled to participate in the Qualified Pension.

The pension benefit formula in the Qualified Pension applicable to Mr. Werner is determined by adding three components:

•	1.0% of Average Monthly Earnings (up to the integration level) multiplied by years of credited service with ConAgra (up to 35 years of credited service);

•	1.44% of Average Monthly Earnings (over the integration level) multiplied by years of credited service with ConAgra (up to 35 years of credited service); and

•	1.0% of Average Monthly Earnings multiplied by years of credited service with ConAgra over 35 years.

“Average Monthly Earnings” is the monthly average of Mr. Werner’s annual compensation from ConAgra for the highest five consecutive years of the final ten years of his service. Only salary and annual incentive payments (reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table—Fiscal 2016) are considered in computing Average Monthly Earnings. The integration level is calculated by the Internal Revenue Service, or IRS, by averaging the last 35 years of Social Security taxable wages, up to and including the year in which Mr. Werner’s employment ends.

Mr. Werner is vested in the pension benefit once he has five years of vesting service with ConAgra. Pension benefits become payable to Mr. Werner at the normal retirement age of 65, or age 60 if he has 25 or more years of service. The Qualified Plan defines early retirement as age 55 with 10 years of service. There is no payment election option that would impact the amount of annual benefits Mr. Werner would receive.

Mr. Werner participates in a supplemental retirement plan (which we refer to in the table below as the Non-Qualified Pension). To the extent that his benefit under the Qualified Pension exceeds the limit on the maximum annual benefit payable under the Employee Retirement Income Security Act of 1974 or Mr. Werner’s Average Monthly Earnings exceed the limit under the Code on the maximum amount of compensation that can be taken into account under the Qualified Pension, payments are made under the Non-Qualified Pension. The retirement age and benefit formulas are the same as those used for the Qualified Plan except as described in the following paragraphs.

Generally, Mr. Werner’s benefit under the Non-Qualified Pension is payable in installments beginning in January following his separation from service or disability, but he may also elect to receive the payment as a lump sum and elect a specified year in which payment will be made or commence, or elect to receive his benefit in the form of annuity payments. Elections regarding the time and form of payment are intended to comply with Section 409A of the Code, and certain payments to executives meeting the definition of a “specified employee” under Section 409A of the Code will be delayed for six months after the date of the separation from service.

Pension Benefits—Fiscal 2016

The Present Value of Accumulated Benefit reported in the table below represents the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the ConAgra plan’s measurement date of May 29, 2016.

Name	Plan Name(1)	Number of Years Credited Service (#)(2)	Present Value of Accumulated Benefit ($)(3)
Mr. McLevish	—	—	—
Mr. Werner	Qualified Pension	17.2	71,966
	Non-Qualified Pension	17.2	3,899

1.	Qualified Pension refers to the ConAgra Foods, Inc. Pension Plan for Salaried Employees, and Non-Qualified Pension refers to the ConAgra Foods, Inc. Nonqualified Pension Plan. There were no plan payments for fiscal 2016.
2.	The number of years of credited service with ConAgra is calculated as of May 29, 2016, which is the pension plan measurement date used for ConAgra’s financial statement reporting purposes.
3.	The valuation methodology and all material assumptions applied in quantifying the present value of the accumulated benefit are presented in footnote 19 to ConAgra’s financial statements included in ConAgra’s Annual Report on Form 10-K for the fiscal year ended May 29, 2016.

Non-Qualified Deferred Compensation—Fiscal 2016

The table following this summary of certain of ConAgra’s non-qualified deferred compensation plans shows the non-qualified deferred compensation activity for Messrs. McLevish and Werner during fiscal 2016. The amounts shown include amounts deferred under the ConAgra Foods, Inc. Directors’ Deferred Compensation Plan (for Mr. McLevish), which is ConAgra’s voluntary deferred compensation plan for non-employee directors, and the ConAgra Foods, Inc. Amended and Restated Voluntary Deferred Compensation Plan, as amended, or Voluntary Deferred Comp Plan (for Mr. Werner), which is ConAgra’s voluntary deferred compensation plan for certain domestic management-level employees.

ConAgra Foods, Inc. Directors’ Deferred Compensation Plan

Mr. McLevish, as a non-employee director of ConAgra, is entitled to participate in the ConAgra Foods, Inc. Directors’ Deferred Compensation Plan through which he may defer receipt of all or a portion of his cash or stock compensation. The investment alternatives for deferred amounts are an interest bearing account, a ConAgra stock account and other hypothetical investments permitted by the ConAgra Foods Employee Benefits Investment Committee. Amounts deferred into the ConAgra stock account, together with earnings and dividends thereon, were designed to be ultimately distributed in shares of ConAgra common stock. Amounts deferred into the interest bearing account or the hypothetical investment accounts are ultimately distributed in cash. An election to participate in the Directors’ Deferred Compensation Plan must be timely filed with ConAgra in accordance with IRS requirements.

In general, as originally designed, all amounts deferred under the Directors’ Deferred Compensation Plan will be distributed in cash and/or in shares of ConAgra common stock in January following Mr. McLevish’s separation from service and may be made in a lump sum or annual or semi-annual installments over a period of up to ten years.

Elections regarding the time and form of payment are intended to comply with Section 409A of the Code, and certain payments to non-employee directors meeting the definition of a “specified employee” under Section 409A will be delayed for six months after the date of the separation from service. Mr. McLevish was eligible to make hardship withdrawals from the Directors’ Deferred Compensation Plan under certain circumstances, but no hardship withdrawals were requested by Mr. McLevish during fiscal 2016.

ConAgra Foods, Inc. Amended and Restated Voluntary Deferred Compensation Plan, as Amended

ConAgra’s Voluntary Deferred Comp Plan allows certain domestic management-level employees of ConAgra whose salary is $125,000 or more per year, including Mr. Werner, to defer receipt of 5% to 50% of their salary received from ConAgra and up to 90% of their ConAgra annual incentive payment. The investment alternatives for deferred amounts are an interest bearing account, a ConAgra stock account or other investment options that mirror those available under the ConAgra Foods Retirement Income Savings Plan, or Qualified CRISP, which is ConAgra’s qualified 401(k) plan. The ConAgra stock account includes a dividend reinvestment feature that converts dividends paid by ConAgra into additional shares of ConAgra. Amounts deferred into the ConAgra stock account, together with earnings and dividends thereon, are ultimately distributed in shares of ConAgra common stock. Amounts deferred into the interest bearing account or the accounts that mirror those available under the Qualified CRISP funds are ultimately distributed in cash. An election to participate in the Voluntary Deferred Comp Plan must be timely filed with ConAgra in accordance with IRS requirements.

ConAgra’s Voluntary Deferred Comp Plan also provides non-qualified matching contribution retirement benefits to those ConAgra employees not receiving such benefits, including Mr. Werner who does not participate in the ConAgra Foods, Inc. Amended and Restated Non-Qualified CRISP Plan, as amended. The Voluntary Deferred Comp Plan provides for company matching contributions and company non-elective contributions to the Voluntary Deferred Comp Plan for eligible participants for amounts of salary and bonus that are above IRS limits.

The ConAgra matching contribution is made by ConAgra at the end of each calendar year. At that time, ConAgra credits an eligible participant’s account in the Voluntary Deferred Comp Plan with (1) a matching contribution equal to a dollar for dollar match, limited to 6% of compensation earned by the participant and paid by ConAgra in excess of the IRS limit and (2) a non-elective contribution equal to 3% of an eligible participant’s compensation in excess of the IRS limit. Eligible participants are allowed to defer no more than 50% of their base salary and no more than 90% of their annual incentive payment that exceeds the IRS limit. Matching contributions and non-elective contributions will be credited on or about December 31st of each year if the eligible participant earns in excess of the IRS limit and the participant is actively employed at the end of the calendar year.

The Voluntary Deferred Comp Plan also provides that, unless ConAgra determines otherwise with respect to a participant, the interest of each participant in his matching contributions and non-elective contributions will be 100% vested.

With respect to distributions from the Voluntary Deferred Comp Plan, an individual who departs from ConAgra who was neither retirement nor early retirement eligible (generally, age 55 and 10 years of service) under the Qualified Pension is required to take distributions of certain amounts earned and vested prior to 2005, or grandfathered amounts, in a lump sum payment in the quarter end following the individual’s separation from service. An executive who retires or who retires after meeting the early retirement provisions of the Qualified Pension will receive his grandfathered amounts in annual installments.

In general, all Voluntary Deferred Comp amounts other than the grandfathered amounts, which we refer to as the other amounts, were originally designed to be distributed in cash in a lump sum and/or in shares of ConAgra common stock in January following the individual’s separation from service.

Mr. Werner may also elect to receive the other amounts at certain other times, including within 90 days following the earlier of separation from service or either the occurrence of a change of control of ConAgra or 18 months following the occurrence of a change of control of ConAgra. Elections regarding the time and form of payment are intended to comply with Section 409A of the Code, and certain payments to executives meeting the definition of a “specified employee” under Section 409A will be delayed for six months after the date of the separation from service. Mr. Werner was entitled to make hardship withdrawals from the Voluntary Deferred Comp Plan under certain circumstances, but no hardship withdrawals were requested by Mr. Werner during fiscal 2016.

Non-Qualified Deferred Compensation—Fiscal 2016

Name	Plan(1)	Executive Contributions in Last FY ($)(2)	Registrant Contributions in Last FY ($)(3)	Aggregate Earnings in Last FY ($)(4)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)(5)
Mr. McLevish	Directors’ Deferred Comp Plan	78,626	—	6,790	—	85,416
Mr. Werner	Non-Qualified CRISP	—	—	—	—	—
	Voluntary Def Comp Plan	54,031	25,213	98,110	—	984,153

1.	Directors’ Deferred Comp Plan refers to the ConAgra Foods, Inc. Directors’ Deferred Compensation Plan. Non-Qualified CRISP refers to the ConAgra Foods, Inc. Amended and Restated Non-Qualified CRISP Plan, as amended, and Voluntary Def Comp Plan refers to the ConAgra Foods, Inc. Amended and Restated Voluntary Deferred Compensation Plan, as amended.
2.	The amounts reported for the Directors’ Deferred Comp Plan are reported in the “Salary” column of the Summary Compensation Table—Fiscal 2016. The amounts reported for the Voluntary Def Comp Plan are included in the “Salary” column of the Summary Compensation Table—Fiscal 2016.
3.	For Mr. Werner, the amount reported for the Voluntary Def Comp Plan is included in the “All Other Compensation” column of the Summary Compensation Table—Fiscal 2016. This amount, together with ConAgra’s match on executive contributions to the Qualified CRISP, are disclosed in the column labeled “Company Contribution to Defined Contribution Plans” in the table included as footnote 5 to the Summary Compensation Table—Fiscal 2016.
4.	Neither ConAgra’s Directors’ Deferred Comp Plan nor its Voluntary Def Comp Plan offers above market earnings (as defined by SEC rules). As a result, none of these earnings are included in the Summary Compensation Table—Fiscal 2016.
5.	Mr. Werner had prior contributions to the Voluntary Def Comp Plan of $506,031. These amounts reflect contributions only and do not include accumulated earnings or losses. The amount in this column includes the amount reflected in the “Executive Contributions in Last FY” column.

Potential Payments Upon Termination or Change of Control

Mr. McLevish’s service on the ConAgra board, and Mr. Werner’s employment with ConAgra, could have ended or terminated as of May 27, 2016 under several possible scenarios. In some of those scenarios, ConAgra’s plans, agreements and arrangements would have provided severance benefits in varying amounts to Mr. Werner (as an employee of ConAgra). Further, ConAgra’s plans, agreements and arrangements would have provided for certain benefits (or for acceleration of certain benefits) upon a change of control. Severance and other benefits that would have been payable upon a termination of service, termination of employment or upon a change of control are described below.

The tables following the narrative discussion summarize amounts that would have been payable upon termination or a change of control under varying circumstances, assuming that the change of control occurred on, or that the director’s service or the executive’s employment, as applicable, terminated on, May 27, 2016, the last business day of ConAgra’s fiscal 2016. Other key assumptions used in compiling the tables are set forth immediately preceding each table. In the event of an actual triggering event under any of the plans, agreements and arrangements discussed in this section, all benefits would have been paid in accordance with, and at times permitted by, Section 409A of the Code.

Severance Pay Plan

ConAgra maintains a severance pay plan that provides severance guidelines for all salaried employees. Any benefits payable under the program are at the sole and absolute discretion of ConAgra; for any particular employee, ConAgra may elect to provide severance as suggested by the plan or to provide benefits equal to, greater than or less than those provided in the guidelines. As a non-employee director of ConAgra, Mr. McLevish was not covered by the plan, but Mr. Werner was potentially covered by the plan.

Under the severance pay plan, the severance guideline for Mr. Werner would have been 52 weeks of salary continuation, plus one additional week of salary continuation for each year of continuous service with ConAgra prior to separation. The guidelines would have also provided that upon notice that Mr. Werner had obtained new employment, ConAgra would provide him with a lump sum payment equal to 50% of the severance pay remaining; the other 50% would be forfeited. In addition, the guidelines would provide for the provision during this period of the same type and level of health plan coverage that was in effect immediately prior to Mr. Werner’s termination of employment, up to a maximum of 18 months.

If Mr. Werner would be entitled to receive a severance payment under a change of control agreement (described below), ConAgra would not have been required to make payments to him under the severance plan.

Annual Management Incentive Plan (the “MIP”)

The following terms of ConAgra’s MIP govern the impact of specific separation events not covered by an individual agreement:

•	Involuntary termination due to position elimination: If Mr. Werner’s position would have been involuntarily eliminated after August 30, 2015 (for business reasons not related to performance), he would have remained eligible for award consideration. The amount of any earned award would have been prorated for the number of days he was eligible to participate in the plan.

•	Termination due to retirement: If Mr. Werner would have retired from ConAgra (as defined in the Qualified Pension Plan) during the fiscal year, he would have been eligible for a prorated incentive award based on the number of days he was eligible to participate in the plan.

•	Termination due to death or disability: Any incentive payment for which Mr. Werner would have been eligible would be prorated to the date of his termination and paid to him or his estate, as applicable.

Except as might otherwise be required by law, in the absence of one of the foregoing events (or a specific agreement with ConAgra), Mr. Werner would have forfeited his fiscal 2016 MIP award if he had failed to be an active employee of ConAgra at the end of the 2016 fiscal year. Any prorated award would have been based on actual performance of ConAgra for the fiscal year and would have been payable after the end of such fiscal year when payments were made to other participants.

The change of control agreement, described below, would have governed the payment of annual incentive awards in the event of a change of control.

As a non-employee director of ConAgra, Mr. McLevish did not participate in the fiscal 2016 MIP.

RSUs Granted to Mr. McLevish

The following terms generally govern the impact of a cessation of services to ConAgra’s board on outstanding ConAgra RSUs granted to Mr. McLevish as a ConAgra non-employee director:

•	Cessation of services for any reason other than death, disability or a change of control: Mr. McLevish’s unvested ConAgra RSUs would have vested on a prorated basis (25% for each fiscal quarter during which he served on ConAgra’s board for any amount of time).

•	Cessation of services due to death or disability: All of Mr. McLevish’s unvested ConAgra RSUs would have automatically vested.

•	Upon a change of control: All of Mr. McLevish’s unvested ConAgra RSUs would have vested unless a replacement award was granted to him. If a replacement award was granted, such replacement award would have then fully vested if Mr. McLevish’s service on the board were to cease, other than voluntarily by him, within one year after the change in control.

Long-Term Incentive Plan—Performance Shares

The following terms of the PSP would have governed the impact of a separation from ConAgra on the ConAgra performance shares granted to Mr. Werner under the fiscal 2014 to 2016, fiscal 2015 to 2017 and fiscal 2016 to 2018 cycles of the PSP:

•	Termination for any reason other than death, disability or retirement: Mr. Werner would have forfeited all ConAgra performance shares granted that had not been paid at the date of termination, whether or not the shares were earned as of such date. The ConAgra Human Resources Committee would have had the discretion to pay out some or all of the forfeited ConAgra performance shares if (i) they would have been earned based on performance of ConAgra and (ii) the ConAgra Human Resources Committee deemed such a payout appropriate and in the best interests of ConAgra. Such ConAgra performance shares would have been distributed to Mr. Werner at the same time they were distributed to other participants who remain employed by ConAgra.

•	Termination due to disability or retirement: Mr. Werner would have received a pro rata share of the ConAgra performance shares that would have been earned for the full performance period, prorated based upon the full number of fiscal years completed during the performance period as of his termination date if such performance shares would have been earned based on performance of ConAgra. Such ConAgra performance shares would have been distributed to Mr. Werner at the same time they were distributed to other participants who remain employed by ConAgra.

•	Termination due to death: Mr. Werner would have received a pro rata share of the targeted ConAgra performance shares based on the number of full fiscal years in the performance period during which he was employed. For example, upon a June 15, 2016 death, Mr. Werner would have been eligible for a payout at actual performance for the fiscal 2014 to 2016 award, since the performance period ended prior to his death, and he would have been eligible for a payout at targeted levels for two-thirds of the total fiscal 2015 to 2017 award and one-third of the total fiscal 2016 to 2018 award.

•	Upon a change of control, the ConAgra board or the ConAgra Human Resources Committee could have exercised its discretion to pay Mr. Werner all or a portion of his outstanding ConAgra performance shares. Change of control under this program has the same definition as in the change of control agreement described below.

Long-Term Incentive Plan—Stock Options

The following terms generally govern the impact of a separation from ConAgra on outstanding ConAgra stock options granted to Mr. Werner:

•	Termination for any reason other than death, disability, early retirement or retirement: Mr. Werner would have forfeited all ConAgra options unvested at the date of termination and would have had 90 days to exercise vested ConAgra options. ConAgra options granted under the 2014 Stock Plan would have been eligible for pro rata vesting, if a termination due to job elimination, divestiture, or reduction in force would have occurred at least one year from the date of grant.

•	Termination due to disability or early retirement: All vested ConAgra options would have been exercisable for three years after termination (but not beyond the end of the seven-year or ten-year term of such options). Mr. Werner would have forfeited all other ConAgra options that had not vested at the date of termination. ConAgra options granted under the 2014 Stock Plan would have been eligible for pro rata vesting, if the termination would have occurred at least one year from the date of grant.

•	Termination due to death: All unvested ConAgra options would have automatically become vested and exercisable, and such options would have remained exercisable for three years following Mr. Werner’s death (but not beyond the end of the seven-year or ten-year term of such options).

•	Termination due to normal retirement: All unvested ConAgra options would have automatically become vested and exercisable. Such options would have remained exercisable for three years following termination (but not beyond the end of the seven-year or ten-year term of such options).

Each of the agreements evidencing outstanding awards of ConAgra stock options that were entered into prior to October 2014 provide that the vesting of the award would accelerate upon a change of control. Award agreements entered into after October 2014 provide for “double-trigger” vesting, which would require both a change of control event and a qualifying termination of employment (or a failure of the surviving company to provide a replacement award) to trigger vesting.

Long-Term Incentive Plan—RSUs

The following terms generally govern the impact of a separation from ConAgra on outstanding ConAgra RSUs granted to Mr. Werner:

•	Termination for any reason other than death, disability, early retirement or retirement: Mr. Werner would have forfeited all ConAgra RSUs unvested at the date of termination. ConAgra RSUs granted under the 2014 Stock Plan would have been eligible for pro rata vesting if a termination due to job elimination, divestiture or reduction in force would have occurred at least one year after the date of grant. ConAgra retention RSUs granted in fiscal 2016 would have vested fully if a termination would have occurred due to a position elimination.

•	Termination due to disability or early retirement: ConAgra RSUs granted under the 2014 Stock Plan would have been eligible for pro rata vesting, if the termination would have occurred at least one year from the date of grant.

•	Termination due to death: All unvested ConAgra RSUs would have automatically vested.

•	Termination due to normal retirement: All unvested ConAgra RSUs would have automatically vested if the retirement would have occurred at least one year from the date of grant.

Each of the agreements evidencing Mr. Werner’s outstanding awards of ConAgra RSUs provide for double-trigger vesting, which would require both a change of control event and a qualifying termination of employment (or a failure of the surviving company to provide a replacement award) to trigger vesting.

Retirement Benefits

Each of the ConAgra Qualified Pension, Non-Qualified Pension, Non-Qualified CRISP, Directors’ Deferred Compensation Plan and Voluntary Deferred Comp Plan contains provisions relating to the termination of the participant’s employment or the non-employee director’s cessation of services, as applicable. These payments are described more fully in the disclosure provided in connection with the “Pension Benefits—Fiscal 2016” and “Non-Qualified Deferred Compensation—Fiscal 2016” sections of this proxy statement.

Change of Control Program

The change of control program for Mr. Werner in his role with ConAgra was designed to encourage him to continue performing his responsibilities in the event of a pending or potential change of control. During fiscal 2016, this program covered Mr. Werner, but as a non-employee director of ConAgra, Mr. McLevish did not participate in this program in fiscal 2016.

Generally, a change of control under Mr. Werner’s agreement would have occurred if one of the following events would have occurred:

•	Individuals who constituted the ConAgra board (which, for these purposes, we refer to as the Incumbent Board) would have ceased for any reason to constitute at least a majority of the ConAgra board. Anyone who would have become a director and whose election, or nomination for election, would have been approved by a vote of at least a majority of the directors then comprising the Incumbent Board would have been considered a member of the Incumbent Board.

•	Consummation of a reorganization, merger or consolidation, in each case, with respect to which persons who were ConAgra stockholders immediately prior to the transaction would not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company.

•	A liquidation or dissolution of ConAgra or the sale of all or substantially all of ConAgra’s assets.

The agreement provided that upon a change of control, ConAgra could (at the sole and absolute discretion of the ConAgra board or the ConAgra Human Resources Committee) have paid Mr. Werner all or a prorated portion of his short and/or long-term incentive for the year in which the change of control occurred. The terms of ConAgra’s stock plan and award agreements would have governed the treatment of equity awards upon a change of control.

With respect to severance, the change of control agreement was a double-trigger arrangement, which would have required both a change of control event and a qualifying termination of employment to trigger benefits. A qualifying termination event would have occurred if, within three years after a change of control, (1) Mr. Werner’s employment would have been involuntarily terminated without “cause” or (2) Mr. Werner would have terminate his employment for “good reason.”

If Mr. Werner would have become entitled to severance benefits under his change of control agreement, he would have forfeited any severance compensation and benefits under ConAgra’s severance pay plan guidelines and he would have received the following (subject to execution of a release of claims in favor of ConAgra):

•	a lump sum cash payment equal to two times his base salary and annual bonus (calculated using his highest annual bonus for the three fiscal years preceding the change of control or his target bonus percentage as of the date the change of control agreement was executed, whichever is greater).

•	continuation for two years of medical, dental, disability, basic and supplemental life insurance to the extent such benefits would have remained in effect for other executives, with premiums paid by Mr. Werner at the rate required of other ConAgra executive employees (or, for medical and dental benefits, the COBRA rate). ConAgra would have been required to pay Mr. Werner a single lump sum payment equal to his estimated cost to participate in the medical and dental plans.

•	a supplemental benefit under ConAgra’s Non-Qualified CRISP plan equal to one times the maximum ConAgra contribution that Mr. Werner could have received under the Qualified CRISP and Non-Qualified CRISP in the year in which the change of control occurs.

•	outplacement assistance not exceeding $30,000.

Generally, a termination for “cause” under the agreement would have required (1) the willful and continued failure by Mr. Werner to substantially perform his duties, (2) the willful engaging by Mr. Werner in conduct that was demonstrably and materially injurious to ConAgra or (3) Mr. Werner’s conviction of a felony or misdemeanor that impaired his ability substantially to perform duties for ConAgra. A right of Mr. Werner to terminate with “good reason” following a change of control would have generally been triggered by (1) any failure of ConAgra to comply with and satisfy the terms of the change of control agreement, (2) a significant involuntary reduction of the authority, duties or responsibilities held by Mr. Werner immediately prior to the change of control, (3) any involuntary removal of Mr. Werner from an officer position held by him immediately prior to the change of control, except in connection with promotions, (4) any involuntary reduction in the aggregate compensation level of Mr. Werner, (5) requiring Mr. Werner to become based at a new location or (6) requiring Mr. Werner to undertake substantially greater amounts of business travel. Certain payments to a “specified employee” within the meaning of Section 409A of the Code would have been delayed for six months after the date of the separation from service.

Mr. Werner’s change of control agreement would have terminated, in the absence of a change of control, when his employment as a full-time employee of ConAgra terminated or if he were to enter into a written separation agreement with ConAgra. In addition, ConAgra could have unilaterally terminated his agreement prior to a change of control following six months prior written notice.

Summary of Possible Benefits

The first table below summarizes estimated incremental amounts that would have been payable upon cessation of service as a non-employee director (for Mr. McLevish) or termination of employment (for Mr. Werner), under various hypothetical scenarios. A second table summarizes estimated incremental amounts that would have been payable upon a hypothetical change of control and a cessation of service (for Mr. McLevish) or termination of employment (for Mr. Werner) following a change of control. We have not included amounts that would have been payable regardless of the occurrence of the relevant triggering event. For example, we excluded accumulated balances in retirement plans when a terminating event would have done nothing more than create a right to a payment of the balance. We also excluded death benefits where the individual paid the premium.

The data in the tables assumes the following:

•	each triggering event occurred on May 27, 2016 (the last trading day of ConAgra’s fiscal 2016), and the per share price of ConAgra common stock was $45.29 (the closing price of ConAgra stock on the NYSE on May 27, 2016);

•	with respect to salary continuation for Mr. Werner, if he did not have a right to salary continuation under a stand-alone agreement with ConAgra, the severance pay plan guidelines applied;

•	with respect to ConAgra’s annual incentive plan (in which Mr. Werner participated, but Mr. McLevish did not participate), awards were earned at target levels, and where the ConAgra Human Resources Committee had discretionary authority to award a payout, except in the cases of involuntary termination with cause and voluntary termination without good reason, it exercised that authority (including in the change of control scenario);

•	with respect to ConAgra’s annual incentive plan (in which Mr. Werner participated, but Mr. McLevish did not participate), in the case of an involuntary termination not for cause without a change of control, the termination was due to a position elimination in the fiscal 2016 fourth quarter;

•	with respect to ConAgra performance shares (which Mr. Werner held, but which Mr. McLevish did not hold), awards were earned at target levels (these amounts also include a cash value of dividend equivalents on the number of ConAgra shares assumed to have been earned);

•	with respect to ConAgra performance shares (which Mr. Werner held, but which Mr. McLevish did not hold) in the change of control scenario, the ConAgra Human Resources Committee exercised its discretionary authority to award a pro rata payout and did so at target levels;

•	with respect to the ConAgra RSUs held by Mr. McLevish, a replacement award was not granted in the change in control scenario;

•	Non-Qualified Pension amounts reflect the present value of benefits applicable in a scenario, less the present value of accrued benefits to which Mr. Werner was entitled under the plan at May 27, 2016; and

•	in the disability scenarios, the disabling event lasted one year into the future.

We have excluded retirement as a hypothetical scenario for either Mr. McLevish or Mr. Werner in the table below because retirement is not an applicable triggering event under the applicable ConAgra non-employee director compensation programs for Mr. McLevish and because Mr. Werner is not eligible for either early retirement (age 55 and 10 years of service) or normal retirement (age 65) treatment.

	Involuntary w/ Cause or Voluntary w/o Good Reason $	Involuntary w/o Cause or Voluntary w/ Good Reason $	Death $	Disability $	Early Retirement $
Mr. McLevish
Accelerated Restricted Stock Units	128,035	128,035	128,035	128,035	—
Total	128,035	128,035	128,035	128,035	—

Mr. Werner
Salary Continuation	—	577,212	—	—	—
Annual Incentive Plan	—	348,000	348,000	348,000	—
Performance Shares	—	—	786,512	794,866	—
Accelerated Stock Options	—	—	728,651	—	—
Accelerated Restricted Stock Units	—	1,078,358	1,470,702	176,543
Benefits Continuation	—	19,190	—	—	—
Death Benefits	—	—	870,000	—	—
Disability Benefits	—	—	—	292,500	—
Outplacement	—	6,100	—	—	—
Total	—	2,028,860	4,203,866	1,611,910	—

In the table that follows, if, following a change of control, Mr. Werner would have been terminated for “Cause” or voluntarily terminated employment without “Good Reason,” he would not have been entitled to receive any benefits incremental to those shown in the “No Termination” column.

Change of Control and:	No Termination ($)	Involuntary w/o Cause or Voluntary w/ Good Reason ($)
Mr. McLevish
Accelerated Restricted Stock Units	128,035	128,035
Directors’ Deferred Compensation Plan	—	—
Total	128,035	128,035

Mr. Werner
Salary Continuation	—	870,000
Annual Incentive Plan	348,000	696,000
Performance Shares	786,512	786,512
Accelerated Stock Options	584,621	728,651
Accelerated Restricted Stock Units	263,497	1,470,702
Non-Qualified CRISP		36,420
Benefits Continuation	—	35,052
Death/Disability Benefit	—	5,584
Outplacement	—	30,000
Total	1,982,630	4,658,921

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:

•	each stockholder who is expected following the spinoff to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table;

•	each person expected to serve on our board of directors as of the distribution date; and

•	all of our executive officers and directors expected to serve as of the distribution date as a group.

We have based the percentage amounts set forth below on each indicated person’s beneficial ownership of ConAgra common stock as of                     , 2016, unless we indicate some other basis, and based on the distribution of                  shares of our common stock for every                  share[s] of ConAgra common stock outstanding. To the extent our directors and executive officers own ConAgra common stock at the time of the spinoff, they will participate in the distribution of common stock in the spinoff on the same terms as other holders of ConAgra common stock. Immediately after the distribution date, we will have an aggregate of approximately              million shares of common stock outstanding, based on approximately              million shares of ConAgra common stock outstanding on                     , 2016. The number of shares beneficially owned by each stockholder, director or executive officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o: Lamb Weston, 599 S. Rivershore Lane, Eagle, Idaho 83616.

	Lamb Weston Shares to be Beneficially Owned(1)		Percent of Class
Name	Number of Shares Owned(5)	Right to Acquire(6)
The Vanguard Group (2)
BlackRock, Inc. (3)
JANA Partners LLC (4)
W.G. Jurgensen
Timothy R. McLevish
Andrew J. Schindler
Thomas P. Werner

All executive officers & directors as a group ( persons)

*	The percentage of shares beneficially owned by such director or executive officer is not expected to exceed one percent of our common shares that we expect to be outstanding immediately following the completion of the spinoff.
(1)

The share amounts and percentages shown for our directors and executive officers are estimates, based on the number of ConAgra common shares beneficially owned, as defined by rules of the SEC, as of                     , 2016, and the distribution of              of our common shares for every              ConAgra common share[s] outstanding as of the record date. Because these beneficial ownership amounts include certain shares issuable under equity-based awards, which will be either adjusted or replaced with substitute awards as discussed under “The Spinoff—Stock-Based Plans,” and because the amounts involved in the adjusted or substitute awards will not be determined until after the distribution date, we have estimated the share amounts and percentages in this table for our directors and executive officers, as applicable, as the product of the number of ConAgra common shares beneficially owned as of , 2016, multiplied by a distribution ratio of .
(2)	Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2016, which Schedule 13G/A specifies that The Vanguard Group has sole voting power with respect to 789,233 shares of ConAgra common stock, sole dispositive power with respect to 37,680,308 shares of ConAgra common stock and shared dispositive power with respect to 850,225 shares of ConAgra common stock. The Vanguard Group’s address is listed on the Schedule 13G/A as: 100 Vanguard Blvd., Malvern, PA 19355.
(3)	Based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 10, 2016, which Schedule 13G/A specifies that BlackRock, Inc. has sole voting power with respect to 20,621,169 shares of ConAgra common stock and sole dispositive power with respect to 24,289,605 shares of ConAgra common stock and shared voting and dispositive power with respect to 25,809 shares of ConAgra common stock. BlackRock’s address is listed on the Schedule 13G/A as: 55 East 52nd Street New York, NY 10055.
(4)	Based on a Schedule 13D/A filed by JANA Partners LLC with the SEC on June 1, 2016, which Schedule 13D/A specifies that JANA Partners LLC has sole voting and dispositive power with respect to 27,388,351 shares of ConAgra common stock including options to purchase 6,000,000 shares of ConAgra common stock. JANA Partners LLC’s address is listed on the Schedule 13D/A as: 767 Fifth Avenue, 8th Floor, New York, NY 10153.
(5)	For executive officers and directors, reflects shares that have been acquired through one or more of the following: (a) open market purchases, (b) vesting or exercise of share-based awards and (c) crediting to defined contribution plan accounts.
(6)	Reflects shares that the individual has the right to acquire within 60 days of , 2016 through the exercise of stock options or vesting of RSUs.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of                  shares of common stock, par value $         per share;                  shares of preferred stock, $         par value.

Dividends on Capital Stock

Our board of directors may declare and pay dividends on our common stock out of funds legally available for that purpose, subject to the rights of holders of preferred stock.

Preferred Stock

At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock and the designation and relative, participating, optional or other special powers, preferences or qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, pre-emptive rights, terms of redemption and liquidation preferences, of each series.

Common Stock

The holders of our common stock are entitled to one vote for each share held. Upon liquidation, the holders of our common stock are entitled to share ratably in the assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock. The issuance of any shares of any series of preferred stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of our common stock and will subject our common stock to the prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.

Our common stock has no conversion rights nor are there any redemption or sinking fund provisions with respect to the common stock. Holders of our common stock have no pre-emptive right to subscribe for or purchase any additional stock or securities of Lamb Weston.

Provisions of Our Certificate of Incorporation and Delaware Law That May Have an Anti-Takeover Effect

Our certificate of incorporation addresses transactions between Lamb Weston or any subsidiary of Lamb Weston and any “interested stockholder.” An interested stockholder is generally any person or group that holds more than 3% of a class of our voting stock, as defined in our certificate of incorporation. According to our certificate of incorporation any direct or indirect purchase from an interested stockholder by Lamb Weston or any subsidiary of Lamb Weston of any of our voting stock or rights to acquire our voting stock that has been held by the interested stockholder for less than two years, must be approved by the affirmative vote of at least a majority of the votes entitled to be cast by the holders of the voting stock, excluding the voting stock held by the interested stockholder. This is intended to prevent “greenmail,” which is a term used to describe the accumulation of a block of a corporation’s stock by a speculator and the subsequent attempt by the speculator to coerce the corporation into repurchasing its shares, typically at a substantial premium over the market price.

Our certificate of incorporation prescribes relevant factors, including social and economic effects on employees, customers, suppliers and other constituents of Lamb Weston, to be considered by the board of directors when reviewing any proposal by another corporation to acquire or combine with Lamb Weston.

Our certificate of incorporation requires that any action required or permitted to be taken by Lamb Weston stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing by the stockholders.

Our certificate of incorporation authorizes the issuance, without the approval of our stockholders, of one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine.

Our certificate of incorporation provides that the number of members of our board of directors is limited to a range fixed by our bylaws.

We are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the person became an interested stockholder, unless:

•	prior to the time that the person became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.

The provisions of our certificate of incorporation and Delaware law described in this section may be deemed to have anti-takeover effects. These provisions may discourage or make more difficult an attempt by a stockholder or other entity to acquire control of Lamb Weston. These provisions may also make more difficult an attempt by a stockholder or other entity to remove management.

Transfer Agent and Registrar

Wells Fargo Shareowner Services is currently expected to be the transfer agent and registrar for our common shares. Our stockholders can contact the transfer agent and registrar at:

By Mail to:

Wells Fargo Shareowner Services

Corporate Actions Department

P.O. Box 64858

St. Paul, MN 55164-0858

By Overnight Courier or Hand-Delivery to:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Telephone (800) 214-0349 or

(651) 450-4064 (outside the United States, Canada and Puerto Rico)

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the General Corporation Law of the State of Delaware allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the General Corporation Law of the State of Delaware allows a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation to procure a judgment in its favor under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation with respect to such claim, issue or matter. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Pursuant to our certificate of incorporation, we shall, to the extent required, and may, to the extent permitted, by Section 102 and 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify and reimburse all persons whom we may indemnify and reimburse pursuant thereto. No director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. A director shall continue to be liable for (1) any breach of a director’s duty of loyalty to us or our stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) paying a dividend or approving a stock repurchase which would violate Section 174 of the General Corporation Law of the State of Delaware; or (4) any transaction from which the director derived an improper personal benefit.

Our by-laws provide for indemnification of our officers and directors against all expenses, liability or losses reasonably incurred or suffered by the officer or director, including liability arising under the Securities Act, to the extent legally permissible under Section 145 of the General Corporation Law of the State of Delaware where any such person was, is, or is threatened to be made a party to or is involved in any action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact such person was serving us in such capacity. Generally, under Delaware law, indemnification will only be available where an officer or director can establish that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. Our by-laws limit the indemnification provided to one of our officers or directors in connection with actions, suits, or proceedings commenced by one of our officers or directors to instances where the commencement of the proceeding (or part thereof) was authorized by our board of directors.

We will also obtain a director and officer insurance policy that insures our officers and directors and our subsidiaries against damages, judgments, settlements and costs incurred by reason of certain wrongful acts committed by such persons in their capacities as officers and directors.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to shares of our common stock, including those being distributed in the spinoff. This information statement is a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

As a result of the spinoff, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We plan to make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our website,                     , and will be provided free of charge to any stockholders requesting a copy by writing to: Lamb Weston,                     , Attention: Corporate Secretary. We will use our website as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when we post news releases and financial information on our website.

The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or ConAgra. Neither the delivery of this information statement nor consummation of the spinoff shall, under any circumstances, create any implication that there has been no change in our affairs or those of ConAgra since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ConAgra Foods, Inc:

We have audited the accompanying combined balance sheets of the Lamb Weston business of ConAgra Foods, Inc. (Lamb Weston), as of May 29, 2016 and May 31, 2015, and the related combined statements of earnings, comprehensive income, parent companies’ invested equity, and cash flows for each of the fiscal years in the three-year period ended May 29, 2016. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Lamb Weston as of May 29, 2016 and May 31, 2015, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended May 29, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska
August 26, 2016

Lamb Weston

Combined Statements of Earnings

(in millions)

	For the Fiscal Years Ended May
	2016	2015	2014
Net sales	$2,993.8	$2,925.0	$2,815.2
Costs and expenses:
Cost of goods sold	2,326.4	2,337.7	2,229.5
Selling, general and administrative expenses	294.1	205.9	222.0
Interest expense, net	5.9	6.1	5.3

Income before income taxes and equity method investment earnings	367.4	375.3	358.4
Income tax expense	144.5	140.4	117.7
Equity method investment earnings	71.7	42.7	29.6

Net income	294.6	277.6	270.3

Less: Net income attributable to noncontrolling interests	9.3	9.3	9.4

Net income attributable to Lamb Weston	$285.3	$268.3	$260.9

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Statements of Comprehensive Income

(in millions)

	For the Fiscal Years Ended May
	2016			2015			2014
	Pre-Tax Amount	Tax (Expense) Benefit	After- Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	After- Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income	$439.1	$(144.5)	$294.6	$418.0	$(140.4)	$277.6	$388.0	$(117.7)	$270.3
Other comprehensive income:
Pension and post-employment benefit obligations included in net income:
Unrealized pension benefit obligations.	7.2	(1.8)	5.4	3.9	(1.0)	2.9	1.2	(0.3)	0.9
Reclassification for pension benefits included in net income	(5.3)	1.3	(4.0)	—	—	—	—	—	—
Unrealized currency translation gains (losses)	(5.5)	—	(5.5)	(28.7)	—	(28.7)	4.1	—	4.1

Comprehensive income	435.5	(145.0)	290.5	393.2	(141.4)	251.8	393.3	(118.0)	275.3
Comprehensive income attributable to noncontrolling interests:	9.3	—	9.3	9.3	—	9.3	9.4	—	9.4

Comprehensive income attributable to Lamb Weston.	$426.2	$(145.0)	$281.2	$383.9	$(141.4)	$242.5	$383.9	$(118.0)	$265.9

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Balance Sheets

(in millions)

	May 29, 2016	May 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$36.4	$30.6
Receivables, less allowance for doubtful accounts of $0.5 and $0.8	186.5	171.4
Inventories	498.9	488.2
Prepaid expenses and other current assets	58.2	61.5

Total current assets	780.0	751.7

Property, plant and equipment
Land and land improvements	136.5	138.5
Buildings, machinery and equipment	1,776.1	1,687.7
Furniture, fixtures, office equipment and other	53.1	51.3
Construction in progress	68.5	70.9

	2,034.2	1,948.4
Less accumulated depreciation	(991.1)	(947.1)

Property, plant and equipment, net	1,043.1	1,001.3

Goodwill	133.9	134.9
Brands, trademarks and other intangibles, net	39.6	41.7
Other assets	161.7	126.3

	$2,158.3	$2,055.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable	24.9	3.5
Current installments of long-term debt	13.5	39.2
Accounts payable	238.0	235.9
Accrued payroll	52.7	30.8
Other accrued liabilities	80.5	79.8

Total current liabilities	409.6	389.2

Senior long-term debt, excluding current installments	104.6	86.5
Other noncurrent liabilities	243.5	222.7

Total liabilities	757.7	698.4

Commitments and contingencies (Note 13)
Parent companies’ invested equity
Parent companies’ equity investment	1,409.8	1,362.6
Accumulated other comprehensive income (loss)	(9.2)	(5.1)

Total parent companies’ invested equity	1,400.6	1,357.5

	$2,158.3	$2,055.9

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Statements of Parent Companies’ Invested Equity

(in millions)

	Parent Companies’ Equity Investment	Accumulated Other Comprehensive Income (Loss)	Total
Balance at May 26, 2013 (unaudited)	1,170.4	15.7	1,186.1

Currency translation adjustment		4.1	4.1
Net transactions with parent companies	(185.3)		(185.3)
Activities of noncontrolling interest	(1.7)		(1.7)
Pension benefits		0.9	0.9
Net income	260.9		260.9

Balance at May 25, 2014	1,244.3	20.7	1,265.0

Currency translation adjustment		(28.7)	(28.7)
Net transactions with parent companies	(148.3)		(148.3)
Activities of noncontrolling interest	(1.7)		(1.7)
Pension benefits		2.9	2.9
Net income	268.3		268.3

Balance at May 31, 2015	$1,362.6	$(5.1)	$1,357.5

Currency translation adjustment		(5.5)	(5.5)
Net transactions with parent companies	(233.3)		(233.3)
Activities of noncontrolling interest	(4.8)		(4.8)
Pension benefits		1.4	1.4
Net income	285.3		285.3

Balance at May 29, 2016	$1,409.8	$(9.2)	$1,400.6

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Statements of Cash Flows

(in millions)

	For the Fiscal Years Ended May
	2016	2015	2014
Cash flows from operating activities:
Net income	$294.6	$277.6	$270.3
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:
Depreciation and amortization	95.9	96.4	79.2
Asset impairment charges	—	—	22.9
Gain on sale of fixed assets	(0.6)	(0.6)	(5.2)
Share-based payments expense	8.5	6.8	4.8
Earnings of affiliates less than (in excess of) distributions	(33.8)	(30.7)	16.2
Other items	(10.4)	(6.8)	(2.0)
Change in operating assets and liabilities:
Receivables	(15.1)	3.5	(3.5)
Inventories	(10.7)	(43.8)	24.5
Deferred income taxes and income taxes payable, net	19.9	25.3	(26.1)
Prepaid expenses and other current assets	3.5	7.6	6.9
Accounts payable	7.5	1.3	10.4
Accrued payroll and other accrued liabilities	23.0	17.1	(12.0)

Net cash flows from operating activities	382.3	353.7	386.4

Cash flows from investing activities:
Additions to property, plant and equipment	(152.3)	(114.7)	(194.6)
Purchase of business, net of cash acquired	—	(74.9)	—
Sale of property, plant and equipment	8.0	18.4	21.4

Net cash flows from investing activities	(144.3)	(171.2)	(173.2)

Cash flows from financing activities:
Net short-term borrowings	21.4	(12.6)	—
Issuance of long-term debt	30.0	—	—
Repayment of long-term debt	(39.1)	(3.1)	(3.6)
Cash transfers with parent, net	(236.8)	(150.7)	(189.1)
Cash distributions paid to noncontrolling interest	(8.3)	(11.3)	(6.9)

Net cash flows from financing activities	(232.8)	(177.7)	(199.6)

Effect of exchange rate changes on cash and cash equivalents	0.6	(1.2)	0.3
Net change in cash and cash equivalents	5.8	3.6	13.9
Cash and cash equivalents at beginning of year	30.6	27.0	13.1

Cash and cash equivalents at end of year	$36.4	$30.6	$27.0

The accompanying Notes are an integral part of the combined financial statements.

(columnar dollars in millions except per share amounts)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying combined financial statements present the combined assets, liabilities, revenues and expenses of the Lamb Weston business (“Lamb Weston”) of ConAgra Foods, Inc. (“ConAgra Foods” or “Parent”). The operations of Lamb Weston principally include the production of value-added frozen potato products which are sold in various retail channels and to foodservice customers, primarily in North America, as well as in markets around the world.

On November 18, 2015, ConAgra Foods announced its plans to separate into two public companies, Conagra Brands and Lamb Weston. The transaction is expected to be structured as a spinoff of the Lamb Weston business, tax free to ConAgra Foods and its stockholders, except with respect to any cash received in lieu of fractional shares, in the fall of calendar 2016.

Fiscal Year

The fiscal year of Lamb Weston ends the last Sunday in May. The fiscal years for the combined financial statements presented consist of a 52-week period for fiscal year 2016, a 53-week period for fiscal 2015, and a 52-week period for fiscal year 2014.

Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations, and cash flows of Lamb Weston during each respective period. The combined financial statements were prepared using the specific accounting records of the entities which comprise the business of Lamb Weston. In some cases, principally foreign locations, those business activities are contained within entities which are engaged in other business activities of the Parent. The combined financial statements of Lamb Weston have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because a direct ownership relationship did not exist among the various units comprising Lamb Weston, ConAgra Foods and its subsidiaries’ equity investment is shown in lieu of stockholders’ equity in the combined financial statements. The financial information included herein may not reflect the combined financial position, results of operations, changes in parent companies’ equity investment, and cash flows of Lamb Weston in the future, and does not reflect what they would have been had Lamb Weston been operated as a separate, stand-alone entity during the periods presented. All significant intercompany investments, accounts, and transactions between the various legal entities comprising Lamb Weston have been eliminated.

ConAgra Foods has historically provided services to its subsidiaries, including Lamb Weston, for certain functions. These services include providing certain legal, finance, internal audit, financial reporting, income tax accounting and advisory, insurance, information technology, treasury, and human resources functions. The cost of providing these services has been allocated to the operating businesses of ConAgra Foods, including Lamb Weston. These allocated costs are included in these combined financial statements. The allocations have been determined on a basis which ConAgra Foods and Lamb Weston considered to be reasonable reflections of the utilization of services provided by ConAgra Foods. However, these allocations may not reflect the costs and expenses that Lamb Weston would have incurred as a stand-alone company. A more detailed discussion of the relationship with ConAgra Foods, including a description of the costs which have been allocated to Lamb Weston and the methods of cost allocation, is included in Note 2.

As further described in Note 2, Lamb Weston engages in various intercompany transactions with ConAgra Foods and its affiliates, including the sale and purchase of certain products, the procurement of certain materials and services, cash transfers related to ConAgra Foods’ centralized cash management process and expense allocations. As ConAgra Foods does not settle intercompany transactions with its businesses on a routine basis, all amounts due to (from) ConAgra Foods, are classified as parent companies’ equity investment in the combined balance sheets. Changes in parent companies’ equity investment arising from cash transactions are presented as financing activities in the accompanying combined statements of cash flows, notwithstanding that advances from parent companies are utilized to fund Lamb Weston’s working capital requirements.

Cash and Cash Equivalents

Cash and all highly liquid investments with an original maturity of three months or less at the date of acquisition, including short-term time deposits and government agency and corporate obligations, are classified as cash and cash equivalents. Cash payments to third parties for interest and income taxes are not material.

Inventories

Lamb Weston uses the lower of cost (determined using the first-in, first-out method) or market for valuing inventories.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation has been calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Land improvements	1 - 40 years
Buildings	15 - 40 years
Machinery and equipment	3 - 20 years
Furniture, fixtures, office equipment and other	5 - 15 years

Lamb Weston reviews property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset considered “held-and-used” is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset’s carrying amount is reduced to its estimated fair value. An asset considered “held-for-sale” is reported at the lower of the asset’s carrying amount or fair value.

Assets under construction include allocations of capitalized interest incurred by the Parent on behalf of Lamb Weston.

Goodwill and Other Identifiable Intangible Assets

Goodwill and other identifiable intangible assets with indefinite lives (e.g., brands or trademarks) are not amortized and are tested annually for impairment of value and whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill and other intangible assets.

In testing goodwill for impairment, Lamb Weston has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If Lamb Weston elects to perform a qualitative assessment and determines that an impairment is more likely than not, it is then required to perform a quantitative impairment test, otherwise no further analysis is required. Lamb Weston also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

Under the goodwill qualitative assessment, various events and circumstances that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital between the current and prior years for each reporting unit.

Under the goodwill two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. The first step of the test compares the carrying value of a reporting unit, including goodwill, with its fair value. Lamb Weston estimates the fair value using level 3 inputs as defined by the fair value hierarchy. Refer to Note 16 for the definition of the levels in the fair value hierarchy. The inputs used to calculate the fair value include a number of subjective factors, such as estimates of future cash flows, estimates of Lamb Weston’s future cost structure, discount rates for Lamb Weston’s estimated cash flows, required level of working capital, assumed terminal value, and time horizon of cash flow forecasts. If the carrying value of a reporting unit exceeds its fair value, Lamb Weston completes the second step of the test to determine the amount of goodwill impairment loss, if any, to be recognized. In the second step, Lamb Weston estimates an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The impairment loss is equal to the excess of the carrying value of the goodwill over the implied fair value of that goodwill. In fiscal 2016, 2015, and 2014, Lamb Weston elected to perform a qualitative impairment test for goodwill. No impairment charges were recorded for Lamb Weston in the fiscal years ended 2016, 2015, and 2014.

In fiscal 2016, 2015, and 2014, Lamb Weston elected to perform a quantitative impairment test for other intangible assets not subject to amortization. The estimates of fair value of intangible assets not subject to amortization are determined using a “relief from royalty” methodology, which is used in estimating the fair value of Lamb Weston’s brands/trademarks. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates. No impairment charges were recorded for Lamb Weston in the fiscal years ended 2016, 2015, and 2014.

Identifiable intangible assets with definite lives (e.g., licensing arrangements with contractual lives or customer relationships) are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Identifiable intangible assets with definite lives are evaluated for impairment using a process similar to that used in evaluating elements of property, plant and equipment. If impaired, the asset is written down to its fair value.

Fair Values of Financial Instruments

Unless otherwise specified, Lamb Weston believes the carrying value of financial instruments approximates their fair value.

Environmental Liabilities

Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Lamb Weston uses third-party specialists to assist management in appropriately measuring the obligations associated with environmental liabilities. Such liabilities are adjusted as new information develops or circumstances change. Lamb Weston does not discount environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. Management’s estimate of Lamb Weston’s potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Lamb Weston does not reduce environmental liabilities for potential insurance recoveries.

Revenue Recognition

Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale and collectability is reasonably assured. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances, and returns of damaged and out-of-date products.

Shipping and Handling

Amounts billed to customers related to shipping and handling are included in net sales. Shipping and handling costs are included in cost of goods sold.

Marketing Costs

Lamb Weston promotes its products with advertising, consumer incentives, and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentives and trade promotion activities are recorded as a reduction of revenue based on amounts estimated as being due to customers and consumers at the end of the period, based principally on historical utilization and redemption rates. Advertising and promotion expenses totaled $25.6 million, $19.4 million, and $21.8 million in fiscal 2016, 2015, and 2014, respectively, and are included in selling, general and administrative expenses.

Research and Development

Research and development costs totaled $6.7 million, $7.2 million, and $7.6 million in fiscal 2016, 2015, and 2014, respectively.

Comprehensive Income

Comprehensive income includes net income, currency translation adjustments, and changes in prior service cost and net actuarial gains (losses) from a pension (for amounts not in excess of the 10% “corridor”) plan of an equity method investee. Lamb Weston generally deems its foreign investments to be essentially permanent in nature and Lamb Weston does not provide for taxes on currency translation adjustments arising from converting the investment denominated in a foreign currency to U.S. dollars. When Lamb Weston determines that a foreign investment, as well as undistributed earnings, are no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments.

The following table details the accumulated balances for each component of other comprehensive income (loss), net of tax (except for currency translation adjustments):

	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014
Unrealized currency translation gains (losses)	$(9.2)	$(3.7)	$25.0
Pension benefit obligations of equity method investee, net of reclassification adjustments	—	(1.4)	(4.3)

Accumulated other comprehensive income (loss)	$(9.2)	$(5.1)	$20.7

During fiscal 2016, Lamb Weston reclassified a gain of $4.0 million, net of tax, from accumulated other comprehensive income (loss) related to the settlement of a pension plan of an international potato venture. There were no reclassifications from accumulated other comprehensive income (loss) into income for fiscal 2015 or 2014.

Foreign Currency Transaction Gains and Losses

Lamb Weston recognized net foreign currency transaction gains of $2.6 million, $0.6 million, and $0.8 million in fiscal 2016, 2015, and 2014, respectively, in selling, general and administrative expenses.

Business Combinations

Lamb Weston uses the acquisition method in accounting for acquired businesses. Under the acquisition method, Lamb Weston’s financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires Lamb Weston to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenues, and expenses as reflected in the combined financial statements. Actual results could differ from these estimates.

Income Taxes

Lamb Weston’s operations are included in the consolidated federal income tax return and certain unitary or combined state income tax returns of ConAgra Foods. Taxes are presented herein based on a separate consolidated federal income tax return, certain unitary and combined state income tax return and foreign income tax return basis that includes the Lamb Weston separate legal entities. Lamb Weston recognizes current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which it transacts business. As part of the determination of its current tax liability, management exercises considerable judgment in evaluating positions taken in the tax returns. Lamb Weston recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Lamb Weston also recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., the difference in book basis versus tax basis of fixed assets resulting from differing depreciation methods). If appropriate, Lamb Weston recognizes valuation allowances to reduce deferred tax assets to amounts that are more likely than not to be ultimately realized, based on Lamb Weston’s assessment of estimated future taxable income, including the consideration of available tax planning strategies.

Accounting Changes

In November 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which will require entities to present deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption was permitted. Lamb Weston adopted this standard for the fiscal year ended May 29, 2016. As a result, Lamb Weston has retrospectively adjusted Other current assets and Non-current liabilities by $21.3 million for the year ended May 30, 2015.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. On July 9, 2015, the FASB deferred the effective date of the new revenue recognition standard by one year. Based on the FASB’s ASU, Lamb Weston will apply the new revenue standard in its fiscal year 2019. Early adoption in fiscal year 2018 is permitted. Lamb Weston is evaluating the effect that ASU 2014-09 will have on its combined financial statements and related disclosures. The standard permits the use of either the retrospective or cumulative effect transition method.

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. Lamb Weston does not expect this ASU to have a material impact to its combined financial statements. The standard is to be applied prospectively.

In February 2016, the FASB issued its final lease accounting standard, FASB Accounting Standard Codification (“ASC”) Topic 842, Leases, which requires lessees to reflect most leases on their balance sheet as assets and obligations. The effective date for the standard is for fiscal years beginning after December 15, 2018. Early adoption is permitted. Lamb Weston is evaluating the effect that ASC 842 will have on its consolidated financial statements and related disclosures. The standard is to be applied under the modified retrospective method, with elective reliefs, which requires application of the new guidance for all periods presented.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies the accounting for income taxes, among other changes, related to stock-based compensation. Lamb Weston plans to early adopt ASU 2016-09 in the first quarter of 2017 with an effective date of May 30, 2016. Lamb Weston is evaluating the effect that ASU 2016-09 will have on its combined financial statements.

2.	TRANSACTIONS WITH AFFILIATED COMPANIES

ConAgra Foods provides a variety of services to Lamb Weston, such as treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. To the extent that costs were not directly attributable to Lamb Weston (direct costs primarily include restructuring charges and employee benefits for Lamb Weston personnel which include certain stock-based compensation, pension and postretirement benefits, healthcare and workers’ compensation), ConAgra Foods allocates certain selling, general and administrative costs to Lamb Weston based on specific metrics correlated with the cost of these services (e.g., employee headcount, net sales, square footage of office space, etc.). Allocations based upon these metrics resulted in $53.9 million, $41.2 million, and $37.6 million of selling, general, and administrative costs allocated to Lamb Weston in fiscal year 2016, 2015, and 2014, respectively.

The above allocations were consistent with historical allocations for Lamb Weston; however, ConAgra Foods does not historically allocate certain other corporate costs to its various segments. For any remaining indirect corporate costs which support Lamb Weston, Lamb Weston has been allocated additional selling, general and administrative costs using an equal weighting between Lamb Weston product contribution margin (net sales less cost of goods sold and advertising and promotion expenses) and Lamb Weston total assets relative to consolidated ConAgra Foods product contribution margin and total assets. Allocations of indirect corporate costs resulted in $107.6 million, $37.7 million, and $30.7 million of selling, general and administrative costs in fiscal year 2016, 2015, and 2014, respectively. The amount for fiscal 2016 includes a charge of $59.5 million reflecting an allocation to Lamb Weston of a portion of the year-end write-off of actuarial losses in excess of 10% of ConAgra Foods’ pension liability.

Although it is not practicable to estimate what such costs would have been if Lamb Weston had operated as a separate entity, Lamb Weston considers such allocations to have been made on a reasonable basis.

The Combined Balance Sheets and the Combined Statements of Earnings include only the specific debt and interest expense of the legal entities that make-up Lamb Weston, and do not include any allocated interest expense or third-party debt of ConAgra Foods. The interest expense included in Lamb Weston’s results of operations was $5.9 million, $6.1 million, and $5.3 million in fiscal 2016, 2015, and 2014, respectively.

ConAgra Foods does not settle intercompany transactions with its subsidiaries on a routine basis. As such, all amounts due to (from) ConAgra Foods are classified as parent companies’ equity in the combined balance sheets. Net transactions with ConAgra Foods on the combined statements of parent companies’ equity reflect changes in parent companies’ equity for all transactions between ConAgra Foods and Lamb Weston, including direct and allocated charges from ConAgra Foods to Lamb Weston, intercompany cash transfers, derivative hedging activities performed by ConAgra Foods for the benefit of Lamb Weston, sales of potatoes, vegetables, and other products for use by other ConAgra affiliates, and net cash management activities. In addition, these financial statements reflect the sale of certain branded products manufactured for distribution by other ConAgra affiliates. Income tax payments are made by ConAgra Foods on Lamb Weston’s behalf. Income taxes payable are settled in parent companies’ equity when payments are made by ConAgra Foods.

At May 31, 2015, ConAgra Foods held a promissory note from Lamb Weston BSW with a balance of $36.1 million. The note accrued interest at a rate of LIBOR plus 200 basis points with a floor of 3.25%. The promissory note and accrued interest was repaid in full during fiscal 2016. In addition, as of May 31, 2015, ConAgra Foods provided lines of credit of up to $15.0 million to Lamb Weston BSW, which were terminated during fiscal 2016.

Sales to ConAgra Foods of $25.7 million, $26.1 million, and $24.1 million were included in net sales for fiscal 2016, 2015, and 2014, respectively. The related cost of goods sold were $21.4 million, $22.2 million, and $20.8 million, respectively. Lamb Weston also made purchases from ConAgra Foods of $18.5 million, $27.2 million, and $29.7 million in fiscal 2016, 2015, and 2014, respectively.

Beginning in fiscal 2016, Lamb Weston has contracted with a third party to provide certain warehousing, handling and transportation services for a portion of its finished goods inventory. The minimum term of the agreement is for a period of twenty years with three five-year renewals options. The costs of these services are adjusted annually, subject to a minimum monthly payment of $1.5 million. The aggregate cost of such services in fiscal 2016 were $18.8 million. ConAgra Foods has guaranteed Lamb Weston’s performance under the terms of this agreement.

3.	ACQUISITIONS

In July 2014, Lamb Weston acquired TaiMei Potato Industry Limited, a potato processor in China, for $92.2 million, consisting of $74.9 million in cash net of cash acquired, plus assumed liabilities. The purchase included approximately $59.7 million for property and equipment in China associated with making frozen potato products. Approximately $23.8 million of the purchase price has been classified as goodwill and $3.5 million to other intangible assets. The amount allocated to goodwill is not deductible for income tax purposes.

Under the acquisition method of accounting, the assets acquired and liabilities assumed in this acquisition were recorded at their respective estimated fair values at the date of acquisition.

4.	RESTRUCTURING ACTIVITIES

Supply Chain and Administrative Efficiency Plan

Lamb Weston incurred costs in connection with an initiative to improve selling, general and administrative effectiveness and efficiencies, which is referred to as the Supply Chain and Administrative Efficiency Plan (the “SCAE Plan”).

Lamb Weston recognized severance-related expenses of $0.1 million, $0.7 million and $2.1 million for the SCAE Plan in fiscal 2016, 2015 and 2014, respectively.

All of the severance charges have resulted or will result in cash outflows.

Lamb Weston recognized cumulative (plan inception to May 29, 2016) severance expenses related to the SCAE Plan of $2.9 million, all resulting in cash outflows.

Liabilities recorded for the SCAE Plan and changes therein for fiscal 2016 were as follows:

	Balance at May 31, 2015	Costs Incurred and Charged to Expense	Costs Paid or Otherwise Settled	Changes in Estimates	Balance at May 29, 2016
Severance Related	$0.1	$—	$(0.2)	$0.1	$—

5.	NOTES PAYABLE AND LONG-TERM DEBT

	May 29, 2016	May 31, 2015
LIBOR plus 2.00% ConAgra Foods term note due March 2016 (see Note 2)	$—	$36.1
6.25% installment notes due April 2017	10.1	10.8
4.35% financing obligation due May 2030 (see Note 12)	69.7	70.8
LIBOR plus a margin (1.90% to 2.30%) and 4.34%, installment notes due on various dates through June 2031	30.0	—
2.00% to 3.32% lease financing obligations due on various dates through 2040	8.3	8.0

Total face value of debt	118.1	125.7
Less current installments	(13.5)	(39.2)

Total long-term debt	$104.6	$86.5

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 29, 2016, are as follows:

2016	$13.5
2017	4.1
2018	3.9
2019	3.8
2020	3.7

During the third quarter of fiscal 2016, Lamb Weston BSW, LLC (See Note 7) repaid the LIBOR plus 2.00% term note payable to ConAgra Foods plus accrued interest, and no amounts remain outstanding under this term note. This repayment was partially funded with the issuance of a $30.0 million promissory note with a financial institution in the third quarter of fiscal 2016. The note includes a $23.0 million fixed rate loan segment with interest at 4.34% and a $7.0 million variable rate loan segment with interest at LIBOR plus an applicable margin ranging from 1.90% to 2.30%, payable in semi-annual installments through fiscal 2032.

Lamb Weston BSW also issued a $10.0 million revolving note with interest at LIBOR plus an applicable margin ranging from 1.75% to 2.00%. There was $1.0 million outstanding against this revolving note at May 29, 2016.

In connection with these Lamb Weston BSW financings, Lamb Weston has entered into an agreement with the financial institution which provides that in the event that Lamb Weston BSW fails to comply with certain financial covenants or repayment terms, Lamb Weston is required to either make certain additional equity contributions to Lamb Weston BSW or to purchase the underlying notes.

Net interest expense consists of:

	2016	2015	2014
Long-term debt	$5.6	$5.8	$5.6
Short-term debt	0.5	0.5	—
Interest income	(0.2)	$(0.2)	$(0.3)

	$5.9	$6.1	$5.3

Interest paid was $6.3 million, $6.3 million, and $5.6 million in fiscal 2016, 2015, and 2014, respectively.

At May 29, 2016, our Tai Mei Potato (Tai Mei Potato Industry Limited) subsidiary had a credit facility of approximately $38.0 million with a financial institution comprised of an overdraft line and a working capital facility. Borrowings under the facilities bear interest at 85% of the Peoples Bank of China rate (4.35% at May 29, 2016) and may be prepaid without penalty. ConAgra Foods guarantees the full amount of the subsidiary’s obligations to the financial institution up to the maximum amount of the credit facility. At May 29, 2016, the total amount borrowed under the facility was approximately $23.9 million.

6.	OTHER ASSETS HELD FOR SALE

During fiscal 2014, Lamb Weston began actively marketing for sale an onion processing facility and farmland previously acquired in connection with the bankruptcy of an onion products supplier. During fiscal 2013, Lamb Weston recognized an impairment charge of $10.2 million to reduce the carrying amount of these assets to their estimated fair value based upon updated appraisals. During fiscal 2014, Lamb Weston recognized an additional impairment charge of $8.9 million to reduce the carrying amount of the processing facility to its estimated fair value based upon expected sales proceeds. During fiscal 2014, Lamb Weston sold the farmland for proceeds of $15.1 million. Lamb Weston recognized a pre-tax gain of $5.1 million ($3.2 million after-tax) on the sale of this land in fiscal 2014. During fiscal 2015, Lamb Weston sold the processing facility for cash proceeds of $11.0 million, resulting in an immaterial gain.

7.	VARIABLE INTEREST ENTITIES

Variable Interest Entities Consolidated

Lamb Weston holds a 49.99% interest in Lamb Weston BSW, LLC (“Lamb Weston BSW”), a potato processing venture with Ochoa Ag Unlimited Foods, Inc. (“Ochoa”). Lamb Weston provides all sales and marketing services to Lamb Weston BSW. Under certain circumstances, Lamb Weston could be required to compensate Ochoa for lost profits resulting from significant production shortfalls (“production shortfalls”). Commencing on June 1, 2018, or on an earlier date under certain circumstances, Lamb Weston has a contractual right to purchase the remaining equity interest in Lamb Weston BSW from Ochoa (the “call option”). Lamb Weston is currently subject to a contractual obligation to purchase all of Ochoa’s equity investment in Lamb Weston BSW at the option of Ochoa (the “put option”). The purchase prices under the call option and the put option (the “options”) are based on the book value of Ochoa’s equity interest at the date of exercise, as modified by an agreed-upon rate of return for the holding period of the investment balance. The agreed-upon rate of return varies depending on the circumstances under which any of the options are exercised. As of May 29, 2016, the price at which Ochoa had the right to put its equity interest to Lamb Weston was $47.4 million. This amount is presented within other noncurrent liabilities in the Combined Balance Sheets. Lamb Weston has determined that Lamb Weston BSW is a variable interest entity and that Lamb Weston is the primary beneficiary of the entity. Accordingly, Lamb Weston consolidates the financial statements of Lamb Weston BSW.

At May 31, 2015, ConAgra Foods held a promissory note from Lamb Weston BSW with a balance of $36.1 million (see Note 2). The promissory note and accrued interest was repaid in full during fiscal 2016 (see Note 5). In addition, as of May 31, 2015, ConAgra Foods provided lines of credit of up to $15.0 million to Lamb Weston BSW which were terminated during fiscal 2016. In connection with the Lamb Weston BSW financings entered into in fiscal 2016 (see Note 5), Lamb Weston has entered into an agreement with the financial institution which provides that in the event that Lamb Weston BSW fails to comply with certain financial covenants or repayment terms, Lamb Weston is required to either make certain additional equity contributions to Lamb Weston BSW or to purchase the underlying notes.

Lamb Weston’s variable interests in Lamb Weston BSW include an equity investment in the venture, the options, certain fees paid to Lamb Weston by Lamb Weston BSW for sales and marketing services, and the contingent obligation related to production shortfalls and the contingent obligation to fund additional equity contributions or purchase the underlying notes associated with certain Lamb Weston BSW financings. Lamb Weston’s maximum exposure to loss as a result of Lamb Weston’s involvement with this venture is equal to Lamb Weston’s equity investment in the venture, the balance of any promissory notes extended to the venture which are subject to Lamb Weston’s purchase obligation, and the amount, if any, by which the put option exercise price exceeds the fair value of the noncontrolling interest in Lamb Weston BSW upon its exercise. Also, in the event of a production shortfall, Lamb Weston could be required to compensate Ochoa for lost profits. It is not possible to determine the maximum exposure to losses from the potential exercise of the put option or from potential production shortfalls. However, Lamb Weston does not expect to incur material losses resulting from these potential exposures.

Lamb Weston and Lamb Weston BSW purchase potatoes from a shareholder of Ochoa. The aggregate amount of such purchases were $58.6 million, $61.1 million, and $55.2 million in fiscal years 2016, 2015 and 2014, respectively.

Due to the consolidation of this variable interest entity, Lamb Weston reflected the following in the Combined Balance Sheets:

	May 29, 2016	May 31, 2015
Cash and cash equivalents	$4.3	$13.7
Receivables, less allowance for doubtful accounts	0.1	0.2
Inventories	1.2	1.3
Prepaid expenses and other current assets	0.4	0.3
Property, plant and equipment, net	52.2	53.2
Goodwill	18.8	18.8
Brands, trademarks and other intangibles, net	5.2	6.0

Total assets	$82.2	$93.5

Notes payable	$1.0	$—
Current installments of long-term debt	0.5	36.1
Accounts payable	10.9	16.9
Accrued payroll	0.8	0.7
Other accrued liabilities	0.9	0.6
Senior long-term debt, excluding current installments	29.5	—
Other noncurrent liabilities (noncontrolling interest)	32.2	31.3

Total liabilities	$75.8	$85.6

The liabilities recognized as a result of consolidating the Lamb Weston BSW entity do not represent additional claims on Lamb Weston’s general assets. The creditors of Lamb Weston BSW have claims only on the assets of Lamb Weston BSW. The assets recognized as a result of consolidating Lamb Weston BSW are the property of the venture and are not available to Lamb Weston for any other purpose.

Variable Interest Entities Not Consolidated

Lamb Weston also has variable interests in certain other entities that Lamb Weston has determined to be variable interest entities, but for which Lamb Weston is not the primary beneficiary. Lamb Weston does not consolidate the financial statements of these entities.

Lamb Weston holds a 50% interest in Lamb Weston RDO, a potato processing venture. Lamb Weston provides all sales and marketing services to Lamb Weston RDO. Lamb Weston receives a fee for these services based on a percentage of the net sales of the venture. The fees received were $13.2 million, $11.7 million, and $12.0 million in fiscal 2016, 2015, and 2014, respectively. These fees are recorded as a reduction to selling, general, and administrative expense. Lamb Weston reflects the value of their ownership interest in this venture in other assets in the Combined Balance Sheets, based upon the equity method of accounting. The balance of Lamb Weston’s investment was $16.9 million and $14.6 million at May 29, 2016 and May 31, 2015, respectively, representing their maximum exposure to loss as a result of Lamb Weston’s involvement with this venture. The capital structure of Lamb Weston RDO includes owners’ equity of $33.9 million and term borrowings from banks of $41.1 million as of May 29, 2016. Lamb Weston has determined that they do not have the power to direct the activities that most significantly impact the economic performance of this venture.

8.	GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

The change in the carrying amount of goodwill for fiscal 2016 and 2015 was as follows:

	Global	Foodservice	Retail	Other	Total
Balance as of May 25, 2014	54.4	42.8	10.9	4.5	112.6
Acquisition	23.8	—	—	—	23.8
Currency translation	(1.5)	—	—	—	(1.5)

Balance as of May 31, 2015	$76.7	$42.8	$10.9	$4.5	$134.9
Currency translation	(1.0)	—	—	—	(1.0)

Balance as of May 29, 2016	$75.7	$42.8	$10.9	$4.5	$133.9

Other identifiable intangible assets were as follows:

	2016		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizing intangible assets	$18.0	$—	$18.0	$—
Amortizing intangible assets	35.1	13.5	35.1	11.4

	$53.1	$13.5	$53.1	$11.4

Amortizing intangible assets, carrying a remaining weighted average life of approximately 14 years, are principally composed of customer relationships and licensing arrangements. For fiscal 2016, 2015, and 2014, Lamb Weston recognized amortization expense of $2.1 million, $2.6 million, and $2.3 million, respectively. Based on amortizing assets recognized in our Combined Balance Sheet as of May 29, 2016, amortization expense is estimated to average $1.9 million for each of the next five years, with a high expense of $2.2 million in fiscal year 2017 and decreasing to a low expense of $1.8 million in fiscal year 2021.

9.	INVENTORIES

The major classes of inventories were as follows:

	May 29, 2016	May 31, 2015
Raw materials and packaging	$86.2	$85.2
Work in process	—	—
Finished goods	384.3	378.3
Supplies and other	28.4	24.7

Total	$498.9	$488.2

10.	SHARE-BASED PAYMENTS

ConAgra Foods has stockholder-approved stock plans, which provide for granting of options to employees, including Lamb Weston employees, for the purchase of ConAgra Foods common stock at prices equal to the fair value at the time of grant. ConAgra Foods also issues stock pursuant to these plans under various share-based compensation arrangements, including restricted stock units, performance shares and other share-based awards and stock issued in lieu of cash bonuses. ConAgra Foods also grants restricted share equivalents pursuant to plans approved by stockholders, which are ultimately settled in cash based on the market price of ConAgra Foods common stock as of the date the award is fully vested.

All stock-based compensation plans are managed on a consolidated basis by ConAgra Foods. Certain costs of these programs have been allocated to Lamb Weston directly based on participation by specific business employees and through indirect cost allocations described in Note 2.

Stock Options

Under ConAgra Foods’ stockholder-approved stock plans, options granted to employees become exercisable under various vesting schedules (typically three years) and generally expire seven to ten years after the date of grant.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for stock options granted:

	2016	2015	2014
Expected volatility (%)	17.85	17.44	21.13
Dividend yield (%)	2.81	3.12	3.24
Risk-free interest rates (%)	1.70	1.62	1.37
Expected life of stock option (years)	4.96	4.92	4.91

The expected volatility is based on the historical market volatility of ConAgra Foods’ stock over the expected life of the stock options granted. The expected life represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

Compensation expense is recognized using the straight-line method over the requisite service period. The compensation expense relating to Lamb Weston employees participating in the ConAgra Foods stock plan for stock option awards was $0.4 million, $0.4 million, and $0.5 million, for fiscal 2016, 2015, and 2014, respectively. The tax benefit related to the stock option expense for fiscal 2016, 2015, and 2014 was $0.2 million, $0.1 million, and $0.2 million, respectively. The closing market price of ConAgra Foods’ common stock on the last trading day of fiscal 2016 was $45.29 per share.

Restricted Stock Units

In accordance with stockholder-approved plans, ConAgra Foods issues restricted stock units and other share-based awards (“share units”). These awards generally have requisite service periods of three years. Under each arrangement, stock is issued without direct cost to the employee. The fair value of the share units is estimated based upon the market price of ConAgra Foods’ common stock at the date of grant. Certain share unit grants do not provide for the payment of dividend equivalents to the participant during the requisite service period (vesting period). For those grants, the value of the grants is reduced by the net present value of the foregone dividend equivalent payments. Compensation expense for share unit awards is recognized on a straight-line basis over the requisite service period. The compensation expense relating to employees of Lamb Weston participating in the ConAgra Foods stock plan for stock-settled share unit awards totaled $2.4 million, $2.0 million, and $2.4 million for fiscal 2016, 2015, and 2014, respectively. The tax benefit related to the stock-settled share unit award compensation expense for fiscal 2016, 2015, and 2014 was $0.9 million, $0.7 million, and $0.9 million, respectively.

All cash-settled restricted stock units are marked-to-market and presented within other current and noncurrent liabilities in the Combined Balance Sheets. The compensation expense relating to employees of Lamb Weston participating in the ConAgra Foods stock plan for cash-settled share unit awards totaled $5.7 million, $4.4 million, and $1.9 million for fiscal 2016, 2015, and 2014, respectively. The tax benefit related to the cash-settled share unit award compensation expense for fiscal 2016, 2015, and 2014 was $2.1 million, $1.6 million, and $0.7 million, respectively.

The following table summarizes the nonvested share units as of May 29, 2016 and changes during the fiscal year then ended:

	Stock-settled		Cash-settled
Share Units	Share Units (in thousands)	Weighted Average Grant-Date Fair Value	Share Units (in thousands)	Weighted Average Grant-Date Fair Value
Nonvested share units at May 31, 2015	207.9	$31.21	306.2	$30.87
Granted	61.9	$44.53	101.4	$44.72
Vested/Issued	83.9	$28.02	97.0	$24.85
Forfeited	12.9	$38.06	5.9	$37.72
Nonvested share units at May 29, 2016	173.0	$37.01	304.7	$37.28

Compensation expense allocated to Lamb Weston for stock-based compensation arrangements with employees of ConAgra Foods, in addition to the direct and incremental expense disclosed above, totaled $2.8 million, $2.7 million, and $2.5 million for fiscal 2016, 2015, and 2014, respectively. The tax benefit related to the allocated stock-based compensation expense for fiscal 2016, 2015, and 2014 was $1.0 million, $1.0 million, and $0.9 million, respectively.

Based on estimates at May 29, 2016, total unrecognized compensation expense, net of estimated forfeitures, related to share-based payments was $10.3 million.

11.	PRE-TAX INCOME AND INCOME TAXES

Pre-tax income (loss) consisted of the following:

	2016	2015	2014
United States	$384.7	$382.7	$356.9
Foreign	54.4	35.3	31.1

	$439.1	$418.0	$388.0

The provision for income taxes included the following:

	2016	2015	2014
Current
Federal	$100.0	$92.3	$118.5
State	12.0	13.1	15.6
Foreign	11.8	11.3	6.4

	123.8	116.7	140.5

Deferred
Federal	17.6	23.8	(19.7)
State	(1.3)	2.3	(2.8)
Foreign	4.4	(2.4)	(0.3)

	20.7	23.7	(22.8)

	$144.5	$140.4	$117.7

Income taxes computed by applying the U.S. Federal statutory rates to income from continuing operations before income taxes are reconciled to the provision for income taxes set forth in the Combined Statements of Earnings as follows:

	2016	2015	2014
Computed U.S. Federal income taxes	$153.7	$146.3	$135.8
State income taxes, net of Federal income tax impact	7.1	10.2	8.4
Tax credits and domestic manufacturing deduction	(9.5)	(9.2)	(12.5)
Effect of taxes booked on foreign operations	(2.8)	(3.0)	(5.4)
Change in estimate related to tax methods used for certain international sales	—	—	(6.6)
Other	(4.0)	(3.9)	(2.0)

	$144.5	$140.4	$117.7

Income taxes paid, net of refunds, were $124.7 million, $115.1 million, and $142.0 million in fiscal 2016, 2015, and 2014, respectively.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

	May 29, 2016		May 31, 2015
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment	$—	$172.5	$—	$156.9
Goodwill and other intangible assets	—	23.0	—	23.2
Accrued expenses	3.3	—	3.3	—
Compensation related liabilities	11.7	—	9.1	—
Pension and other postretirement benefits	—	—	4.3	—
Other liabilities that will give rise to future tax deductions	4.4	—	6.0	—
Deferred revenue previously recognized for tax	7.7	—	8.2	—
Net operating loss carryforwards	9.8	—	9.2	—
Federal impact of uncertain tax positions	1.5	—	2.1	—
Financing lease previously recognized for tax	25.8	—	26.3	—
Other	13.7	11.9	11.3	11.3

	77.9	207.4	74.7	191.4
Less: Valuation allowance	(12.3)	—	(8.9)	—

Net deferred taxes	$65.6	$207.4	$70.9	$191.4

The liability for gross unrecognized tax benefits at May 29, 2016 was $3.8 million, excluding a related liability of $2.8 million for gross interest and penalties. Included in the balance at May 29, 2016 are $1.1 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Any associated interest and penalties imposed would affect the tax rate. As of May 31, 2015, Lamb Weston’s gross liability for unrecognized tax benefits was $4.3 million, excluding a related liability of $2.8 million for gross interest and penalties. Included in the balance at May 31, 2015 are $1.7 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Interest and penalties recognized in the Combined Statement of Earnings was a benefit of $0.1 million and $0.2 million in fiscal 2016 and fiscal 2015, respectively.

The net amount of unrecognized tax benefits at May 29, 2016 and May 31, 2015 that, if recognized, would favorably impact Lamb Weston’s effective tax rate was $2.4 million and $2.2 million, respectively.

Lamb Weston accrues interest and penalties associated with uncertain tax positions as part of income tax expense. Lamb Weston conducts business and files tax returns in numerous countries, states, and local jurisdictions. While Lamb Weston has no history of audits on a standalone basis, the Parent has completed its U.S. federal income tax audit for tax years through fiscal 2015 and all resulting significant items for fiscal 2015 and prior years have been settled with the IRS. Other major jurisdictions where we conduct business generally have statutes of limitations ranging from three to five years.

Lamb Weston estimates that it is reasonably possible that the amount of gross unrecognized tax benefits will decrease by up to $0.4 million over the next twelve months due to various state and foreign audit settlements and the expiration of statutes of limitations.

The change in the unrecognized tax benefits for the year ended May 29, 2016 was:

Balance on May 31, 2015	$4.3
Decreases from positions established during prior periods	(0.5)
Increases from positions established during prior periods	—
Increases from positions established during current period	0.6
Decreases relating to settlements with taxing authorities	(0.2)
Reductions resulting from lapse of applicable statute of limitation	(0.3)
Other adjustments to liability	(0.1)

Balance on May 29, 2016	$3.8

Lamb Weston has approximately $9.8 million of foreign tax effected net operating loss carryforwards of which the majority expire by fiscal 2021. Federal and state capital loss carryovers of $2.8 million will expire in fiscal year 2020.

Lamb Weston has recognized a valuation allowance for the portion of the net operating loss carryforwards Lamb Weston believes are not more likely than not to be realized. The net impact on income tax expense related to changes in the valuation allowance for fiscal 2016 and fiscal 2015 were charges of $3.4 million and $5.0 million, respectively. For fiscal 2014, the valuation allowance remained unchanged. The fiscal 2016 and 2015 changes principally relate to increases to the valuation allowances for foreign net operating loss carryforwards.

As of May 29, 2016, undistributed earnings of Lamb Weston’s foreign subsidiaries amounted to approximately $99.0 million. These undistributed earnings exclude earnings from a Lamb Weston Canadian business, which was included in a ConAgra foreign legal entity not subject to being spun-off. As amounts were impractical to allocate and no undistributed earnings are expected to be transferred in connection with the spin-off, no amounts are included in the undistributed earnings above. These earnings are considered to be indefinitely reinvested and accordingly, no U.S. Federal income taxes have been provided thereon. Lamb Weston has not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that Lamb Weston considers to be reinvested indefinitely. It is not practicable to estimate the amount of U.S. income taxes that would be incurred in the event that Lamb Weston were to repatriate the cumulative earnings of non-U.S. affiliates and associated companies. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when Lamb Weston determines that such earnings are no longer indefinitely reinvested.

12.	LEASES

Lamb Weston leases certain facilities, land, and transportation equipment under agreements that expire at various dates. Rent expense for operating leases was $69.2 million, $67.4 million, and $74.2 million in fiscal 2016, 2015, and 2014, respectively.

A summary of non-cancellable operating lease commitments for fiscal years following May 29, 2016, was as follows:

2017	$18.2
2018	11.1
2019	7.9
2020	5.9
2021	3.6
Later years	15.1

$61.8

Rent expense allocated to Lamb Weston in addition to the direct and incremental expense disclosed above totaled $3.4 million, $2.2 million, and $1.8 million for fiscal 2016, 2015, and 2014, respectively.

During fiscal 2010, we completed the sale of approximately 17,600 acres of farmland to an unrelated buyer and immediately entered into an agreement with an affiliate of the buyer to lease back the farmland. Lamb Weston’s performance under the lease is guaranteed by its parent, ConAgra Foods. For purposes of the standalone financial statements of Lamb Weston, such a guarantee precludes accounting for this transaction as a sale and leaseback and, accordingly, the proceeds received of $75.0 million have been treated as a financing obligation (see Note 5) and the land and related equipment remain on our Combined Balance Sheets. At May 29, 2016, the remaining balance of the financing obligation was $69.7 million and the net carrying value of the related property was $40.5 million. The lease agreement has a remaining initial term of four years and two five-year renewal options.

13.	CONTINGENCIES

In certain limited situations, Lamb Weston will guarantee an obligation of an unconsolidated entity. At the time in which Lamb Weston initially provides such a guarantee, Lamb Weston assesses the risk of financial exposure to Lamb Weston under these agreements. Lamb Weston considers the credit-worthiness of the guaranteed party, the value of any collateral pledged against the related obligation, and any other factors that may mitigate Lamb Weston’s risk. Lamb Weston actively monitors market and entity-specific conditions that may result in a change of Lamb Weston’s assessment of the risk of loss under these agreements.

Lamb Weston is a party to various potato purchase supply agreements with growers, under which they deliver their potato crop from the contracted acres to Lamb Weston during the harvest season, and pursuant to the potato supply agreements, pricing for this inventory is determined after delivery, taking into account crop size and quality, among other factors. Lamb Weston paid $142.4 million, $136.2 million, and $142.5 million in fiscal 2016, 2015, and 2014, respectively, under the terms of the potato supply agreements. Amounts paid are initially capitalized in inventory and charged to cost of goods sold as related inventories are sold. Under the terms of such potato supply agreements, Lamb Weston has guaranteed repayment of short-term bank loans of the potato suppliers, under certain conditions. At May 29, 2016, the amount of supplier loans Lamb Weston has effectively guaranteed was $40.5 million. Lamb Weston has not established a liability for these guarantees, as Lamb Weston has determined that the likelihood of Lamb Weston’s required performance under the guarantees is remote.

Under certain other potato supply agreements, Lamb Weston makes advances to growers prior to the delivery of potatoes. The aggregate amount of such advances were $15.7 million and $21.4 million at May 29, 2016 and May 31, 2015, respectively.

Federal income tax credits were generated related to Lamb Weston’s sweet potato production facility in Delhi, Louisiana. Third parties invested in certain of these income tax credits. ConAgra Foods has guaranteed these third parties the face value of these income tax credits over their statutory lives, through fiscal 2017, in the event that the income tax credits are recaptured or reduced. The face value of the income tax credits was $26.7 million as of May 29, 2016. Lamb Weston believes the likelihood of the recapture or reduction of the income tax credits is remote, and therefore Lamb Weston has not established a liability in connection with this guarantee.

Lamb Weston holds a 50% interest in Lamb-Weston/Meijer, V.O.F. (“Lamb Weston Meijer”), a Netherlands joint venture, headquartered in the Netherlands, that manufactures and sells frozen potato products principally in Europe. Lamb Weston and Lamb Weston’s partner are jointly and severally liable for all legal liabilities of Lamb Weston Meijer. As of May 29, 2016 and May 31, 2015, the total liabilities of Lamb Weston Meijer were $203.7 million and $129.1 million, respectively. Lamb Weston Meijer is well capitalized, with partners’ equity of $284.5 million and $255.9 million as of May 29, 2016 and May 31, 2015, respectively. Lamb Weston has not established a liability in its balance sheets for the obligations of Lamb Weston Meijer, as Lamb Weston has determined the likelihood of any required payment by Lamb Weston to settle such liabilities of Lamb Weston Meijer is remote.

After taking into account liabilities recognized for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on Lamb Weston’s financial condition, results of operations, or liquidity. It is reasonably possible that a change in one of the estimates of the foregoing matters may occur in the future. Costs of legal services associated with the foregoing matters are recognized in earnings as services are provided.

14.	DERIVATIVE FINANCIAL INSTRUMENTS

Lamb Weston’s operations are exposed to market risks from adverse changes in commodity prices affecting the cost of raw materials and energy, foreign currency exchange rates, and interest rates. In the normal course of business, these risks are managed through a variety of strategies, including the use of derivatives.

Commodity and commodity index futures and option contracts are used from time to time to economically hedge commodity input prices on items such as natural gas, vegetable oils, packaging materials, and electricity. Generally, ConAgra Foods economically hedges a portion of Lamb Weston’s anticipated consumption of commodity inputs for periods of up to 36 months. Lamb Weston, through its Parent, may enter into longer-term economic hedges on particular commodities, if deemed appropriate. As of May 29, 2016, ConAgra Foods had economically hedged certain portions of Lamb Weston’s anticipated consumption of commodity inputs using derivative instruments with expiration dates through December 2016.

In order to reduce exposures related to changes in foreign currency exchange rates, Lamb Weston enters into forward exchange, option, or swap contracts from time to time for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods, and future settlement of foreign-denominated assets and liabilities. As of May 29, 2016, ConAgra Foods had economically hedged certain portions of Lamb Weston’s foreign currency risk in anticipated transactions using derivative instruments with expiration dates through December 2016.

Economic Hedges of Forecasted Cash Flows

Many of Lamb Weston’s derivatives do not qualify for, and Lamb Weston does not currently designate certain commodity derivatives to achieve, hedge accounting treatment. Lamb Weston reflects realized and unrealized gains and losses from derivatives used to economically hedge anticipated commodity consumption in earnings immediately within cost of goods sold.

Economic Hedges of Fair Values—Foreign Currency Exchange Rate Risk

Lamb Weston may use options and cross currency swaps to economically hedge the fair value of certain monetary assets and liabilities (including intercompany balances) denominated in a currency other than the functional currency. These derivatives are marked-to-market with gains and losses immediately recognized in selling, general and administrative expenses. These substantially offset the foreign currency transaction gains or losses recognized as values of the monetary assets or liabilities being economically hedged change.

All derivative instruments are recognized on the Combined Balance Sheets at fair value (refer to Note 16 for additional information related to fair value measurements). The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. In accordance with generally accepted accounting principles, Lamb Weston offsets certain derivative asset and liability balances where master netting agreements provide for legal right of setoff.

Derivative assets and liabilities were reflected in Lamb Weston’s Combined Balance Sheets as follows:

	May 29, 2016	May 31, 2015
Prepaid expenses and other current assets	$2.0	$3.4
Other accrued liabilities	0.1	—

The following table presents Lamb Weston’s derivative assets and liabilities, at May 29, 2016, on a gross basis, prior to the setoff of $0.1 million where legal right of setoff existed:

	Derivative Assets		Derivative Liabilities
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity Contracts	Prepaid expenses and other current assets	$1.5	Other accrued liabilities	$0.2
Foreign exchange contracts	Prepaid expenses and other current assets	0.6	Other accrued liabilities	—

		$2.1		$0.2

The following table presents Lamb Weston’s derivative assets and liabilities, at May 31, 2015, on a gross basis, prior to the setoff of $0.4 million where legal right of setoff existed:

	Derivative Assets		Derivative Liabilities
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity Contracts	Prepaid expenses and other current assets	$3.8	Other accrued liabilities	$0.4

The location and amount of gains (losses) from derivatives not designated as hedging instruments in Lamb Weston’s Combined Statements of Earnings were as follows:

	For the Fiscal Year Ended May 29, 2016
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(5.4)
Foreign exchange contracts	Selling, general and administrative expense	0.8

Total loss from derivative instruments not designated as hedging instruments		$(4.6)

	For the Fiscal Year Ended May 31, 2015
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(11.4)
Foreign exchange contracts	Selling, general and administrative expense	1.1

Total loss from derivative instruments not designated as hedging instruments		$(10.3)

	For the Fiscal Year Ended May 25, 2014
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(1.8)
Foreign exchange contracts	Selling, general and administrative expense	(0.7)

Total loss from derivative instruments not designated as hedging instruments		$(2.5)

As of May 29, 2016, Lamb Weston’s open commodity contracts had a notional value (defined as notional quantity times market value per notional quantity unit) of $32.8 million and $13.6 million for purchase and sales contracts, respectively. As of May 31, 2015, Lamb Weston’s open commodity contracts had a notional value of $58.4 million and $20.7 million for purchase and sales contracts, respectively. The notional amount of Lamb Weston’s foreign currency forward contracts as of May 29, 2016 was $7.1 million.

ConAgra Foods enters into certain commodity and foreign exchange derivatives with a diversified group of counterparties on behalf of Lamb Weston. ConAgra Foods continually monitors Lamb Weston’s positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. These transactions may expose Lamb Weston to potential losses due to the risk of nonperformance by these counterparties. Lamb Weston has not incurred a material loss due to nonperformance in any period presented and does not expect to incur any such material loss. ConAgra Foods also enters into futures and options transactions on behalf of Lamb Weston through various regulated exchanges.

At May 29, 2016, the maximum amount of loss due to the credit risk of the counterparties had the counterparties failed to perform according to the terms of the contracts, was $0.6 million.

15.	PENSION BENEFITS

ConAgra Foods offers plans that are shared amongst its businesses, including Lamb Weston. In these cases, the participation of Lamb Weston employees in these plans is reflected in these financial statements as though Lamb Weston participates in a multiemployer plan with ConAgra Foods. A proportionate share of the service cost associated with these plans is reflected in these Combined Financial Statements. Additionally, the remaining cost elements (e.g. interest) are included in the allocations of indirect costs (see Note 2). Assets and liabilities of such plans are retained by ConAgra Foods. Further information on the ConAgra Foods plan is discussed in ConAgra Foods’ Annual Report on Form 10-K for the fiscal year ended May 29, 2016.

16.	FAIR VALUE MEASUREMENTS

FASB guidance establishes a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities. The three levels of inputs used to measure fair value are as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities,

Level 2—Observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets, and

Level 3—Unobservable inputs reflecting Lamb Weston’s own assumptions and best estimate of what inputs market participants would use in pricing the asset or liability.

The fair values of Lamb Weston’s Level 2 derivative instruments were determined using valuation models that use market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent commodity and foreign currency option and forward contracts.

The following table presents Lamb Weston’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of May 29, 2016:

	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$1.4	$0.6	$—	$2.0
Deferred compensation assets	0.7	—	—	0.7

Total assets	$2.1	$0.6	$—	$2.7

Liabilities:
Derivative liabilities	$—	$0.1	$—	$0.1
Deferred compensation liabilities	6.5	—	—	6.5

Total liabilities	$6.5	$0.1	$—	$6.6

The following table presents Lamb Weston’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of May 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$2.3	$1.1	$—	$3.4
Deferred compensation assets	0.9	—	—	0.9

Total assets	$3.2	$1.1	$—	$4.3

Liabilities:
Deferred compensation liabilities	$6.5	$—	$—	$6.5

Total liabilities	$6.5	$—	$—	$6.5

Certain assets and liabilities, including long-lived assets, goodwill, asset retirement obligations, and cost and equity investments are measured at fair value on a non-recurring basis.

During fiscal 2014, the $17.7 million carrying amount of a potato processing and storage facility (level 3 asset) was written down to its fair value of $3.8 million, resulting in an impairment charge of $13.9 million to selling, general and administrative expenses. The fair value measurement used to determine the impairment was based upon the expected sales price.

During fiscal 2014, the $19.7 million carrying amount of a processing facility acquired from an onion supplier (level 3 asset) was written-down to its fair value of $10.8 million, resulting in an impairment charge of $8.9 million. The fair value of the measurement used to determine the impairment was based upon the expected sales price. The impairment charges are included in selling, general and administrative expenses (see Note 13).

The carrying amount of long-term debt (including current installments) was $118.1 million as of May 29, 2016 and $125.7 million as of May 31, 2015, which approximates its fair value (level 2 liabilities).

17.	OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of:

	May 29, 2016	May 31, 2015
Noncurrent income tax liabilities	$148.4	$127.6
Noncontrolling interest and put option premium of Lamb Weston BSW	47.4	41.6
Other	47.7	53.5

	$243.5	$222.7

18.	INVESTMENTS IN JOINT VENTURES

Lamb Weston has investments in certain potato joint ventures. The carrying value of our equity method investments at the end of fiscal 2016 and 2015 was $155.3 million and $119.8 million, respectively. These amounts are included in Other Assets.

In fiscal 2016, 2015, and 2014, we had sales to and purchases from our equity method investments of $15.0 million and $11.9 million, $7.8 million and $12.8 million, and $5.4 million and $3.4 million, respectively. Total dividends received from equity method investments in fiscal 2016, 2015, and 2014 were $37.9 million, $12.0 million, and $45.9 million, respectively.

Summarized combined financial information for our equity method investments on a 100% basis is as follows:

	2016	2015
Net sales	$917.3	$872.1
Gross margin	167.0	171.7
Earnings before income taxes	143.3	85.4

	May 29, 2016	May 31, 2015
Current assets	$304.8	$285.3
Noncurrent assets	294.8	193.0
Current liabilities	202.2	151.8
Noncurrent liabilities	81.7	81.4

19.	BUSINESS SEGMENTS AND RELATED INFORMATION

We report our operations in four reporting segments: Global, Retail, Foodservice, and Other.

Global

The Global reporting segment includes branded and private label frozen potato products sold in North America and International markets. The segment includes the top 100 North America based restaurant chains and international customers comprised of global & regional chains, foodservice distributors and retailers. We have included non-U.S. and non-Canadian retail and foodservice customers in the Global segment due to the efficiency benefits of coordinating sales to all customer types within specific markets, as well as due to these customers’ smaller scale and dependence on local economic conditions. The segment’s product portfolio includes frozen potatoes, sweet potatoes, and appetizers sold under the Lamb Weston brand, as well as many custom labels.

Retail

The Retail reporting segment includes consumer facing retail branded and private label frozen potato products, which are sold primarily to grocery, mass merchants, club, and specialty retailers. The segment’s primary food items include: frozen potato and sweet potato items which are sold under retailer’s own brands and other licensed equities such as Alexia® and the brand names of major North American restaurant chains.

Foodservice

The Foodservice reporting segment includes branded and private label frozen potato sales throughout the United States and Canada. The primary food items include: frozen potato, sweet potato, commercial ingredients and appetizer items which are sold primarily to commercial distributors, regional chains, independent restaurants, and non-commercial channels. The branded items are sold under the Lamb Weston® brand across all foodservice channels.

Other

The Other segment primarily includes Equity earnings from Lamb Weston’s joint ventures with Lamb Weston Meijer and Lamb Weston RDO along with the vegetable and dairy business.

We do not aggregate operating segments when determining our reporting segments.

	2016	2015	2014
Net sales
Global	$1,549.4	$1,512.9	$1,493.2
Foodservice	946.0	929.0	865.7
Retail	372.1	355.6	333.0
Other	126.3	127.5	123.3

Total net sales	$2,993.8	$2,925.0	$2,815.2
Product contribution margin
Global	$296.5	$253.7	$279.5
Foodservice	254.7	246.0	216.3
Retail	69.6	47.6	49.8
Other	21.0	20.6	18.4

Total product contribution margin	$641.8	$567.9	$564.0

Equity method investment earnings (Other segment)	$71.7	$42.7	$29.6

Total product contribution margin plus equity method investment earnings	$713.5	$610.6	$593.6

Other selling, general and administrative expenses	$268.5	$186.5	$200.3
Interest expense, net	5.9	6.1	5.3
Income tax expense	144.5	140.4	117.7

Net income	$294.6	$277.6	$270.3
Less: Net income attributable to noncontrolling interests	9.3	9.3	9.4

Net income attributable to Lamb Weston	$285.3	$268.3	$260.9

Assets by Segment

The manufacturing assets of Lamb Weston are shared across all reporting segments. Output from these facilities used by each reporting segment can change from fiscal year to fiscal year. Therefore, it is impracticable to allocate those assets to the reporting segments, as well as disclose total assets by segment.

Other Information

At May 29, 2016, Lamb Weston had approximately 6,400 employees, primarily in the United States. Approximately 34% of Lamb Weston’s employees are parties to collective bargaining agreements. Of the employees subject to collective bargaining agreements, approximately 42% are parties to collective bargaining agreements scheduled to expire during fiscal 2017.

The net sales of each of our Global, Retail and Foodservice reporting segments are comprised of sales of frozen potato and frozen sweet potato products. The net sales of our Other reporting segment included vegetable sales of $70.4 million, $74.7 million, and $68.8 million, various byproduct sales of $46.4 million, $38.6 million, and $40.8 million and dairy product sales of $9.5 million, $14.2 million, and $13.7 million in fiscal 2016, 2015, and 2014, respectively. Product contribution margin is defined as net sales, less cost of goods sold and advertising and promotions expenses. Other selling, general and administrative expenses include all selling, general, and administrative expenses other than advertising and promotions expenses.

Our operations are principally in the United States. With respect to operations outside of the United States, no single foreign country or geographic region was significant with respect to consolidated operations for fiscal 2016, 2015, and 2014. Foreign net sales, including sales by domestic segments to customers located outside of the United States and Canada, were approximately $615.9 million, $577.0 million, and $601.8 million, in fiscal 2016, 2015, and 2014, respectively. Lamb Weston’s long-lived assets located outside of the United States are not significant.

Lamb Weston’s largest customer, McDonald’s Corporation, accounted for approximately 11%, 11%, and 13% of consolidated net sales for fiscal 2016, 2015, and 2014, respectively.

Lamb Weston was a party to a supply agreement with an onion processing company where Lamb Weston had guaranteed, under certain conditions, repayment of a $25.0 million secured loan (the “Secured Loan”) of this onion products supplier to the supplier’s lender. During the fourth quarter of fiscal 2012, Lamb Weston received notice from the lender that the supplier had defaulted on the Secured Loan and Lamb Weston exercised Lamb Weston’s option to purchase the Secured Loan from the lender for $40.8 million, thereby assuming first-priority secured rights to the underlying collateral for the amount of the Secured Loan, and cancelling Lamb Weston’s guarantee. The supplier filed for bankruptcy during the fourth quarter of fiscal 2012 and during the second quarter of fiscal 2013, Lamb Weston acquired ownership and all rights to the underlying collateral, consisting of agricultural land and an onion processing facility. During the third quarter of fiscal 2013, Lamb Weston recognized an impairment charge of $10.2 million to reduce the carrying amount of these assets to their estimated fair value based upon updated appraisals. During the second quarter of fiscal 2014, Lamb Weston recognized an additional impairment charge of $8.9 million to reduce the carrying amount of the processing facility to its estimated fair value based upon expected sales proceeds. In the fourth quarter of fiscal 2014, Lamb Weston sold the land and recognized a gain of $5.1 million. In the third quarter of fiscal 2015, Lamb Weston sold the processing facility and recognized an immaterial gain.